ANNUAL REPORT
2024

CONMED



Contents



Foundations of **the Future**

———————— At CONMED, we believe that strong foundations drive lasting progress. We have built a company rooted in innovation, operational excellence, and a commitment to improving patient outcomes.In 2024, we reinforced these foundations, strengthening our portfolio, advancing our technology, and positioning ourselves for long-term success in an evolving healthcare landscape.

This year has been one of both progress and transformation. We expanded our presence in high-growth markets, strengthened our supply chain, and continued investing in groundbreaking solutions. Our commitment to empowering healthcare providers worldwide remains steadfast, as does our focus on delivering value for all stakeholders.

As we look to the future, our foundation is strong. The strategic decisions we make today— whether through innovation, operational improvements, or deepening customer relationships— are shaping the next chapter of our company.

By staying true to our vision, we are building a future where CONMED continues to lead, evolve, and improve lives.



Company Snapshot

$1.3 BILLION

FY 2024 REVENUE

Geographic Revenue



- Asia Pacific 15%
- US 57%
- EMEA 19%
- Americas Ex-US 9%

43% International Revenue

Product Revenue



- Orthopedic Surgery 42%
- General Surgery 58%

Employees Globally

3,900

General Surgery

- ⊙ Products used in the areas of advanced surgical and advanced endoscopic technologies.

Orthopedic Surgery

- ⊙ Surgical devices including capital, single-use, and implants used in the repair of soft tissue and joint injuries.

Revenue ($ in Thousands)



Adjusted Diluted Net Earnings per Share*



*Adjusted diluted net earnings per share is a non-GAAP measure. Refer to the "GAAP to Non-GAAP Reconciliations" section for the most directly comparable GAAP measure, GAAP diluted net earnings (loss) per share.



CONMED *2024*
ANNUAL **REPORT**

Letter to Stockholders



Patrick J. Beyer   Martha Goldberg Aronson

Dear Fellow Stockholders of CONMED Corporation:

Since the Company's founding in 1970, CONMED has developed a diverse portfolio of clinically differentiated products through both strategic acquisitions and internal development, with the aim of providing innovative solutions to a dynamic healthcare industry and to positively impact patient outcomes. During 2024, our global CONMED team worked together to serve our customers, while navigating complex and challenging environments worldwide. CONMED emerged from 2024 stronger and better positioned to deliver on the potential of our portfolio and our vision to "Empower healthcare providers worldwide to deliver exceptional outcomes for patients." As we execute on our vision, we remain focused on driving stockholder value by evolving our product mix toward higher-growth, higher-margin offerings, increasing our market share in large and attractive markets, and advancing our supply chain initiatives. As we execute on these focus areas, we are confident that we can deliver above-market revenue and profitability growth over the long term.

In 2024, our diversified portfolio generated revenue of $1.31 billion, representing growth of 5.0% as reported and 5.3% in constant currency*. Our General Surgery product line performed well with constant currency* sales growth of 7.5%. Within General Surgery, AirSeal had another year of strong double-digit sales growth with both record capital and disposable sales.

Sales for our Orthopedics product line increased 2.5% on a constant currency* basis, below market growth due to ongoing supply chain challenges. While we made progress on these supply challenges throughout the year, we acknowledge that additional actions are needed to turn our supply chain into an area of strength. As we look to 2025, we are taking swift action and are keenly focused on strengthening our supply chain and optimizing inventory, and we are confident that we will finish the year in a much stronger position to reliably meet customer demand.

2024 was marked by a mix of successes and setbacks. While our overall sales growth was within the expected range of our clinically differentiated portfolio, we are focused on the long term opportunity to grow faster than our peers in revenue and profitability. We were able to offset some of the top-line headwinds with improved profitability, driven by product mix and operating leverage. Our adjusted operating margin* for 2024 was 15.5%, an improvement of 150 basis points over 2023. This operating margin expansion contributed to strong growth in adjusted diluted net earnings per share*, which finished the year up 20.9% to $4.17.

Looking Forward

We are laser focused on resolving the remaining supply challenges within our Orthopedics product line and strengthening our operations in 2025. Our sales force has returned to offense in our Foot and Ankle product offering, although there is still work ongoing in other areas of Orthopedics. We have engaged a top-tier consulting firm that is helping us drive change more rapidly and turn our operations from an area of weakness into an area of strength. We remain focused on maximizing the potential of the key growth drivers across our portfolio, including AirSeal®, Buffalo Filter®, BioBrace® and our Foot and Ankle portfolio.

AirSeal® recorded another record sales year in 2024. We are confident that AirSeal® will remain a double-digit grower for many years, supported by physician demand for better patient outcomes that benefit not only patients but hospitals as well. These benefits include a reduction in post-operative pain and quicker recovery times for patients, resulting in shorter hospital stays and enabling hospitals to treat more patients. We are seeing healthy attachment rates of AirSeal® across robotic procedures while also continuing to drive increased usage of clinical insufflation in laparascopic cases globally.

Expanding the impact of Buffalo Filter® and ensuring that it continues to play a key role in protecting caregivers from toxic smoke in the operating room remains a high priority for our team. We are a leader in the smoke evacuation market, which is still in the early stages of its growth trajectory, and we intend to maintain this leadership position through ongoing technological advances supported by increasing legislation both within the United States and globally.

We are excited about the outlook for BioBrace®, our highly differentiated product for soft tissue repair and sports medicine that is being used across nearly 50 different procedure types. The utility of BioBrace® is supported by 14 peer-reviewed publications, and we are looking forward to sharing data from our large randomized, prospective clinical study in rotator cuff repair in 2027.

Our R&D teams are focused on developing innovative new products and platforms across our Orthopedics and General Surgery product lines. We believe innovation that improves patient care can drive demand and clinical engagement because it delivers better outcomes for our patients while simultaneously being economically positive for healthcare institutions.

We are also committed to delivering further margin expansion driven by product mix and responsible expense management. As we focus on resolving our supply chain challenges and enabling our sales force to get fully back on offense, we believe an attractive and responsible model is to grow adjusted net diluted earnings per share at approximately twice the rate of sales growth on a constant currency basis. On its own, we believe our revenue mix of higher margin product offerings can support 50 to 80 basis points of annual gross margin improvement over the intermediate-term time horizon.

Turning to the balance sheet, reducing leverage remains a priority, and we expect our leverage ratio** to drop below 3.0x by the end of 2025, reducing our interest expense and providing a further tailwind to future earnings growth.



We also want to highlight our greatest asset: our people. We are proud to have a dedicated global team that embodies our values, known as **CONMED's Pillars of Excellence:**

- **WE DO** things the right way;
- **WE MAKE** and keep commitments;
- **WE OPERATE** with urgency;
- **WE BELIEVE** in the Power of Engaged Talent; and
- **WE DELIVER** exceptional results.

Our management team and Board of Directors are committed to creating an engaging working environment, and we were pleased to once again receive high marks from our employees in the 2024 employee engagement survey, in which 98% of our employees voluntarily participated.

Leadership Transitions

In October 2024, CONMED shared Curt R. Hartman's plans to retire as President and Chief Executive Officer (CEO) of the Company. We would like to thank Curt for his extraordinary contributions to CONMED over the last ten years. Curt has been instrumental in growing and diversifying the portfolio and expanding our business in key markets, nearly doubling the Company's revenues and more than doubling its profitability during his tenure. Curt led the team that transformed CONMED into a leader in key markets and categories across both General Surgery and Orthopedics, and he led the acquisitions of several innovative, highly impactful technologies that have been instrumental in driving the Company's above-market growth and strong profitability. As a result of this transformation, the Company is in a significantly stronger position than when he joined in 2014, and we have helped thousands of patients lead better lives. We truly appreciate Curt's commitment to CONMED and his support in ensuring a smooth and successful transition.

As part of the Board's ongoing and active succession planning process, the Board conducted an extensive review prior to selecting a successor to Curt as CEO. In January, Patrick (Pat) J. Beyer became CONMED's President and CEO and joined CONMED's Board of Directors. Pat has over 30 years of experience in the medical device industry including global commercial, operational, and leadership roles. His career with CONMED began in 2014, when he joined as President of CONMED's International Business. Since then, he has held roles of increasing scope and responsibility, including his most recent position of Chief Operating Officer. Since taking on the role of CEO in January, Pat has focused on broadening and deepening his understanding of CONMED even further: meeting with global team members, visiting our factories, connecting with customers, and meeting with our Stockholders. The Board has immense confidence in Pat as the right CEO to lead the Company forward.

Board of Directors

Following nearly ten years of service, John L. Workman informed the Board that he did not intend to stand for re-election at the May 2025 Annual Meeting of Stockholders. We would like to thank John for his years of distinguished service to the Company and the Board. John made many contributions throughout his tenure. His experience and knowledge, particularly with regard to financial matters in the healthcare industry, was invaluable to the Company.

The Board engaged in a comprehensive process, led by the Corporate Governance and Nominating Committee, to select a new independent Director to join our Board. As a result of this process, we are pleased to welcome Mark Kaye as a new Director. Mark brings deep financial and accounting expertise, as well as a skill set including corporate governance and risk management within the healthcare industry. Both Pat and Mark bring fresh perspectives and diverse experiences that are welcome additions to our board.

Closing

On behalf of our management team and the Board of Directors, we thank you for your confidence in CONMED. We are committed to executing the Company's long term strategy of empowering healthcare providers to deliver exceptional outcomes for patients, delivering favorable returns to our stockholders, creating an engaging workplace environment for our employees, and enabling long-term success of the business.

Sincerely,

Patrick J. Beyer
President and Chief Executive Officer

Martha Goldberg Aronson
Chair of the Board



*Constant currency net sales growth, adjusted operating margin and adjusted diluted net earnings per share are non-GAAP financial measures. Refer to the GAAP to Non-GAAP Reconciliations page for reconciliations to the most directly comparable GAAP financial measures, reported net sales, operating margin and diluted net earnings (loss) per share.

**The debt leverage ratio is a non-GAAP measure that calculates net debt divided by adjusted EBITDA. Please refer to our quarterly earnings reports for the reconciliation of GAAP EBITDA to adjusted EBITDA.



AirSeal®: Advancing Surgical Excellence

At CONMED, innovation means improving outcomes where it matters most—in the safety, comfort, and recovery of the patient. The AirSeal® System has set a new standard in surgical technology by enabling lower pressure, and with lower pressure comes lower postoperative pain, and supporting faster patient recoveries. At the same time, AirSeal® enhances surgical visibility and control—creating a more precise, efficient, and responsive operating environment for the entire care team. The system also continuously evacuates surgical smoke contributing to a clearer field and safer OR conditions.

Maintaining Stability and Improving Patient Outcomes

While the benefits of minimally invasive surgery are clear, the challenge of maintaining consistent pneumoperitoneum—particularly at low pressures—remains a critical, and often underappreciated, concern. Traditional insufflation systems struggle to maintain stable working conditions, especially when using lower pressure settings designed to reduce strain on the patient.

AirSeal® changes that. Its ability to deliver continuous, stable pneumoperitoneum—even at low pressures—allows surgeons to operate with greater precision and confidence. Lower pressure, simultaneously reduces post-operative pain, minimizing the risk of discomfort, and supporting faster patient recover.

For the surgical team, this stability translates into improved visibility, fewer procedural interruptions, and a more predictable operative field.

Additionally, AirSeal®'s ability to continuously evacuate smoke from the operative field further enhances visibility and safeguards the OR team from unnecessary exposure.



"This technology helps preserve surgical exposure when I make an incision. It allows me to see at all times and not have to wait for smoke to be vented. Ultimately, it makes me more efficient during procedures and allows me to be more independent as a surgeon."

— **Dr. Bahareh Nejad**, Head of the Robotics Program at UC Davis

Measuring the Impact

The widespread adoption of AirSeal® has led to measurable improvements in the surgical environment. Across hospitals and surgical centers, surgeons, OR staff—and ultimately patients—are experiencing the benefits of stable pneumoperitoneum at lower pressures, which support enhanced visibility, smoother procedures, and improved recovery.





"ERAS at its core is evidence-based medicine designed to minimize the surgical stress response. The easiest, but most often missed example of this, is using low-pressure peritoneum with AirSeal®."

— **Dr. Brian Harkins**, ERAS Advocate

By integrating AirSeal® into surgical workflows, hospitals are not only enhancing procedural outcomes but also prioritizing the safety of their teams—an essential factor in sustaining high-quality patient care.

A Future of Safer, Smarter Surgery

As surgical protocols evolve and Enhanced Recovery After Surgery (ERAS) pathways become more widely adopted, low-pressure laparoscopy is emerging as a key pillar of modern surgical care.



The AirSeal® System empowers this shift by enabling low-pressure procedures without sacrificing stability, visibility, or control—helping clinicians reduce patient trauma, shorten recovery time, and improve overall outcomes.

AirSeal® is redefining what's possible—and helping to make low-pressure the new surgical standard.

BioBrace® Clinical Outcomes: Shaping the Future of Soft Tissue Repair

In 2024, BioBrace® established its position as a groundbreaking advancement in sports medicine, delivering clinical outcomes that redefine expectations in rotator cuff repair and soft tissue augmentation. With an expanding body of peer-reviewed evidence and a growing global impact, surgeons and healthcare providers are empowered to make informed, data-driven decisions that enhance patient care and surgical success.

Advancing Clinical Excellence in Sports Medicine

The rotator cuff repair market remains the largest segment in sports medicine, drawing numerous new medical device entrants each year. However, as the landscape becomes increasingly saturated, healthcare professionals are looking for solutions backed by clinical rigor and long-term patient benefits—the continually growing body of evidence around BioBrace® supports claims that are lacking for other technologies.



BioBrace® Clinical Outcomes: Shaping the Future of Soft Tissue Repair

This year, BioBrace® achieved a significant milestone with the publication of its first peer-reviewed clinical outcomes study, **"Favorable Early Patient-Reported Outcome Measures and Clinical Retear Rates in High-Risk Rotator Cuff Repairs Augmented with a Reinforced Bio-Inductive Implant at One-Year Follow-Up."** The study focused on high-risk patients—those least likely to heal—yet demonstrated an impressive **94.1% healing rate at one year.** This represents a paradigm shift in rotator cuff repair, as literature reports retear rates as high as 94% in similar patient populations.



Data-Driven Innovation for Better Patient Outcomes

BioBrace® continues to build a strong foundation of clinical evidence that supports its efficacy and value. In 2024 alone, the technology was featured in eight new journal publications, bringing its total to 19 peer-reviewed studies—a testament to the confidence surgeons have in BioBrace®'s ability to improve patient outcomes. With three ongoing randomized controlled trials (RCTs), BioBrace® is empowering surgeons to practice evidence-based medicine.

Beyond its promising results to date, BioBrace® also addresses one of the most pressing challenges in healthcare: cost efficiency. Data demonstrates BioBrace® may reduce re-operation rates which could provide a sustainable solution for hospitals and payers, ensuring better patient care while improving overall healthcare economics.

Building the Future of Soft Tissue Repair

BioBrace® is more than an innovation—adoption of BioBrace® represents a shift toward smarter, data-driven decision-making in sports medicine. By partnering with leading academic institutions and scientific advisory boards, CONMED has developed a comprehensive evidence-generation strategy that not only supports product claims but also guides regulatory approvals and value analysis reviews across global markets.

As we look ahead, BioBrace® will continue to lead the charge in clinical excellence, empowering surgeons with an advanced, science-backed solution that delivers meaningful results. In an era where data is paramount, BioBrace® stands as a beacon of innovation—helping patients heal faster, surgeons operate with confidence, and the healthcare system evolve for the better.



CONMED's Global Reach & Impact: Elevating Healthcare Worldwide

At CONMED, our commitment to innovation goes beyond technology—it's about the people we empower, the patients we serve, and the global healthcare community we support. With a presence spanning multiple continents, a strong international workforce, and a vast distribution network, we are transforming surgical care and enhancing patient outcomes on a worldwide scale.

A Global Network Advancing Surgical Excellence

CONMED's reach extends across the globe, where our teams are dedicated to delivering life-changing surgical solutions to healthcare professionals and patients. Operating from key locations worldwide, we combine deep industry expertise with local market understanding, ensuring that every innovation we bring to the field is accessible, effective, and tailored to the unique needs of diverse healthcare systems. Through an extensive network of distribution partners, our technologies are reaching hospitals, surgical centers, and healthcare providers who rely on us to deliver efficiency, precision, and improved patient care.

Impacting Patients, Empowering Surgeons

Our mission is realized in every operating room where CONMED technologies make a difference. From soft tissue augmentation in sports medicine to advanced surgical insufflation, our solutions are shaping the future of healthcare, one procedure at a time. Across specialties, surgeons trust our innovations to enhance outcomes—helping patients regain mobility, heal stronger, and recover faster. With a focus on continuous improvement, we are redefining what's possible in shoulder, knee, and foot and ankle procedures, while also leading advancements in general surgery that prioritize efficiency and safety.

CONMED's Global Reach & Impact:
Elevating Healthcare Worldwide

Beyond the OR, our commitment to patient impact is equally strong. Through collaboration with leading medical institutions and scientific advisors, we ensure that every solution we develop is backed by rigorous clinical validation. By investing in data-driven research, we empower healthcare providers with evidence-based products that drive better decision-making and long-term healthcare improvements. Additionally, our commitment to education has resulted in the successful training of thousands of healthcare professionals, equipping them with the skills and knowledge needed to maximize patient outcomes using CONMED technologies. Through surgical training programs, hands-on workshops, and expert-led symposia, we are advancing global surgical proficiency and fostering a new generation of highly skilled medical professionals.

Innovating for a Smarter, Safer Future

Innovation is at the heart of CONMED's global mission. We are not just advancing surgical technology— we are shaping the future of operating rooms, streamlining workflows, and enhancing procedural safety. With increasing focus on sustainability, efficiency, and patient-centric solutions, we are committed to developing technologies that not only improve outcomes but also optimize healthcare resources. Our impact extends to protecting surgical teams and patients alike, from smoke evacuation solutions that create safer work environments to high-performance surgical instruments that drive precision and reliability.

The Future of Healthcare is Global

As CONMED continues to expand its international footprint, our focus remains on driving innovation, improving patient outcomes, and fostering collaboration with the world's top healthcare professionals. We are not just delivering medical technology—we are building a healthier future for patients, providers, and communities worldwide.

With each new breakthrough, each successful procedure, and each empowered surgeon, we are proving that our global reach translates into real-world impact. And we're just getting started.



Smoke Evacuation – Protecting Caregivers, Advancing Safety

In modern surgical environments, safety extends beyond the patient. At CONMED, our commitment to innovation doesn't stop at improving clinical outcomes—it extends to protecting the millions of healthcare professionals who dedicate their lives to patient care. One of the most pressing concerns in operating rooms worldwide is surgical smoke exposure, a hazard that affects surgeons, nurses, and OR staff on a daily basis.

By championing the widespread adoption of smoke evacuation technology, CONMED has taken a leading role in safeguarding those on the frontlines of healthcare. In 2024, our smoke evacuation solutions have protected millions of caregivers globally, reinforcing our mission to set new standards in OR safety.

A Measurable Impact on Healthcare Professionals

Surgical smoke is an invisible yet significant risk, containing toxic chemicals, viruses, and carcinogens comparable to cigarette smoke. Despite its dangers, not all ORs have adopted comprehensive smoke evacuation protocols. CONMED's technology is actively changing that landscape, ensuring that more caregivers can perform their critical work without unnecessary exposure to harmful airborne contaminants.

This year alone, our smoke evacuation systems have been deployed in millions of procedures across the globe, significantly reducing surgical smoke exposure for healthcare professionals in the U.S., international markets, and beyond. The numbers tell a compelling story of impact:

- Across the U.S., our smoke evacuation devices have contributed to the protection of over **8 million caregivers**, reflecting the growing commitment to OR safety standards in North America.

- Internationally, **over 6 million caregivers have benefited from our smoke evacuation technology,** underscoring our expanding global reach and the increasing prioritization of workplace safety in healthcare facilities worldwide.

- On a global scale, our solutions have protected **more than 14 million caregivers**, reinforcing our dedication to making surgical environments safer across all markets.



Smoke Evacuation — Protecting Caregivers, Advancing Safety

Leading the Industry Toward a Safer Future

As more governing bodies and healthcare institutions recognize the need for universal smoke evacuation policies, CONMED continues to push forward, providing the advanced solutions necessary to meet these evolving standards. The demand for safety in the OR is not just about compliance—it is about ensuring that those who dedicate their lives to medicine can do so in a safe, healthy environment.

With ongoing education, advocacy, and technology development, CONMED is committed to eliminating surgical smoke exposure wherever procedures take place. Every smoke evacuation device deployed represents not just an innovation in healthcare, but a step toward a future where every operating room is free from airborne surgical hazards—and where the caregivers who make healing possible are protected, always.



Board of Directors



Martha Goldberg Aronson

Chair of the Board



Patrick J. Beyer

Director, President &
Chief Executive Officer



David Bronson

Director



Brian P. Concannon

Director



LaVerne Council

Director



Charles M. Farkas

Director



Mark Kaye

Director



Barbara J. Schwarzentraub

Director



Dr. John L. Workman

Director

Executive Leadership Team



Patrick J. Beyer
President & Chief Executive Officer



Todd W. Garner
EVP, Finance & Chief Financial Officer



Luke Buza
VP & General Manager, Foot & Ankle



Richard Glaze
Chief Information Officer



Edward Clifford
VP, Global Manufacturing



Brent Lalomia
EVP, Regulatory Affairs, Quality Assurance, Clinical Affairs, & Commercial Operations



Stephan Epinette
VP & General Manager, International



Nate Miersma
VP & General Manager, US Orthopedics



John Ferrell
EVP, Human Resources



Andrew Moller
VP, Corporate Controller



Hollie Foust
EVP, General Counsel & Corporate Secretary



Johonna Pelletier
Treasurer & VP, Tax



Peter K. Shagory
EVP, Strategy & Corporate Development

Additional Information

CORPORATE OFFICE

CONMED Corporation
11311 Concept Blvd.
Largo, FL 33773
Phone: 1-866-4CONMED

CUSTOMER SERVICE

1-866-4CONMED
customerexperience@CONMED.com
www.CONMED.com
Ethics policy available at
www.CONMED.com

STOCK

CONMED Corporation's stock is traded
on the New York Stock Exchange with
the symbol: CNMD

STOCKHOLDER INFO

Investor Relations Department
CONMED Corporation
Attn: Todd Garner
11311 Concept Blvd.
Largo, FL 33773
727-214-2975

Transfer Agent/Registrar
Computershare Investor
Services
P.O. Box 43006
Providence, RI 02940-3006
1-800-368-5948
www.computershare.com/investor



GAAP to Non-GAAP Reconciliations*

Reconciliations of Reported Net Income (Loss) to Adjusted Net Earnings
(in thousands, except per share amounts, unaudited)

Year Ended December 31, 2024

	Gross Profit	Selling & Administrative Expense	Operating Income	Interest Expense	Other Expense	Tax Expense	Effective Tax Rate	Net Income	Basic EPS	Adjustments	Diluted EPS
As reported	$ 733,032	$ 478,280	$ 200,326	$ 37,297	$ -	$ 30,606	18.8%	$ 132,423	$ -	$ -	$ 132,423
% of sales	56.1%	36.6%	15.3%								
EPS									$ 4.29		$ 4.25
Shares									30,846	304	31,150
Legal matters	-	(5,097)	5,097	-	-	806		4,291			
Restructuring and related costs	235	(1,539)	1,774	-	-	255		1,519			
Asset impairment costs	1,414	-	1,414	-	-	203		1,211			
Hurricane impact	955	-	955	-	-	829		126			
Lease impairment	-	(606)	606	-	-	526		80			
Termination of distributor agreement	-	970	(970)	-	-	(139)		(831)			
Contingent consideration fair value adjustment	-	41,048	(41,048)	-	-	(1,591)		(39,457)			
	$ 735,636	$ 513,056	$ 168,154	$ 37,297	$ -	$ 31,495		$ 99,362			
Adjusted gross profit %	56.3%										
Amortization	$ 6,000	(28,629)	34,629	(5,700)	-	9,775		30,554			
As adjusted		$ 484,427	$ 202,783	$ 31,597	$ -	$ 41,270	24.1%	$ 129,916		$ -	$ 129,916
% of sales		37.1%	15.5%								
Adjusted diluted EPS											$ 4.17
Shares									30,846	304	31,150
Convertible note hedges											-
Adjusted diluted shares											31,150

Year Ended December 31, 2023

	Gross Profit	Selling & Administrative Expense	Operating Income	Interest Expense	Other Expense	Tax Expense	Effective Tax Rate	Net Income	Basic EPS	Adjustments	Diluted EPS
As reported	$ 676,245	$ 503,040	$ 120,603	$ 39,775	$ -	$ 16,369	20.3%	$ 64,459	$ -	$ -	$ 64,459
% of sales	54.3%	40.4%	9.7%								
EPS									$ 2.10		$ 2.04
Shares									30,668	880	31,548
Acquisition and integration costs	8,617	(752)	9,369	-	-	1,207		8,162			
Termination of distributor agreements	-	(2,098)	2,098	-	-	417		1,681			
Restructuring and related costs	2,035	(1,578)	3,613	-	-	930		2,683			
Software implementation costs	-	(6,056)	6,056	-	-	1,453		4,603			
Contingent consideration fair value adjustment	-	2,421	(2,421)	-	-	2,037		(4,458)			
	$ 686,897	$ 494,977	$ 139,318	$ 39,775	$ -	$ 22,413		$ 77,130			
Adjusted gross profit %	55.2%										
Amortization	$ 6,000	(29,068)	35,068	(6,058)	-	9,969		31,157			
As adjusted		$ 465,909	$ 174,386	$ 33,717	$ -	$ 32,382	23.0%	$ 108,287		$ -	$ 108,287
% of sales		37.4%	14.0%								
Adjusted diluted EPS											$ 3.45
Shares									30,668	880	31,548
Convertible note hedges											(142)
Adjusted diluted shares											31,406

Year Ended December 31, 2022

	Gross Profit	Selling & Administrative Expense	Operating Income	Interest Expense	Other Expense	Tax Expense / (Benefit)	Effective Tax Rate	Net Income (Loss)	Basic EPS	Adjustments	Diluted EPS
As reported	$ 571,245	$ 454,039	$ 70,054	$ 28,905	$ 112,011	$ 9,720	-13.7%	$ (80,582)	$ -	$ -	$ (80,582)
% of sales	54.6%	43.4%	6.7%								
EPS									$ (2.68)		$ (2.68)
Shares									30,040	-	30,040
Acquisition and integration costs	4,540	(10,063)	14,603	-	-	46,965		(32,362)			
Legal matters	-	(775)	775	-	-	(462)		1,237			
Restructuring and related costs	1,955	(786)	2,741	-	-	6,029		(3,288)			
Software implementation costs	-	(6,769)	6,769	-	-	14,889		(8,120)			
Contingent consideration fair value adjustment	-	(2,518)	2,518	-	-	5,538		(3,020)			
Convertible notes premium on extinguishment	-	-	-	-	(103,125)	(61,521)		164,646			
Change in fair value of convertible notes hedges upon settlement	-	-	-	-	(5,460)	(3,257)		8,717			
Loss on early extinguishment of debt	-	-	-	-	(3,426)	(2,044)		5,470			
	$ 577,740	$ 433,128	$ 97,460	$ 28,905	$ -	$ 15,857		$ 52,698			
Adjusted gross profit %	55.3%										
Amortization	$ 6,000	(27,791)	33,791	(4,910)	-	9,381		29,320			
As adjusted		$ 405,337	$ 131,251	$ 23,995	$ -	$ 25,238	23.5%	$ 82,018		$ 2,978	$ 84,996
% of sales		38.8%	12.6%								
Adjusted diluted EPS											$ 2.65
Shares									30,040	2,656	32,696
Convertible note hedges											(578)
Adjusted diluted shares											32,118

Year Ended December 31, 2021

	Gross Profit	Selling & Administrative Expense	Operating Income	Interest Expense	Other Expense	Tax Expense	Effective Tax Rate	Net Income	Basic EPS	Adjustments	Diluted EPS
As reported	$ 568,036	$ 414,754	$ 109,717	$ 35,485	$ 1,127	$ 10,563	14.4%	$ 62,542		$ -	$ 62,542
% of sales	56.2%	41.0%	10.9%								
EPS									$ 2.14		$ 1.94
Shares									29,162	3,054	32,216
Restructuring and related costs	-	(414)	414	-	-	109		305			
Loss on early extinguishment of debt	-	-	-	-	(1,127)	281		846			
	$ 568,036	$ 414,340	$ 110,131	$ 35,485	$ -	$ 10,953		$ 63,693			
Adjusted gross profit %	56.2%										
Amortization	$ 6,000	(27,133)	33,133	(13,943)	-	11,394		35,682			
As adjusted		$ 387,207	$ 143,264	$ 21,542	$ -	$ 22,347	18.4%	$ 99,375		$ -	$ 99,375
% of sales		38.3%	14.2%								
Adjusted diluted EPS											$ 3.21
Shares									29,162	3,054	32,216
Convertible note hedges											(1,273)
Adjusted diluted shares											30,943

Year Ended December 31, 2020

	Gross Profit	Selling & Administrative Expense	Operating Income	Interest Expense	Other Expense	Tax Expense/ (Benefit)	Effective Tax Rate	Net Income	Basic EPS	Adjustments	Diluted EPS
As reported	$ 460,300	$ 373,817	$ 46,010	$ 44,052	$ 355	$ (7,914)	-493.9%	$ 9,517		$ -	$ 9,517
% of sales	53.4%	43.3%	5.3%								
EPS									$ 0.33		$ 0.32
Shares									28,581	883	29,464
Plant underutilization costs	6,586	-	6,586	-	-	739		5,847			
Product rationalization costs	2,169	(2,095)	4,264	-	-	460		3,804			
Restructuring and related costs	1,087	(4,782)	5,869	-	-	1,807		4,062			
Acquisition and integration costs	2,820	(1,192)	4,012	-	-	888		3,124			
Manufacturing consolidation costs	3,993	-	3,993	-	-	485		3,508			
	$ 476,955	$ 365,748	$ 70,734	$ 44,052	$ 355	$ (3,535)		$ 29,862			
Adjusted gross profit %	55.3%										
Amortization	$ 6,000	(27,945)	33,945	(13,414)	-	13,037		34,322			
As adjusted		$ 337,803	$ 104,679	$ 30,638	$ 355	$ 9,502	12.9%	$ 64,184		$ -	$ 64,184
% of sales		39.2%	12.1%								
Adjusted diluted EPS											$ 2.18

Sales Summary
(in millions, unaudited)

	2024	2023	% Change from 2023 to 2024 As Reported	Impact of Foreign Currency	Constant Currency
Orthopedic surgery	$ 544.0	$ 533.1	2.0%	0.5%	2.5%
General surgery	763.0	711.6	7.2%	0.3%	7.5%
Net sales	$ 1,307.0	$ 1,244.7	5.0%	0.3%	5.3%

*Refer to our 2024 Annual Report on Form 10-K, available at www.CONMED.com, as well as our Form 8-K filings with the SEC on February 5, 2025, January 31, 2024, February 2, 2023, January 26, 2022, and January 27, 2021 for additional information regarding our non-GAAP measures.

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended: December 31, 2024   Commission file number: 001-39218

CONMED CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	16-0977505
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
11311 Concept Boulevard **Largo, Florida**	**33773**
(Address of principal executive offices)	(Zip Code)

(727) 392-6464
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	CNMD	NYSE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

As of June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the shares of voting common stock held by non-affiliates of the registrant was approximately $1.6 billion based upon the closing price of the Company's common stock on the NYSE Stock Market.

The number of shares of the registrant's $0.01 par value common stock outstanding as of February 12, 2025 was 30,908,835.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Definitive Proxy Statement and any other informational filings for the 2025 Annual Meeting of Shareholders are incorporated by reference into Part III of this report.



11311 Concept Blvd., Largo, Florida 33773

www.CONMED.com

CONMED CORPORATION
ANNUAL REPORT ON FORM 10-K
FOR YEAR ENDED DECEMBER 31, 2024
TABLE OF CONTENTS

Part I

Part II

Part III

Part IV

CONMED CORPORATION

Item 1. Business

Forward Looking Statements

This Annual Report on Form 10-K for the fiscal year ended December 31, 2024 ("Form 10-K") contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to CONMED Corporation ("CONMED", the "Company", "we" or "us" — references to "CONMED", the "Company", "we" or "us" shall be deemed to include our direct and indirect subsidiaries unless the context otherwise requires) which are based on the beliefs of our management, as well as assumptions made by and information currently available to our management.

When used in this Form 10-K, the words "estimate", "project", "believe", "anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those identified under the caption "Item 1A-Risk Factors" and elsewhere in this Form 10-K which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:

- *general economic and business conditions, including, without limitation, a potential economic downturn, supply chain challenges and constraints, including the availability and cost of materials, the effects of inflation, and increased interest rates;*
- *compliance with and changes in regulatory requirements;*
- *the failure of any enterprise-wide software programs or information technology systems, or potential disruption associated with updating or implementing new software programs or information technology systems;*
- *the risk of an information security breach, including a cybersecurity breach;*
- *pandemics and health crises, and the responses thereto by governments and hospitals;*
- *the possibility that United States or foreign regulatory and/or administrative agencies may initiate enforcement actions against us or our distributors;*
- *the introduction and acceptance of new products;*
- *the ability to advance our product lines, including challenges and uncertainties inherent in product research and development, and the uncertain impact, outcome and cost of ongoing and future clinical trials and market studies;*
- *competition;*
- *laws and government regulations;*
- *changes in customer preferences;*
- *changes in technology;*
- *cyclical customer purchasing patterns due to budgetary, staffing and other constraints;*
- *environmental compliance risks, including lack of availability of sterilization with Ethylene Oxide ("EtO") or other compliance costs associated with the use of EtO;*
- *the quality of our management and business abilities and the judgment of our personnel, as well as our ability to attract, motivate, and retain employees at all levels of the Company;*
- *the availability, terms and deployment of capital;*
- *current and future levels of indebtedness and capital spending;*
- *changes in foreign exchange and interest rates;*
- *the ability to evaluate, finance and integrate acquired businesses, products and companies;*
- *changes in business strategy;*
- *the risk of a lack of allograft tissues due to reduced donations of such tissues or due to tissues not meeting the appropriate high standards for screening and/or processing of such tissues;*
- *the ability to defend and enforce intellectual property, including the risks related to theft or compromise of intellectual property in connection with our international operations;*
- *the risk of patent, product and other litigation as well as the cost associated with such litigation;*
- *trade protection measures, tariffs and other border taxes, and import or export licensing requirements;*
- *weather related events which may disrupt our operations; and*
- *various other factors referenced in this Form 10-K.*

See "Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations", "Item 1-Business" and "Item 1A-Risk Factors" for a further discussion of these factors. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Form 10-K or to reflect the occurrence of unanticipated events.

General

CONMED Corporation was incorporated under the laws of the State of New York in 1970 and became a Delaware corporation in May 2020. CONMED is a medical technology company that provides devices and equipment for surgical procedures. The Company's products are used by surgeons and other healthcare professionals in a variety of specialties including orthopedics, general surgery, gynecology, thoracic surgery and gastroenterology. The Company's 3,900 employees distribute its products worldwide from three primary manufacturing locations. Our headquarters are located in Largo, Florida.

We have historically used strategic business acquisitions, internal product development and distribution relationships to diversify our product offerings, increase our market share in certain product lines, realize economies of scale and take advantage of growth opportunities in the healthcare field.

We are committed to offering products with the highest standards of quality, technological excellence and customer service. Substantially all of our facilities have attained certification under the ISO international quality standards and other domestic and international quality accreditations.

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are accessible free of charge through the Investor Relations section of our website (http://www.conmed.com) as soon as practicable after such materials have been electronically filed with, or furnished to, the United States Securities and Exchange Commission (the "SEC"). In addition, the SEC maintains an Internet site (http:/www.sec.gov) containing reports, proxy and information statements and other information regarding issuers that file with the SEC.

Business Strategy

CONMED's vision is to empower healthcare providers worldwide to deliver exceptional outcomes for patients through the following initiatives:

- **Introduction of New Products and Product Enhancements.** We pursue organic growth through developing new products and enhancing existing products. We seek to develop new technologies which improve the durability, performance and usability of existing products. In addition to our internal research and development efforts, we receive new ideas for products and technologies, particularly in procedure-specific areas, from surgeons, inventors and other healthcare professionals.

- **Pursue Strategic Acquisitions.** We pursue strategic acquisitions, distribution and similar arrangements in existing and new growth markets to achieve increased operating efficiencies, geographic diversification and market penetration. Targeted companies have historically included those with proven technologies and established brand names which provide potential sales, marketing and manufacturing synergies. This includes the acquisitions of In2Bones Global, Inc. ("In2Bones") in June 2022 and Biorez, Inc. ("Biorez") in August 2022.

- **Realize Manufacturing and Operating Efficiencies.** We continually review our production systems for opportunities to reduce operating costs, consolidate product lines or process flows, reduce inventory and optimize existing processes.

- **Geographic Diversification.** We believe that significant growth opportunities exist for our surgical products outside the United States. Principal international markets for our products include Europe, Latin America, Canada and the Asia/Pacific Rim.

- **Active Participation in the Medical Community.** We believe that working relationships with physicians and others in the medical industry enable us to gain an understanding of trends and emerging opportunities. Active participation allows us to quickly respond to the changing needs of physicians and patients. In addition, we are an active sponsor of medical education both in the United States and internationally, offering training on new and innovative surgical techniques as well as other medical education programs on the use of our products.

Products

The following table sets forth the percentage of net sales for each of our product lines during each of the three years ended December 31:

	Year Ended December 31,		
	2024	**2023**	**2022**
Orthopedic surgery	42 %	43 %	44 %
General surgery	58	57	56
Consolidated net sales	100 %	100 %	100 %
Net sales (in thousands)	$ 1,307,015	$ 1,244,744	$ 1,045,472

Orthopedic Surgery

We design, manufacture and globally distribute products which enable orthopedic surgeons to surgically address sports medicine injuries in the knee, hip, shoulder and lower extremities. In these procedures, we offer products such as BioBrace®, TruShot® with Y-Knot® All-In-One Soft Tissue Fixation System, Y-Knot® All-Suture Anchors, and Argo™ Knotless Suture Anchors which provide unique clinical solutions to orthopedic surgeons for the augmentation and repair of soft tissue injuries. In addition to implants, we offer supporting products that enable surgeons to perform minimally invasive sports medicine surgeries. These products include powered resection instruments as well as fluid management and visualization systems and the related single-use products which are marketed under a number of brands, including CONMED Linvatec®, Concept® and Shutt®. Our product offering for the extremity market includes a portfolio of arthroplasty, biologic, fracture and fixation systems for foot and ankle surgery with products such as the Quantum® Total Ankle System and the CoLink® plating system. We compete with Smith & Nephew, plc; Arthrex, Inc.; Stryker Corporation; Johnson & Johnson: DePuy Mitek, Inc.; Zimmer Biomet, Inc.; Paragon 28, Inc. and Treace Medical Concepts, Inc.

We also provide our customers with a comprehensive line of battery-powered, autoclavable, large and small bone power tool systems for use in orthopedic, arthroscopic, oral/maxillofacial, podiatric, spinal and cardiothoracic surgeries. These products are marketed under the Hall® surgical brand name, a pioneer in power surgical tools in the United States. In powered instruments, our competition includes Stryker Corporation; Medtronic plc; Johnson & Johnson: DePuy Synthes, Inc.; and Zimmer Biomet, Inc.

In 2024, approximately 77% of orthopedic surgery revenue came from single-use products that are expected to be recurring.

General Surgery

Our general surgery product line offers a large range of products in the areas of advanced surgical and advanced endoscopic technologies.

Our advanced surgical product offering includes the leading clinical insufflation system (AirSeal®). AirSeal® includes the proprietary valveless access ports that deliver significant benefits to traditional minimally invasive surgery and robotic surgical procedures. The Buffalo Filter acquisition complemented the CONMED portfolio of smoke removal devices, which provides the Company with the broadest portfolio of single-use and capital smoke evacuation products available in the medical device market today. In addition to AirSeal® and the Buffalo Filter® products, the Company manufactures and sells an extensive energy line and a broad offering of endomechanical products. The electrosurgical offering consists of monopolar and bipolar generators, argon beam coagulation generators, handpieces, smoke management systems and other accessories. Our endomechanical products offer a full line of instruments, including the Anchor[1] line of tissue retrieval bags, trocars, suction irrigation devices, graspers, scissors and dissectors, used in minimally invasive surgery. Our competition includes Medtronic plc; Johnson & Johnson: Ethicon Endo-Surgery, Inc.; Stryker Endoscopy; Olympus Corporation; ERBE Elektromedizin GmbH; and Applied Medical Resources Corporation.

Our advanced endoscopic technologies offering includes a comprehensive line of therapeutic and diagnostic products used in gastroenterology procedures which utilize flexible endoscopes, as well as patient monitoring products. In addition to these offerings, we offer a unique energy platform specifically designed for gastroenterology and pulmonology procedures. Devices include products for dilation, hemostasis, biliary, stricture management, infection prevention and patient monitoring. Patient monitoring includes ECG electrodes, EEG electrodes and cardiac defibrillation pads. Our competition includes Boston

---

[1] Anchor is a trademark of the Anchor Products Company, Addison, Illinois.

Scientific Corporation - Endoscopy; Cook Medical, Inc.; Merit Medical Endotek; Olympus Corporation; STERIS Corporation - U.S. Endoscopy; Cantel Medical- Medivators, Inc.; Cardinal Health Inc. and 3M Company.

In 2024, approximately 91% of general surgery revenue came from single-use products that are expected to be recurring.

International

Expanding our international presence is an important component of our long-term growth plan. Our products are sold in over 100 countries. International sales efforts are coordinated through local country dealers (including sub-distributors or sales agents) or through direct in-country sales. We distribute our products through sales subsidiaries and branches with offices located in Australia, Austria, Belgium, Brazil, Canada, China, Denmark, Finland, France, Germany, Italy, Japan, Korea, the Netherlands, Poland, Spain, Sweden and the United Kingdom. In these countries, our sales are denominated in the local currency and amounted to approximately 32% of our consolidated net sales in 2024. In the remaining countries where our products are sold through independent distributors, sales are denominated in United States dollars.

Competition

We compete in orthopedic and general surgery medical device markets across the world. Our competitors range from large manufacturers with multiple business units to smaller manufacturers with limited product offerings. We believe we have appropriate product offerings and adequate market share to compete effectively in these markets. The global markets are constantly changing due to technological advances. We seek to closely align our research and development with our key business objectives, namely developing and improving products and processes, applying innovative technology to the manufacture of products for new global markets and reducing the cost of producing core products.

The breadth of our product lines in our key product areas enables us to meet a wide range of customer requirements and preferences. This has enhanced our ability to market our products to surgeons, hospitals, surgery centers, group purchasing organizations ("GPOs"), integrated delivery networks ("IDNs") and other customers, particularly as institutions seek to reduce costs and minimize the number of suppliers.

Marketing

A significant portion of our products are distributed domestically directly to more than 6,000 hospitals, surgery centers and other healthcare institutions as well as through medical specialty distributors. We are not dependent on any single customer and no single customer accounted for more than 10% of our net sales in 2024, 2023 and 2022.

A significant portion of our U.S. sales are to customers affiliated with GPOs, IDNs and other large national or regional accounts, as well as to the Veterans Administration and other hospitals operated by the Federal government. For hospital inventory management purposes, some of our customers prefer to purchase our products through independent third-party medical device distributors.

Our employee sales representatives are extensively trained in our various product offerings. Each employee sales representative is assigned a defined geographic area and compensated on a commission basis or through a combination of salary and commission. The sales force is supervised and supported by either area directors or district managers. In certain geographies, sales agent groups are used in the United States to sell our orthopedic products. These sales agent groups are paid a commission for sales made to customers while home office sales and marketing management provide the overall direction and training for marketing and positioning of our products. Our sales professionals provide surgeons and other healthcare professionals with information relating to the technical features and benefits of our products.

Our healthcare systems organization is responsible for interacting with large regional and national accounts (e.g. GPOs, IDNs, etc.). We have contracts with many such organizations and believe that the loss of any individual group purchasing contract would not materially impact our business.

We sell to a diversified base of customers around the world and, therefore, believe there is no material concentration of credit risk.

Manufacturing

Raw material costs constitute a substantial portion of our cost of production. A substantial portion of our raw materials and select components used in the manufacturing process are procured from external suppliers. We use a risk based approach when assessing sourcing strategies that include multisource, inventory redundancy and other strategies in accordance with our quality standards to manage continuity of supply. As a result of supply chain best practices, new product development, intellectual property and acquisitions, we often form strategic partnerships with key suppliers. This may result in components and raw materials being sole sourced. We continuously seek to manage our supply chain to mitigate supply disruptions that may pose an overall material adverse effect on our financial and operational performance. We seek to schedule production and maintain adequate levels of safety stock based on a number of factors, including experience, knowledge of customer ordering patterns, demand, manufacturing lead times and optimal quantities required to maintain the highest possible service levels. Customer orders are generally processed for immediate shipment and backlog of firm orders is therefore not generally material to an understanding of our business.

Research and Development

New and improved products play a critical role in our continued sales growth. Internal research and development efforts focus on the development of new products and technological and design improvements. We maintain close working relationships with surgeons, inventors and other healthcare professionals who often suggest to us new product and technology ideas, principally in procedure-specific areas. In certain cases, we seek to obtain rights to these ideas through negotiated agreements. Such agreements typically compensate the originator through payments based upon a percentage of licensed product net sales. Annual royalty expense approximated $6.8 million, $5.3 million and $3.2 million in 2024, 2023 and 2022, respectively.

Amounts expended for Company research and development were approximately $54.4 million, $52.6 million and $47.2 million during 2024, 2023 and 2022, respectively.

Intellectual Property

Patents and other proprietary rights, in general, are important to our business. We have rights to intellectual property, including United States patents and foreign equivalent patents which cover a wide range of our products with expiration dates from 2025 to 2043. We own a majority of these patents and have exclusive and non-exclusive licensing rights to the remainder. We believe that the development of new products and technological and design improvements to existing products will continue to be important to our competitive position.

Government Regulation and Quality Systems

The development, manufacture, sale and distribution of our products are subject to regulation by numerous agencies and legislative bodies, including the U.S. Food and Drug Administration ("FDA") and comparable foreign counterparts. In the United States, these regulations were enacted under the Medical Device Amendments of 1976 to the Federal Food, Drug and Cosmetic Act and its subsequent amendments, and the regulations issued or proposed thereunder.

The FDA's Quality System Regulations set forth requirements for our product design and manufacturing processes, require the maintenance of certain records, provide for on-site inspection of our facilities and continuing review by the FDA. Many of our products are also subject to industry-defined standards. Authorization to commercially market our products in the U.S. is granted by the FDA under a procedure referred to as a 510(k) pre-market notification and clearance or Premarket Approval ("PMA"). We believe that our products and processes presently meet applicable standards in all material respects.

Medical device regulations continue to evolve world-wide. Products marketed in the member countries of the European Union ("EU") and other countries require preparation of technical files and design dossiers which demonstrate compliance with applicable international regulations. As government regulations continue to change, there is a risk that the distribution of some of our products may be interrupted or discontinued if they do not meet the country specific requirements.

We market our products in numerous countries outside the United States and therefore are subject to regulations affecting, among other things, product standards, sterilization, packaging requirements, labeling requirements, import laws and on-site inspection by independent bodies with the authority to issue or not issue certifications we may require to be able to sell products in certain countries. Many of the regulations applicable to our devices and products in these countries are similar to those of the FDA. The member countries of the EU follow the requirements under the EU Medical Device Regulation ("EU MDR") which replaced prior regulations with a single set of regulations in May 2017 for all member countries. EU MDR imposes stricter requirements for the marketing and sale of medical devices, including in the areas of clinical evaluation requirements, quality systems, labeling and post-market surveillance with an effective date of May 2021. During the transition period, medical devices with notified body certificates issued under the EU Medical Device Directive prior to May 2021 may continue to be placed on the market for the earlier of the remaining validity of the certificate or December 2028. These regulations require companies that wish to manufacture and distribute medical devices in the European Union to maintain quality system certifications through European Union recognized Notified Bodies. These Notified Bodies authorize the use of the CE Mark allowing free movement of our products throughout the member countries. Requirements pertaining to our products vary widely from country to country, ranging from simple product registrations to detailed submissions such as those required by the FDA. We believe that our products and quality procedures currently meet applicable standards for the countries in which they are marketed.

As noted above, our facilities are subject to periodic inspection by the United States Food and Drug Administration ("FDA") and foreign regulatory agencies or notified bodies for, among other things, conformance to Quality System Regulation and Current Good Manufacturing Practice ("CGMP") requirements and foreign or international standards. Refer to Note 14 for further discussion.

We are also subject to various environmental health and safety laws and regulations both in the United States and internationally, as are our suppliers and sterilization service providers. Our operations involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. We believe our policies, practices and procedures are properly designed to comply, in all material respects, with applicable environmental laws and regulations. We do not expect internal compliance with these requirements to have a material effect on purchases of property, plant and equipment, cash flows, net income (loss) or our competitive position. Refer to Item 1A, Risk Factors, for further discussion of the use of outside EtO sterilization service providers.

CONMED Workforce Overview

One of CONMED's core values is our belief in the power of engaged talent. As of December 31, 2024, we had approximately 3,900 full-time employees, including approximately 2,400 in operations and the remaining in sales, marketing, research and development and administration.

We know that our people are our most important assets and crucial to our ability to deliver on our mission. Accordingly, the success and growth of our business depends in large part on our ability to attract, engage and develop a diverse population of talented employees at all levels of our organization.

Talent Management and Succession Planning

All levels of Company management are engaged in talent management practices. The Board of Directors ("Board") reviews the Company's people strategy in support of its business strategy at least annually and frequently discusses talent opportunities, including a detailed discussion of the Company's global leadership talent and succession plans with a focus on key positions at the senior executive level. High-potential leaders are given exposure and visibility to Board members through formal presentations and informal events. More broadly, the Board is regularly updated on key talent indicators for the overall workforce, including diversity, recruitment and development programs.

Competitive Pay and Benefits

Our compensation programs are designed to align the compensation of our employees with CONMED's performance and to provide the proper incentives to attract, retain and motivate employees to achieve positive results. For those employees eligible for incentive earnings, our compensation programs are balanced to ensure earnings are tied to short-term and long-term performance. Our benefits offerings vary from country to country, dependent on local market practices. We regularly evaluate our benefits offerings to ensure their competitiveness as well as equity and fairness.

CONMED is committed to pay equity for all employees. We conduct an annual review of our pay equity globally by role, location, and gender, and also by ethnic diversity in the U.S. If pay equity issues are identified that cannot be explained by historical performance, time in role, tenure, or other job-related factors, we work to address the inequity in a timely fashion.

Diversity and Inclusion

A demonstrated commitment to diversity and inclusion is vital to CONMED's success as we seek out individuals who bring their unique capabilities to our Company. We believe that diverse teams stimulate innovation, enhance our understanding of the needs of our global customer base and ultimately deliver better results for our stakeholders. We value individual strengths and we believe that hiring and retaining employees of all different backgrounds and experiences permits us to better serve our customers, shareholders and other stakeholders. We also recognize that representation of diversity in the workforce is not enough to have the impact desired, so we encourage inclusion and belonging in addition to representation.

Development

CONMED recognizes that development is most effective when customized to an employee's unique experiences and interests. In this spirit, CONMED employees and managers utilize various tools such as the annual performance review process and individual development plans to facilitate a specific individual's career growth.

On an annual basis, we offer a performance review workshop for employees. This workshop was developed to encourage employees to adopt a growth mindset while reflecting on their accomplishments and setting goals for the upcoming year.

Because our managers are the crucial link in our employee's growth and development, CONMED leaders complete a global interactive on-line training program, which includes topics such as diversity of thought, developing employees' strengths, and employee relations.

Employee Engagement

Measuring our team members' engagement helps us understand what is working well and where we have opportunities to improve. CONMED utilizes the Gallup Q12 Employee Engagement Survey both to measure engagement across the organization, and to provide a basis for individual team action planning sessions.

In May 2024, 98% of our global workforce participated in the survey, and all team members were invited to participate in subsequent team action planning sessions. During these sessions, survey results are reviewed and discussed. Additionally, the team agrees upon action items they can take to improve their engagement and make CONMED an even better place to work. Following these sessions, managers meet with their teams periodically to discuss progress on agreed upon action items. Due to the commitment of our global team members, CONMED's global engagement average overall score increased year-over-year.

Item 1A. Risk Factors

An investment in our securities, including our common stock, involves a high degree of risk. Investors should carefully consider the specific factors set forth below as well as the other information included or incorporated by reference in this Form 10-K. See "Forward Looking Statements".

(i) Risks Related to Our Business and the Medical Device Industry

Our financial performance is dependent on conditions in the healthcare industry and the broader economy. Our business and financial performance could be adversely affected, directly or indirectly, by a potential economic downturn.

The results of our business are directly tied to the economic conditions in the healthcare industry and the broader economy as a whole. We believe that the health care industry will continue to be impacted by judicial decisions, increasing regulation, political and legal action at both the federal and state/local levels in the United States and internationally, and US executive orders, and it is uncertain how such developments will affect our business. We will continue to monitor and manage the impact of the overall economic environment on the Company.

Market volatility and uncertainty related to inflation and its effects, which could potentially contribute to poor economic conditions, may contribute to or enhance some of the risks described herein. Any of these effects, or others that we are not able to predict, could adversely affect our business, financial condition or results of operations. Any deterioration in global economic conditions could also have material adverse effects on our business, financial condition or results of operations, even if our direct exposure to the affected region is limited. Global political trends could increase the probability of a deterioration in global economic conditions.

In this regard, approximately 15% of our 2024 revenues are derived from the sale of capital products. The sales of such products may be negatively impacted if hospitals and other healthcare providers are unable to secure the financing necessary to purchase these products or otherwise defer purchases.

Public health crises have had, and may continue to have, an adverse effect on certain aspects of our business, financial condition, or results of operations. The nature and extent of future impacts are highly uncertain and unpredictable.

We face a wide variety of risks related to public health crises, epidemics, pandemics or similar events, which could have an adverse effect on certain aspects of our business, financial condition, or results of operations. For example, during the COVID-19 pandemic, in some geographies or territories, our field-based sales representatives were limited in their ability to travel to service or call on customers. Further, some hospitals delayed certain procedures to reserve space for COVID-19 patients or experienced slowdowns due to staffing shortages. If a new health epidemic or outbreak were to occur, we could experience broad and varied impacts similar to the impact of COVID-19, including adverse impacts to our workforce and supply chain, inflationary pressures and increased costs, schedule or production delays, market volatility and other financial impacts. If any of these were to occur, our future results and performance could be adversely impacted.

Limitations on the availability of Ethylene Oxide ("EtO") sterilization services may limit our ability to sell certain sterile products.

Approximately 31% of our products when measured in terms of revenues for 2024, are sterilized by third-party sterilizers using ethylene oxide, a chemical which, when present or used in high levels or concentrations, has raised some environmental concerns in some areas within the United States, with the result that some EtO sterilization facilities have closed, or are threatened with closure, either temporarily or permanently, in connection with government enforcement actions or enhanced regulations prompted by environmental concerns. We have been able to secure EtO sterilization services to date, and do not currently expect sterilization availability to have a material impact on our business. If, however, there are further restrictions on capacity or further government actions adverse to EtO sterilization, it is possible that we could be impacted materially in the future.

As a medical device manufacturer that interacts with physicians and health care providers domestically and internationally, we face risks under domestic and foreign laws and regulations, including the Foreign Corrupt Practices Act and similar statutes in other countries, and government enforcement actions more generally.

Manufacturers of medical devices have been the subject of various investigations and enforcement actions relating to interactions with health care providers, both domestically and internationally. The interactions with domestic health care providers are subject to various federal and state laws and regulations, including the federal Anti-Kickback Statute, which prohibits entities from knowingly and willfully soliciting, offering, receiving or paying remuneration (including kickbacks or bribes) in exchange for or to induce the referral of an individual for the purchase, order, lease or recommendation of any good, item or service for which payment may be made under federal healthcare programs; and the federal civil False Claims Act, which prohibits individuals or entities from knowingly presenting or causing to be presented false or fraudulent claims for payment or knowingly using false statements to obtain payment from the federal government. Suits filed under the False Claims Act may be brought by "relators" or "whistleblowers" on behalf of the government, who may share in amounts paid by the entity to the government in fines or settlement. Also, many states have enacted laws similar to the federal Anti-Kickback Statute and the False Claims Act, and some of these may be broader in scope in that some extend to all payors.

The Foreign Corrupt Practices Act ("FCPA") prohibits U.S. companies and their representatives from offering or making payments to foreign officials for the purpose of securing a business advantage; and in many countries, the healthcare professionals with whom we regularly interact may meet the definition of a foreign government official for purposes of this law. Similar anti-bribery laws are in effect in many of the countries in which we operate. The FCPA also imposes obligations on manufacturers listed on U.S. stock exchanges to maintain accurate books and records, and maintain internal accounting controls sufficient to provide assurance that transactions are accurately recorded, lawful and in accordance with management's authorization. The FCPA can pose unique challenges for manufacturers that operate in foreign cultures where conduct prohibited by the FCPA may not be viewed as illegal in local jurisdictions and because, in some cases, a United States manufacturer may face risks under the FCPA based on the conduct of third parties (i.e., distributors) over whom the manufacturer may not have complete control.

We also must comply with a variety of other laws that impose extensive tracking and reporting related to all transfers of value provided to certain healthcare professionals and others. Any failure to comply with these laws and regulations could subject us or our officers and employees to criminal and civil financial penalties.

Furthermore, due to the nature of our business, which includes the sourcing, marketing and manufacturing of medical devices, we regularly become involved in disputes, litigation and regulatory matters. Litigation is inherently unpredictable, disruptive, and time consuming, and we cannot predict the timing, outcome or impact of any such investigations. For example, we voluntarily informed the U.S. Department of Justice ("DOJ") of potential issues with certain royalty payments related to surgeons involved in design teams. We are fully cooperating with the DOJ and their review of this matter. Although we are currently unable to predict the outcome of the investigations or the potential impact, if any, on our business, financial condition, and results of operations, the impacts could potentially be significant and material. Any adverse outcome in one or more of these investigations could include the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, including exclusion from government reimbursement programs and/or entry into Corporate Integrity Agreements (CIAs) with governmental agencies. In addition, resolution of any of these matters could involve the imposition of additional, costly compliance obligations.

These laws and regulations are broad in scope and are subject to evolving interpretation and we have in the past been, and in the future could be, required to incur substantial costs to investigate, audit and monitor compliance or to alter our practices. We continue to implement enhancements to our overall compliance program in light of evolving interpretations of laws and regulations. Violations or alleged violations of these laws could result in litigation, and we may be subject to criminal or civil penalties and sanctions, including substantial fines, imprisonment of current or former employees and exclusion from participation in governmental healthcare programs.

No inquiry or claim that we currently face or have faced to date, and no report of misconduct that we have received to date, has had a material adverse effect on our business, financial condition or results of operations. There can be no assurance, however, that any pending inquiries will not become investigations or enforcement actions, or the costs associated with responding to such inquiries, investigations, enforcement actions or investigations relating to reports of misconduct will not have a material adverse effect on our business, financial condition or results of operations.

Failure to comply with regulatory requirements may result in recalls, loss of revenues, fines or other materially adverse implications.

As a manufacturer of medical devices, we are governed by a global regulatory environment that is increasingly stringent, unpredictable and complex. The products and services we design, develop, manufacture and market are subject to rigorous regulation by the FDA and numerous other supranational, national, federal, regional, state and local governmental authorities.

We have ongoing responsibilities under FDA regulations, the EU MDR and other supranational, national, federal, regional, state and local requirements. These requirements relate to quality systems, recordkeeping, labeling, promotional and marketing requirements, adverse event reporting regulations and other matters, which are subject to continual review and are monitored rigorously through periodic inspections by regulators, which may result in observations (such as on FDA Form 483), and in some cases warning letters, that require corrective action or other forms of enforcement. There can be no assurance that the costs of responding to such inspections will not be material. Additionally, the availability of designated European notified body services to certify compliance with the new EU MDR requirements is limited, which may delay the marketing approval for some of our products under the EU MDR (and, potentially, the UK MDR). Furthermore, regulators strictly regulate the promotional claims that we may make about approved or cleared products.

We incur significant costs to comply with regulations, including the EU MDR. If we fail to comply with applicable regulatory requirements, we may be subject to a range of sanctions, including substantial fines, warning letters that require corrective action, product seizures, recalls, import restrictions, the suspension of product manufacturing or sales, revocation of approvals, exclusion from future participation in government healthcare programs, substantial fines and criminal prosecution.

Moreover, we are generally required to obtain regulatory clearance or approval prior to marketing a new product. The time required to obtain approvals from foreign countries may be longer or shorter than that required for FDA clearance, and requirements for such approvals may differ from FDA requirements.

Our manufacturing processes and facilities are subject to FDA's Quality System Regulations ("QSR"), and many of our products are subject to industry-defined standards. We may not be able to comply with these regulations and standards due to deficiencies in component parts or our manufacturing processes. If we are not able to comply with the QSR or industry-defined standards, we may not be able to fill customer orders and we may decide to cease production or sale of non-compliant products. Failure to produce products could affect our business, financial condition or results of operations and could lead to loss of customers.

Our products are subject to product recall and we have conducted product recalls in the past. Although no recall has had a material adverse effect on our business, financial condition or results of operations, we cannot be certain that regulatory issues will not have a material adverse effect on our business, financial condition or results of operations in the future or that product recalls will not harm our reputation and our customer relationships.

The highly competitive market for our products may create adverse pricing pressures.

The market for our products is highly competitive and our customers have alternative suppliers. Many of our competitors offer a range of products in areas other than those in which we compete, which may make such competitors more attractive to surgeons, hospitals, group purchasing organizations and others. In addition, many of our competitors are large, technically competent firms with substantial assets. Competitive pricing pressures or the introduction of new products by our competitors could have an adverse effect on our revenues. See "Products" in Item 1 - Business for a further discussion of these competitive forces.

Factors which may influence our customers' choice of competitor products include:

- changes in surgeon preferences;
- increases or decreases in healthcare spending related to medical devices;
- our inability to supply products as a result of product recall, market withdrawal or back-order;
- the introduction by competitors of new products or new features to existing products such as a replacement for AirSeal®;
- the introduction by competitors of alternative surgical technology; and
- advances in surgical procedures, discoveries or developments in the healthcare industry.

Cost reduction efforts in the healthcare industry could put pressures on our prices and margins.

In recent years, the healthcare industry has undergone significant change driven by various efforts to reduce costs. In the U.S., such efforts include national healthcare reform, trends towards managed care, cuts in Medicare reimbursement for procedures, consolidation of healthcare distribution companies and collective purchasing arrangements by GPOs and IDNs.

In addition to U.S. initiatives to reduce healthcare costs and expenses, we experience similar pricing pressure in other countries in which we do business. These initiatives are sponsored by government agencies, legislative bodies and the private sector and include price regulation and competitive pricing. For example, China has implemented a volume-based procurement ("VBP") process designed to reduce medical spending, which has in the past resulted in, and could in the future result in, reduced margins on covered devices and products, required renegotiation of distributor arrangements, and incurrence of inventory-related charges. In cases where our product is not selected in VBP, sales of that product are substantially impacted. Similarly, the Italian Public Administration has implemented a Pay Back Law to obtain reimbursement from the medical device industry to contribute to government overspending on medical devices beginning in 2015. Additional cost reduction and recovery strategies are likely to be proposed in various jurisdictions, the effects of which are difficult to predict, but may have a material adverse effect on our business, financial condition or results of operations.

With a global footprint and supply chain, our results and operations could be adversely affected by raw material shortages, inflation, price increases, economic or geopolitical developments, including protectionist trade policies such as tariffs, or other events.

We use a variety of raw materials in our businesses, and our reliance on certain suppliers and commodity markets to secure raw materials used in our products exposes us to volatility in the prices and availability of raw materials. Significant shortages or inflation could increase our operating costs and adversely impact the competitive positions of our products. In some instances, we participate in commodity markets that may be subject to allocations by suppliers.

In addition, risks exist in our supply chain including the number of suppliers that provide a limited number of materials, and a sole source and single source arrangements due to the quality, intellectual property or geopolitical considerations or constraints associated with regulatory requirements. If suppliers are unable or unwilling to deliver materials, products or services as a result of financial difficulties, acquisition by a third party, natural disasters or otherwise, we may not be able to manufacture or have available one or more products during such period of unavailability and our business could suffer.

In certain cases, we may not be able to establish additional or replacement suppliers for such materials or service providers for such services in a timely or cost-effective manner, often as a result of FDA and other regulations that require, among other things, validation of materials, components and services prior to their use in or with our products. In certain instances, we have been unable to meet our commitments to customers due to supply chain challenges, which has led to loss of sales. An inability to meet demand due to supply chain challenges has in the past resulted in, and could in the future result in, an adverse impact to our reputation, the competitive position of our products and our business, and increase in our operating efficiencies and/or costs.

The increases in costs or availability of raw materials may be exacerbated as a result of the conflicts in Ukraine and the Middle East and ongoing global supply chain challenges. In addition, increased inflation in wages and materials and the imposition of tariffs may also increase our costs, or retaliatory tariffs imposed by other governments would also increase our costs. We believe that our supply management practices are based on an appropriate balancing of the foreseeable risks and the costs of alternative practices. Where possible, we have addressed increasing supply chain costs in pricing, yet continued cost pressures and raw material availability have had and may continue to have an adverse effect on our business, financial condition or results of operations.

We may not be able to keep pace with technological change or to successfully develop new products with wide market acceptance, which could cause us to lose business to competitors.

The market for our products is characterized by rapidly changing technology. Our future financial performance will depend in part on our ability to develop and manufacture new products on a cost-effective basis, to introduce them to the market on a timely basis, to fund studies and otherwise develop clinical data to support the efficacy of our products, and to have them accepted by surgeons and other healthcare professionals.

Changes in the competitive landscape, including the development of new or competitive technologies may reduce or eliminate demand for our products and affect our financial performance. Our products also could be rendered obsolete or uneconomical by our failure to successfully develop or introduce new products and technologies, the inability to keep pace with technology, or the obsolescence of components for our existing product portfolio. In addition, many of our competitors are substantially larger with greater financial resources which may allow them to more rapidly develop or acquire new products. Additional factors that may result in delays of new product introductions or cancellation of our plans to manufacture and market new or existing products or which may impact adoption and market acceptance of our products include:

- research and development delays or failures;
- capital and other financial constraints;
- delays or failures in securing regulatory approvals; and
- the potential inability to secure clinical data demonstrating the efficacy of our products or to develop such data on a timely basis.

Ordering patterns of our customers may change resulting in reductions in sales.

Our hospital and surgery center customers purchase our products in quantities sufficient to meet their anticipated demand. Likewise, our healthcare distributor customers purchase our products for ultimate resale to healthcare providers in quantities sufficient to meet the anticipated requirements of the distributors' customers. Hospitals and customers may reduce demand for surgical products if they reserve space for patients or experience staff shortages or disputes due to public health crises, pandemics, epidemics or similar events. Should inventories of our products owned by our hospital, surgery center and distributor customers grow to levels higher than their requirements, our customers may reduce the ordering of products from us. This could result in reduced sales.

(ii) Risks Related to Our Indebtedness

The terms of our indebtedness outstanding from time to time, including our senior credit agreement, may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The senior credit agreement contains, and future credit facilities are expected to contain, a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to respond to changes in our business or competitive activities, or to otherwise engage in acts that may be in our long-term best interest, including restrictions on our ability to:

- incur indebtedness;
- allow for liens to be placed on our assets;
- make investments;
- engage in transactions with affiliates;
- make certain restricted payments or enter into certain restrictive agreements;
- enter into certain swap agreements;
- change our line of business;
- pay dividends or make other distributions on, or redeem or repurchase, capital stock;
- consolidate, merge or sell all or substantially all of our assets;
- prepay and/or modify the terms of certain indebtedness; and

- pursue acquisitions.

These covenants, unless waived, may prevent us from pursuing and/or securing acquisitions, significantly limit our operating and financial flexibility and/or limit our ability to respond to changes in our business or competitive activities. Our ability to comply with such provisions may be affected by events beyond our control. In the event of any default under our credit agreement, the credit agreement lenders may elect to declare all amounts borrowed under our credit agreement, together with accrued interest, to be due and payable. If we were unable to repay such borrowings, the credit agreement lenders could proceed against collateral securing the credit agreement which consists of substantially all of our property and assets. Our credit agreement also contains a material adverse effect clause which may limit our ability to access additional funding under our credit agreement should a material adverse change in our business occur.

We may not be able to generate sufficient cash to service our indebtedness and other obligations, and, our leverage and debt service requirements may require us to adopt alternative business strategies.

As of December 31, 2024, we had $914.6 million of debt outstanding, representing 48% of total capitalization. In particular, on June 6, 2022, we completed an $800 million offering of the 2.250% Convertible Notes due 2027 (the "2.250% Notes" or the "Convertible Notes") through a private offering pursuant to Rule 144A (the "2.250% Notes Offering"). We may not have sufficient cash flow available to enable us to meet our obligations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as foregoing acquisitions, reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. We cannot be certain that any of these strategies could be implemented on terms acceptable to us, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and Note 8.

The degree to which we are leveraged could have important consequences to investors, including but not limited to the following:

- a portion of our cash flow from operations must be dedicated to debt service and will not be available for operations, capital expenditures, acquisitions, dividends and other purposes;
- our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be limited or impaired or may be at higher interest rates;
- we may be at a competitive disadvantage when compared to competitors that are less leveraged;
- we may be hindered in our ability to adjust rapidly to market conditions;
- our degree of leverage could make us more vulnerable in the event of a downturn in general economic conditions or other adverse circumstances applicable to us; and
- our interest expense could increase if interest rates in general increase because a portion of our borrowings, including our borrowings under our credit agreement, are and will continue to be at variable rates of interest.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our senior credit agreement are at variable rates of interest and expose us to interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income (loss) and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

We may incur substantial additional indebtedness, including secured indebtedness. As of December 31, 2024, we have $583.4 million of availability under the senior credit agreement. If we incur secured indebtedness and such secured indebtedness is either accelerated or becomes subject to a bankruptcy, liquidation or reorganization, our assets would be used to satisfy obligations with respect to the indebtedness secured thereby before any payment could be made on the debt that is not similarly secured. If new debt or other liabilities are added to our current debt levels, the related risks that we now face could intensify. Our senior credit agreement restricts our ability to incur additional indebtedness, including secured indebtedness, but if the facilities mature or are repaid, we may not be subject to such restrictions under the terms of any subsequent indebtedness.

The conditional conversion features of our 2.250% Notes if triggered, may adversely affect our financial condition.

In the event the conditional conversion features of the 2.250% Notes issued on June 6, 2022 are triggered, holders of the Convertible Notes will be entitled to convert the Convertible Notes at any time during specified periods at their option. If one or more holders elect to convert their Convertible Notes, we would be required to make cash payments to satisfy all or a portion of our conversion obligation based on the conversion rate, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their Convertible Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Convertible Notes as a current rather than long-term liability, which could result in a material reduction of our net working capital. Refer to Note 8 for further details on the Convertible Notes.

The convertible notes hedge and warrant transactions that we entered into in connection with the offering of the Convertible Notes may affect the value of the Convertible Notes and our common stock.

In connection with the offering of the Convertible Notes, we entered into convertible notes hedge transactions with certain option counterparties (each an "Option Counterparty"). The convertible notes hedge transactions are expected generally to reduce the potential dilution upon conversion of the Convertible Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted Convertible Notes, as the case may be. We also entered into warrant transactions with each Option Counterparty. The warrant transactions could separately have a dilutive effect on our common stock to the extent that the market price per share of our common stock exceeds the strike price of the warrants, unless we elect to settle the warrants in cash. In connection with establishing its initial hedge of the convertible notes hedge and warrant transactions, each Option Counterparty or an affiliate thereof may have entered into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the Convertible Notes. This activity could increase (or reduce the size of any decrease in) the market price of our common stock or the Convertible Notes at that time. In addition, each Option Counterparty or an affiliate thereof may modify its hedge position by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions prior to the maturity of the Convertible Notes (and is likely to do so during any observation period related to a conversion of the Convertible Notes). This activity could also cause or avoid an increase or a decrease in the market price of our common stock or the Convertible Notes. In addition, if any such convertible notes hedge and warrant transactions fail to become effective, each Option Counterparty may unwind its hedge position with respect to our common stock, which could adversely affect the value of our common stock and the value of the Convertible Notes.

We are subject to counterparty risk with respect to the convertible notes hedge transactions.

Each Option Counterparty to the convertible notes hedge transactions is a financial institution whose obligation to perform under the convertible notes hedge transaction will not be secured by any collateral. If an Option Counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under our transactions with the Option Counterparty. Our exposure will generally correlate to the increase in the market price and in the volatility of our common stock. In addition, upon a default by an Option Counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our common stock. Although these counterparties are large, reputable U.S. financial institutions, we can provide no assurances as to the financial stability or viability of any Option Counterparty.

(iii) Risks Related to Our Acquisition Strategy

Our financial performance is subject to the risks inherent in any acquisition, including the effects of increased borrowing and integration of newly acquired businesses or product lines.

A key element of our business strategy has been to expand through acquisitions and we may seek to pursue additional acquisitions in the future. Our success in pursuing acquisitions depends on our ability to identify target companies or product lines that are available for sale, to identify risks in the diligence process and, to negotiate successful terms with the sellers, as the sellers may also be negotiating with other bidders with greater financial resources. Even when we win a bid, our success is also dependent in part upon our ability to integrate acquired companies or product lines into our existing operations. We may not have sufficient management and other resources to accomplish the integration of our past and future acquisitions, which may strain our relationship with customers, suppliers, distributors, personnel or others. There can be no assurance that we will be able to identify and make acquisitions, or that we will be able to obtain financing for such acquisitions, on acceptable terms. In addition, while we are generally entitled to customary indemnification from sellers of businesses or coverage from representation and warranty insurance for any difficulties that may have arisen prior to our acquisition of each business, acquisitions may involve exposure to unknown liabilities and the amount and time for claiming under these indemnification provisions is often limited. As a result, our financial performance is now, and will continue to be, subject to various risks associated with the acquisition of businesses, including the financial effects associated with any increased borrowing required to fund such acquisitions or with the integration of such businesses.

The terms of any future preferred equity or debt financing may give holders of any preferred securities or debt securities rights that are senior to rights of our common shareholders or impose more stringent operating restrictions on our company.

Debt or equity financing may not be available to us on acceptable terms. If we incur additional debt or raise equity through the issuance of preferred stock or convertible securities, the terms of the debt or the preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations. If we raise funds through the issuance of additional equity, the ownership percentage of our existing shareholders would be diluted.

(iv) Other Risks Related to Our Business

We could experience a failure of a key information technology system, process or site or a breach of information security, including a cybersecurity breach or failure of one or more key information technology systems, networks, processes, associated sites or service providers, and could potentially become liable for a breach of various data privacy regulations.

We rely extensively on information technology ("IT") systems for the storage, processing, and transmission of our electronic, business-related, information assets used in or necessary to conduct business. We leverage our internal IT infrastructures, and those of our business partners or other third parties, to enable, sustain, and support our global business activities. In addition, we rely on networks and services, including internet sites, data hosting and processing facilities and tools and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided and/or used by third-parties or their vendors, to assist in conducting our business. The data we store and process may include customer payment information, personal information concerning our employees, confidential financial information, and other types of sensitive business-related information. In limited instances, we may also come into possession of information related to patients of our physician customers. Numerous and evolving cybersecurity threats pose potential risks to the security of our IT systems, networks and services, as well as the confidentiality, availability and integrity of our data. In addition, the laws and regulations governing security of data on IT systems and otherwise collected, processed, stored, transmitted, disclosed and disposed of by companies are evolving, adding another layer of complexity in the form of new requirements. We have made, and continue to make investments, seeking to address these threats, including monitoring of networks and systems, hiring of third party service providers with expertise in cybersecurity, employee training and security policies for employees and third-party providers. In addition, we currently maintain cybersecurity insurance, although the cost of cybersecurity insurance has been increasing and there can be no assurances that we will continue to maintain cybersecurity insurance at the same levels of coverage, or at all. The techniques used in these attacks change frequently and may be difficult to detect for periods of time and difficult to anticipate by implementing adequate preventative measures.

Our worldwide operations mean that we are subject to laws and regulations, including data protection and cybersecurity laws and regulations, in many jurisdictions. For example, the European Union ("EU") General Data Protection Regulation ("GDPR") requires us to manage personal data in the EU and may impose fines of up to four percent of our global revenue in the event of certain violations. In addition, legal requirements standards for cross-border personal data transfers from outside the United States are constantly changing, including the revisions made by the European Economic Area ("EEA") that require the use of revised Standard Contractual Clauses ("SCCs") for international data transfers from the EEA. The SCCs are required to be used for new agreements involving the cross-border transfer of personal data from the EEA and must be supplemented by an assessment and due diligence of the legal and regulatory landscape of the jurisdiction of the data importer, the channels used to transmit personal data and any sub-processors that may receive personal data. The UK has developed its own set of SCCs that must be used for transfers of personal data from the UK to the U.S. In July 2023, the European Commission determined that the Data Privacy Framework ("DPF"), a replacement for the invalidated EU-US Privacy Shield, ensures an adequate level of protection for EU personal data transferred to the United States. Compliance with these changes and any future changes to data transfer or privacy requirements could potentially require us to make significant technological and operational changes, any of which could result in substantial costs, and failure to comply with applicable data protection and transfer or privacy laws requirements could subject us to fines or regulatory oversight.

Likewise, the California Consumer Privacy Act ("CCPA") imposes obligations on companies that conduct business in California, and meet other requirements, with respect to the collection or sale of specified personal information. In November 2020, voters in the State of California approved the California Privacy Rights Act ("CPRA"), a ballot measure that amends and supplements the CCPA by, among other things, expanding certain rights relating to personal information and its use, collection, deletion, and disclosure by covered businesses. Compliance with the CCPA, the CPRA, and other state statutes, common law, or regulations designed to protect consumer, employee, or job applicant personal information could potentially require substantive technology infrastructure and process changes across many of our businesses. Other jurisdictions are also implementing or proposing a variety of data privacy laws and regulations. Further, there has been a developing trend of civil lawsuits and class actions relating to breaches of consumer data held by large companies or incidents arising from other cyber-attacks. Any data security breaches, cyber-attacks, malicious intrusions or significant disruptions could result in actions by regulatory bodies and/or civil litigation, any of which could materially and adversely affect our business, financial condition, results of operations, reputation or competitive position.

The costs of protecting IT systems and data may increase, and there can be no assurance that these added security efforts will prevent all breaches of our IT systems or thefts of our data. We may also be exposed to potential disruption in operations, loss of customers, reputational, competitive and business harm, and significant costs from remediation, litigation and regulatory actions if our business continuity plans do not effectively address the following failures on a timely basis:

- our IT systems are damaged or cease to function properly;
- the networks or service providers we rely upon fail to function properly;
- we fail to comply with an applicable law or regulation, such as the GDPR; or
- we or one of our third-party providers suffer a loss or disclosure of our business or stakeholder information due to any number of causes ranging from catastrophic events or power outages to improper data handling or security breaches.

We rely on various software programs and information technology systems to run our business, some of which may be old or no longer supported and requiring replacements or updates. The failure of any of these software systems or information technology systems to operate properly, or disruptions associated with updating or implementing new software or information technology systems, may have a material adverse effect on our business, financial condition or results of operations.

We rely on various software programs and information technology systems to run our business, some of which may be old, have suffered outages, or may no longer be supported. System disruptions could cause the Company to incur incremental costs and expenses in connection with resolving ongoing or implementation issues. To the extent that these disruptions recur and/or persist over time, this could negatively impact our competitive position and our relationships with our customers and thus could have a material adverse effect on our business, financial condition or results of operations. For example, in the fourth quarter of 2022, we launched a new warehouse management system ("WMS"), which caused service level disruptions that impacted our ability to ship certain quantities of finished goods to customers. Although we believe sales are no longer being delayed or lost as a result of WMS issues, there can be no assurances that such issues will not re-occur.

We rely on a third party to obtain, process and distribute sports medicine allograft tissue. If such tissue cannot be obtained, is not accepted by the market or is not accepted under numerous government regulations, our results of operations could be negatively impacted.

A portion of our orthopedic revenues relate to our share of the service fees from the Musculoskeletal Transplant Foundation ("MTF") allograft tissues for which we have exclusive worldwide sales representation, marketing and promotion rights, as further described in our revenue recognition policy in Note 1. Our primary costs related to these revenues come from our commission expense and certain marketing costs. Our ability to increase the service fees may be constrained by certain factors which are outside of our control, such as the limited supply of donors and donated tissue that meets the quality standards of MTF. Similarly, under the terms of the agreement, MTF remains responsible for tissue procurement and processing, shipment of tissues and invoicing of service fees to customers. To the extent MTF's performance does not meet customer expectations or otherwise fails, we may be unable to increase the allograft service fees or to find a suitable replacement for MTF on terms that are acceptable.

The FDA and several states have statutory authority to regulate allograft processing and allograft-based materials. The FDA could identify deficiencies in future inspections of MTF or MTF's suppliers or promulgate future regulatory rulings that could have an adverse effect on our business, financial condition or results of operations.

We distribute some products for third-party companies, and cannot ensure that our rights to distribute such third-party products will continue indefinitely.

While we generally own the products' designs and rights to the products we sell, in some cases we distribute products for third-parties. While these third-parties may have business reasons for contracting with us to distribute their products, we may face the risk that the third-parties may seek alternate distribution partners when their distribution contracts with us expire or are scheduled for renewal. If we lose the distribution rights to such products, we may not be able to find replacement products that are acceptable to our customers, or to us.

If we lose our patents or they are held to be invalid, or if our products or services infringe on third party patents, we could become subject to liability and our competitive position could be harmed.

Much of the technology used in the markets in which we compete is covered by patents. We have numerous U.S. patents and corresponding international patents on products expiring at various dates from 2025 through 2043 and have additional patent applications pending. See Item 1 Business "Research and Development" and "Intellectual Property" for a further description of our patents. The loss of our patents could reduce the value of the related products and any related competitive advantage. Competitors may also be able to design around our patents and to compete effectively with our products. In addition, the cost of enforcing our patents against third parties and defending our products against patent infringement actions by others could be substantial, and we may not prevail.

While we seek to take reasonable steps to avoid infringing on patents we do not own or license, we cannot be sure that our services and products do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims could cost us money, prevent us from offering some services or products, or damage our reputation. We cannot be certain that:

- pending patent applications will result in issued patents;
- patents issued to or licensed by us will not be challenged by competitors;
- our patents will be found to be valid or sufficiently broad to protect our technology or provide us with a competitive advantage; or
- we will be successful in defending against pending or future patent infringement claims asserted against our products.

We may be sued for product liability claims and our insurance coverage may be insufficient to cover the nature and amount of any product liability claims.

Even if our products are properly designed and perform as intended, we may be sued. The nature of our products as medical devices, and the litigious environment, should be regarded as potential risks which could significantly and adversely affect our financial condition and results of operations. The insurance we maintain to protect against claims associated with the use of our products has deductibles and may not adequately cover the amount or nature of any claim asserted against us. We are also exposed to the risk that our insurers may become insolvent or that premiums may increase substantially. See "Item 3 - Legal Proceedings" for a further discussion of the risk of product liability actions and our insurance coverage.

Damage to our physical properties as a result of hurricanes, tornadoes, earthquakes, fires, droughts, extreme temperatures, flooding or other natural or man-made disaster may cause a financial loss and a loss of customers.

Our manufacturing facilities or our suppliers' manufacturing facilities could be damaged or disrupted by, among other things, a natural disaster, terrorist activity, interruption of utilities or public health crises (such as the COVID-19 pandemic). Although we have obtained property damage and business interruption insurance where we deem appropriate, a major catastrophe (such as a fire, flood, hurricane or other natural disaster) in any of the areas where we or our suppliers conduct operations could result in a prolonged interruption of all or a substantial portion of our business. For example, the path of Hurricane Helene temporarily impacted our manufacturing facility in Largo, Florida and our distribution center in Lithia Springs, Georgia. Any disruption resulting from these events could cause significant delays in shipments of products and the loss of sales and customers. We may not have insurance to adequately compensate us for any of these events.

Shifts in weather patterns caused by climate change are expected to increase the frequency, severity or duration of certain adverse weather conditions and natural disasters, such as hurricanes, tornadoes, earthquakes, fires, droughts, extreme temperatures or flooding. These shifts could cause more significant business and supply chain interruptions, damage to our products and facilities as well as the infrastructure of hospitals, medical care facilities and other customers, reduced workforce availability, increased costs of raw materials and components, increased liabilities and decreased revenues than what we have experienced in the past from such events.

Our insurance coverage is limited to certain caps, and our insurance may not be adequate to cover future losses.

We maintain insurance coverage for physical damage to our property and casualty losses, product liability, cybersecurity and data privacy losses. We also maintain third-party insurance for resultant losses that could occur during a business interruption. However, we are required to pay deductibles, and our insurance coverage is limited to certain caps, therefore our insurance may not be adequate to cover future losses. Any increase in the frequency or severity of natural disaster events could result in increased insurance premiums.

Further, while insurance reimburses us for our lost gross earnings during a business interruption, if we are unable to supply our customers with our products for an extended period of time, there can be no assurance that we will regain the customers' business once the product supply is returned to normal.

Our significant international operations subject us to foreign currency fluctuations and other risks associated with operating in countries outside the United States.

A significant portion of our revenues, approximately 43% of 2024 consolidated net sales, were to customers outside the United States. We have sales subsidiaries in a significant number of countries in Europe as well as Australia, Canada, China, Japan, and Korea. In those countries in which we have a direct presence, our sales are denominated in the local currency and those sales denominated in local currency amounted to approximately 32% of our total net sales in 2024. The remaining 11% of sales to customers outside the United States was on an export basis and transacted in United States dollars.

Because a significant portion of our operations consist of sales activities in jurisdictions outside the United States, our financial results may be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the markets in which we distribute products. While we have a hedging strategy involving foreign currency forward contracts for 2024, our revenues and earnings are only partially protected from foreign currency translation if the United States dollar strengthens as compared with currencies such as the Euro. Further, as of the date of this Form 10-K, we have not entered into any foreign currency forward contracts beyond 2026. Our international presence exposes us to certain other inherent risks, including:

- imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by international subsidiaries;
- imposition or increase of withholding and other taxes on remittances and other payments by international subsidiaries;
- trade barriers and tariffs;
- compliance with economic sanctions, trade embargoes, export controls, and the customs laws and regulations of the many countries in which we operate;
- political risks, including political instability;
- reliance on third parties to distribute our products;
- hyperinflation in certain countries outside the United States; and
- imposition or increase of investment and other restrictions by foreign governments.

We cannot be certain that such risks will not have a material adverse effect on our business and results of operations.

Our new products may fail to achieve expected levels of market acceptance.

New product introductions may fail to achieve market acceptance. The degree of market acceptance for any of our products will depend upon a number of factors, including:

- our ability to develop and introduce new products and product enhancements on a timely basis;
- our ability to successfully implement new technologies;
- the market's readiness to accept new products;
- having adequate financial and technological resources for future product development and promotion;
- the efficacy of our products;
- the extent to which we have, are able to fund and develop, clinical data surrounding the use and efficacy of our products; and
- the prices of our products compared to the prices of our competitors' products.

If our new products do not achieve market acceptance, we may be unable to recover our investments and may lose business to competitors.

In addition, some of the companies with which we now compete, or may compete in the future, have or may have more extensive research, marketing and manufacturing capabilities and significantly greater technical and personnel resources than we do, and may be better positioned to continue to improve their technology in order to compete in an evolving industry. See "Products" in Item 1 - Business for a further discussion of these competitive forces.

Our Board of Directors may, in the future, limit or discontinue payment of a dividend on common stock.

We have paid a quarterly dividend to our shareholders since 2012. However, we may not pay such dividends in the future at the prior rate, or at all. All decisions regarding our payment of dividends will be made by our Board of Directors from time to time, and are subject to an evaluation of our financial condition, results of operations and capital requirements, applicable law, industry practice, contractual restraints and other business considerations. In addition, our senior credit agreement may restrict our ability to pay dividends, and the terms of agreements governing debt that we may incur in the future may also limit or prohibit dividend payments. We may not have sufficient surplus or net profits under Delaware law to be able to pay any dividends, which may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures or increases in reserves.

Anti-takeover provisions in our organizational documents and Delaware law could delay or prevent a change in control.

Provisions of our certificate of incorporation and bylaws may delay or prevent a merger or acquisition that a shareholder may consider favorable. These provisions include:

- the ability of our Board of Directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without shareholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
- the requirement that a special meeting of shareholders may be called only by the Board of Directors, the chair of the Board of Directors, the president, or stockholders holding at least 25% of our outstanding stock (subject to certain procedural and informational requirements), which may delay the ability of our shareholders to force consideration of a proposal or to take action;
- the procedural safeguards in place in connection with stockholder action by written consent, including a requirement that stockholders of at least 25% of our outstanding common stock request that the Board of Directors set a record date to determine the stockholders entitled to act by written consent;
- providing indemnification and exculpation rights to our directors and officers;
- advance notice procedures that shareholders must comply with in order to nominate candidates to our Board of Directors or to propose matters to be acted upon at a shareholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us; and
- exclusive forum provisions, including provisions providing for the Court of Chancery of the State of Delaware as the exclusive forum for bringing certain actions.

As a Delaware corporation, we are also subject to Section 203 of the Delaware General Corporation Law, which provides that we may not engage in a business combination, such as a merger, consolidation, recapitalization, asset sale or disposition of stock, with any "interested stockholder" for a period of three years from the date that the interested stockholder first became an interested stockholder unless certain conditions are met.

Any provision of our certificate of incorporation and bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Violations of environmental, social and governance laws and regulations and climate change initiatives could materially and adversely affect our business, financial condition, and results of operations.

Our business and facilities and those of our suppliers are subject to a number of federal, state, local and international laws and regulations governing environmental, social and governance ("ESG") matters. Governments, investors, customers, employees and other stakeholders have been increasingly focused on corporate responsibility practices and disclosures, and expectations in this area continue to rapidly evolve. Implementation of measures to meet ESG requirements and expectations involves risks and uncertainties, requires investments and depends in part on third party performance or data that is outside our control.

The quickly evolving landscape could result in greater regulatory requirements or expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we fail to comply with current or future ESG laws and regulations, we could be subject to fines or penalties, and/or be prohibited from selling our products in certain countries. Moreover, the increasing attention to corporate responsibility initiatives could also result in reduced demand for our products, reduced profits and increased litigation and exposure.

If we are unable to satisfy evolving criteria, investors and other stakeholders may conclude that our policies and/or actions with respect to corporate responsibility matters are inadequate. If we fail or are perceived to have failed to comply with corporate responsibility laws and regulations, meet evolving expectations or accurately disclose our progress, we could face legal and regulatory proceedings and our reputation, business, financial condition and results of operations could be adversely impacted.

Our ability to attract and retain qualified employees is critical to our success.

Our employees are our most important resource, and in many areas of the medical industry, competition for qualified personnel is intense. We seek to attract talented and diverse new employees and retain and motivate our existing employees. If we are unable to continue to attract or retain qualified employees, including our executives, our performance, including our competitive position, could be materially and adversely affected.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We take an active role in ensuring the confidentiality, integrity, and availability of data, systems, processes, applications, and products. We are diligent when it comes to safeguarding the data of our strategic partners, employees, existing and future customers, and our teams throughout the globe. We take the protection of proprietary information, intellectual property, and sensitive information seriously, making it our commitment to provide comprehensive prevention, detection, and response capabilities, in order to maintain integrity.

We manage cyber risk and assess internal maturity capabilities by leveraging the National Institute of Standards and Technology (NIST) framework, in conjunction with the Center for Internet Security (CIS) top 18 risk framework. Internal and external assessments are conducted for best practice benchmarking. Outputs from these assessments are used to develop strategic priorities, and to develop tactical action plans to continue to mature our cyber posture. CONMED leverages technologies, external consultants and vendors to support our risk management strategies, threat insights, trends, and mitigation approaches. In addition, CONMED has published corporate policies that support our cybersecurity efforts, such as our employee handbook, and has proactively implemented protection measures such as endpoint encryption, endpoint monitoring (EDR), remote access, VPN, and multi-factor authentication. Policies and procedures must go through a controlled review process by senior management to ensure relevant updates are being incorporated in our policies.

The Board of Directors oversees management's processes for identifying and mitigating risks, including cybersecurity risks, to help align our risk exposure with our strategic objectives. Our executive management team along with our Chief Information Security Officer (CISO) are responsible for managing cybersecurity risk, including assessing cyber maturity and development of short and long-term strategies. Our CISO has extensive leadership and experience within the cybersecurity space. We invest in the growth and development of our security team's expertise through hands-on training, technical industry certifications and security domain specific conferences. Security is approached as a unified company strategy, where everyone in the organization plays a key role in the success of our programs. Through required phishing training and awareness campaigns, policy and procedures training, and periodic multi-level tabletop exercise scenarios, we continue to improve identification, reporting, response, recovery, and prevention of threats. We engage in penetration testing, provided by external entities to ensure our internal processes and controls are validated.

We continue to invest in IT Security to improve technical capabilities, streamline response effectiveness, and harden preventive, detection, and response measures, while growing the core security organization to support business growth efforts.

We build our security program with the intent of a global reach and a global customer base at the top of our minds. Cybersecurity risk factors are evaluated, prioritized, and connected to annual strategic priorities. Strategic priorities are comprised of critical cybersecurity efforts in an ongoing effort to mitigate internal or external risks factors, and drive maturity objectives. We have developed and continue to develop strategic and tactical cyber capabilities to provide a modern approach to protecting the partnerships we have built our business around. This is, and will continue to be, an ongoing effort to provide and implement cyber best practices. Our Audit Committee is briefed semi-annually by our management team to provide awareness around IT environmental risk factors, cyber posture, global threat landscape, and changing regulatory requirements. Decisions are then made based on all assessed risk factors, including cyber maturity growth, strategic personnel, and appropriate cyber capability. All critical response activities are assessed and communicated from executive management to the Audit Committee which then reports to the Board of Directors.

During the fiscal year ended December 31, 2024 and through the date of the filing of this Form 10-K, we have not identified any specific risks from cybersecurity threats that have materially affected, or are reasonably likely to affect, our business strategy, results of operations, or financial condition. The risk factors related to cybersecurity threats identified to be reasonably likely to affect, our business strategy, results of operations, or financial condition are included in "Item 1A. Risk Factors - Other Risks Related to Our Business".

Item 2. Properties

Facilities

The following table sets forth certain information with respect to our principal operating facilities. We believe that our facilities are generally well maintained, are suitable to support our business and adequate for present and anticipated needs.

Location	Square Feet	Own or Lease	Lease Expiration
Utica, NY	500,000	Own	—
Largo, FL	278,000	Own	—
Lithia Springs, GA	330,000	Lease	September 2034
Chihuahua, Mexico	207,720	Lease	October 2029
Chihuahua, Mexico	40,626	Lease	March 2028
Brussels, Belgium	58,276	Lease	June 2030
Mississauga, Canada	36,054	Lease	July 2036
Greenwood Village, CO	27,763	Lease	April 2025
Westborough, MA	19,533	Lease	November 2025
Frenchs Forest, Australia	16,959	Lease	July 2025

Our principal manufacturing facilities are located in Utica, NY, Largo, FL and Chihuahua, Mexico. Lithia Springs, GA and Brussels, Belgium are our principal distribution centers. We also maintain sales and administrative offices in countries throughout the world.

Item 3. Legal Proceedings

We are involved in various proceedings, legal actions and claims arising in the normal course of business, including proceedings related to product, labor and intellectual property and other matters that are more fully described in Note 14. We are not a party to any pending legal proceedings other than ordinary routine litigation incidental to our business.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock, par value $.01 per share, is traded on the New York Stock Exchange ("NYSE") under the symbol "CNMD". At January 31, 2025, there were 445 registered holders of our common stock and approximately 84,334 accounts held in "street name".

Our Board of Directors has authorized a share repurchase program; see Note 10 for further details.

The Board of Directors declared a quarterly cash dividend of $0.20 per share in 2023 and 2024. The fourth quarter dividend for 2024 was paid on January 3, 2025 to shareholders of record as of December 20, 2024. The total dividend payable at December 31, 2024 was $6.2 million and is included in other current liabilities in the consolidated balance sheet. Future decisions as to the payment of dividends will be at the discretion of the Board of Directors. See "Item 1A. Risk Factors - Other Risk Factors Related to our Business - Our Board of Directors may, in the future, limit or discontinue payment of a dividend on common stock."

Refer to Item 12 for information relating to compensation plans under which equity securities of CONMED Corporation are authorized for issuance.

Performance Graph

The performance graph below compares the cumulative five-year total shareholder return on the Company's Common Stock with the cumulative total return of the S&P 500 Index and the Standard & Poor's Health Care Equipment Index. In each case, the cumulative total return assumes reinvestment of dividends into the same class of equity securities at the frequency with which dividends are paid on such securities during the applicable fiscal year.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Conmed Corporation, the S&P 500 Index
and the S&P 500 Health Care Equipment Index

*\$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2025 Standard & Poor's, a division of S&P Global. All rights reserved.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our Consolidated Financial Statements and related notes contained elsewhere in this report.

This section of this Form 10-K generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussions of 2022 items and year-to-year comparisons between 2023 and 2022 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Amounts reported in millions within this Form 10-K are computed based on the amounts in thousands, and therefore, the sum of the components may not equal the total amount reported in millions due to rounding. Additionally, certain columns and rows within tables may not sum due to rounding.

Overview of CONMED Corporation

CONMED Corporation ("CONMED", the "Company", "we" or "us") is a medical technology company that provides devices and equipment for surgical procedures. The Company's products are used by surgeons and other healthcare professionals in a variety of specialties including orthopedics, general surgery, gynecology, thoracic surgery and gastroenterology.

Our product lines consist of orthopedic surgery and general surgery. Orthopedic surgery consists of sports medicine instrumentation and lower extremities instrumentation and implants, small bone, large bone and specialty powered surgical instruments as well as imaging systems for use in minimally invasive surgical procedures and service fees related to the promotion and marketing of sports medicine allograft tissue. General surgery consists of a complete line of endo-mechanical instrumentation for minimally invasive laparoscopic and gastrointestinal procedures, smoke evacuation devices, a line of cardiac monitoring products as well as electrosurgical generators and related instruments. These product lines as a percentage of consolidated net sales are as follows:

	2024	2023	2022
Orthopedic surgery	42 %	43 %	44 %
General surgery	58	57	56
Consolidated net sales	100 %	100 %	100 %

A significant amount of our products are used in surgical procedures with approximately 85% of our revenues derived from the sale of single-use products. Our capital equipment offerings also facilitate the ongoing sale of related single-use products and accessories, thus providing us with a recurring revenue stream. We manufacture substantially all of our products in facilities located in the United States and Mexico. We market our products both domestically and internationally directly to customers and through distributors. International sales approximated 43% in 2024, 44% in 2023 and 45% in 2022.

Business Environment

The Company has been and continues to be impacted by the macro-economic environment and we are experiencing higher manufacturing and operating costs caused by inflationary pressures and ongoing supply chain challenges. We work with suppliers to mitigate these impacts; however, we expect these challenges to continue in 2025. This will likely continue to impact our results of operations and we therefore have engaged a consulting firm to evaluate and propose improvements in our manufacturing operations. See "Item 1A. Risk Factors" for more information.

The Company has not been materially impacted by the conflicts in Ukraine and the Middle East. The Company has no direct operations in these regions with our business limited to selling to third party distributors. Total revenues and accounts receivable associated with sales to third party distributors in these regions are not material to the consolidated financial statements. We will continue to monitor and adjust our business strategy in response to the conflicts in these regions.

Critical Accounting Policies

Preparation of our financial statements requires us to make estimates and assumptions which affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 describes the significant accounting policies used in preparation of the consolidated financial statements. The most significant areas involving management judgments and estimates are described below and are considered by management to be critical to understanding the financial condition and results of operations of CONMED Corporation. Actual results may or may not differ from these estimates.

Goodwill and Intangible Assets

We have a history of growth through acquisitions. Assets and liabilities of acquired businesses are recorded at their estimated fair values as of the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Factors that contribute to the recognition of goodwill include synergies that are expected to increase net sales and profits; acquisition of a talented workforce; cost savings opportunities; the strategic benefit of expanding our presence in core and adjacent markets; and diversifying our product portfolio. Customer and distributor relationships, trademarks, tradenames, developed technology, patents and other intangible assets primarily represent allocations of purchase price to identifiable intangible assets of acquired businesses. Sales representation, marketing and promotional rights represent intangible assets created under our agreement with Musculoskeletal Transplant Foundation ("MTF"). Determining the fair value of intangible assets acquired as part of a business combination requires us to make significant estimates. These estimates include the timing and amount of cash flow projections, including revenue growth rates, obsolescence rate, EBITDA margin, the customer attrition rate, royalty rate and discount rates. As these are significant estimates, we would obtain the assistance of a third-party valuation specialist in estimating fair values of intangible assets for significant acquisitions.

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to at least annual impairment testing. It is our policy to perform our annual impairment testing in the fourth quarter. The identification and measurement of goodwill impairment involves the estimation of the fair value of our business. Estimates of fair value are based on the best information available as of the date of the assessment. We completed our goodwill impairment testing of our single reporting unit during the fourth quarter of 2024. We performed our impairment test utilizing the market capitalization approach to determine whether the fair value of a reporting unit is less than its carrying amount. Based upon our assessment, the fair value of our reporting unit continues to exceed carrying value.

Intangible assets with a finite life are amortized over the estimated useful life of the asset and are evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying amount of an intangible asset subject to amortization is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. An impairment loss is recognized by reducing the carrying amount of the intangible asset to its current fair value.

For all other indefinite-lived intangible assets, we perform a qualitative impairment test. Based upon this assessment, we have determined that our indefinite-lived intangible assets are not impaired.

See Note 7 for further discussion of goodwill and other intangible assets.

Contingent Consideration

Certain acquisitions involve potential payments of future consideration that is contingent upon the acquired businesses reaching certain performance milestones. The Company records contingent consideration at fair value at the date of acquisition based on the consideration expected to be transferred, estimated as the probability-weighted future cash flows, discounted back to present value. The fair value of contingent consideration is measured using projected payment dates, discount rates, revenue volatilities, and projected revenues. Projected revenues are based on the Company's most recent internal operational budgets and long-range strategic plans. The discount rate used is determined at the time of measurement in accordance with accepted valuation methodologies. Changes in projected revenues, revenue volatilities, discount rates, and projected payment dates may result in adjustments to the fair value measurements. Contingent consideration is remeasured each reporting period using Level 3 inputs, and the change in fair value, including accretion for the passage of time, is recognized as income or expense within selling and administrative expense in the consolidated statements of comprehensive income (loss). The fair value of contingent consideration at December 31, 2024 was $11.2 million for the In2Bones acquisition and $61.0 million for the Biorez acquisition. Contingent consideration payments made soon after the acquisition date are classified as investing activities in the consolidated statements of cash flows. Contingent consideration payments not made soon after the acquisition date that are related to the acquisition date fair value are reported as financing activities in the consolidated statements of cash flows, and amounts paid in excess of the original acquisition date fair value are reported as operating activities in the consolidated statements of cash flows. See Note 16 for further discussion of contingent consideration.

Pension Plan

We sponsor a defined benefit pension plan (the "pension plan") that was frozen in 2009. It covered substantially all our United States based employees at the time it was frozen. In conjunction with the pension plan, we recorded a pension benefit obligation totaling $69.2 million as of December 31, 2024. In accounting for this pension plan, we are required to make a number of assumptions, including the discount rate and mortality. The discount rate represents the interest rate used in estimating the present value of projected cash flows to settle the Company's pension obligations. The discount rate assumption is determined by using a full yield curve approach, which involves applying the specific spot rates along the yield curve used in the determination of the benefit obligation that correlates to the relevant projected cash flows. The mortality assumptions are based on the Pri-2012 Mortality Tables using the MP-2021 mortality improvement scale.

In performing a sensitivity analysis on the pension benefit obligation, a 0.25% increase in our discount rate would decrease the pension benefit obligation by $1.3 million and a 0.25% decrease in the discount rate would increase the pension benefit obligation by $1.4 million. See Note 13 for further discussion of the pension plan.

Consolidated Results of Operations

The following table presents, as a percentage of net sales, certain categories included in our consolidated statements of comprehensive income (loss) for the periods indicated:

	Years Ended December 31,		
	2024	**2023**	**2022**
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	43.9	45.7	45.4
Gross profit	56.1	54.3	54.6
Selling and administrative expense	36.6	40.4	43.4
Research and development expense	4.2	4.2	4.5
Income from operations	15.3	9.7	6.7
Interest expense	2.9	3.2	2.8
Other expense	—	—	10.7
Income (loss) before income taxes	12.5	6.5	(6.8)
Provision for income taxes	2.3	1.3	0.9
Net income (loss)	10.1 %	5.2 %	(7.7)%

Net Sales

The following table presents net sales by product line for the years ended December 31, 2024, 2023 and 2022:

					% Change from 2023 to 2024		
	2024		**2023**		**As Reported**	**Impact of Foreign Currency**	**Constant Currency** [a]
Orthopedic surgery	$	544.0	$	533.1	2.0%	0.5%	2.5%
General surgery		763.0		711.6	7.2%	0.3%	7.5%
Net sales	$	1,307.0	$	1,244.7	5.0%	0.3%	5.3%
Single-use products	$	1,112.1	$	1,038.5	7.1%	0.3%	7.4%
Capital products		194.9		206.2	-5.5%	0.4%	-5.1%
Net sales	$	1,307.0	$	1,244.7	5.0%	0.3%	5.3%

	2023	2022	As Reported	Impact of Foreign Currency	Constant Currency [a]
			% Change from 2022 to 2023		
Orthopedic surgery	$ 533.1	$ 461.5	15.5%	2.2%	17.7%
General surgery	711.6	584.0	21.9%	1.5%	23.4%
Net sales	$ 1,244.7	$ 1,045.5	19.1%	1.8%	20.9%
Single-use products	$ 1,038.5	$ 874.9	18.7%	1.8%	20.5%
Capital products	206.2	170.6	20.9%	1.9%	22.8%
Net sales	$ 1,244.7	$ 1,045.5	19.1%	1.8%	20.9%

[a] Refer to Non-GAAP Financial Measures below for further details.

Net sales increased 5.0% in 2024 due to growth in both the orthopedic surgery and general surgery product lines.

- Orthopedic surgery sales increased 2.0% in 2024 as a result of growth in our sports medicine and BioBrace® product offerings.

- General surgery sales increased 7.2% in 2024 as a result of growth in our AirSeal® and biliary product offerings.

Cost of Sales

Cost of sales was $574.0 million in 2024 compared to $568.5 million in 2023. Gross profit margins were 56.1% in 2024 and 54.3% in 2023. The increase in gross profit margin of 1.8 percentage points in 2024 was mainly due to favorable product mix as well as during 2023 we incurred costs for the amortization of inventory step-up to fair value of $8.6 million related to the In2Bones acquisition.

Selling and Administrative Expense

Selling and administrative expense was $478.3 million in 2024 compared to $503.0 million in 2023. Selling and administrative expense as a percentage of net sales was 36.6% in 2024 and 40.4% in 2023.

The decrease in selling and administrative expense as a percentage of net sales in 2024 was primarily driven by:

- a decrease of $38.6 million in costs related to fair value adjustments to contingent consideration ($41.0 million of income in 2024 compared to $2.4 million of income in 2023), see Note 16;
- $6.8 million in costs related to the implementation of a new warehouse management system during 2023. These costs mainly consisted of incremental freight, labor and professional fees; and
- efficiency improvements in our distribution sites.

These decreases were partially offset by $5.1 million in costs incurred during 2024 for third party services pertaining to the review of potential issues with certain royalty payments to surgeons involved in design teams.

Salesforce and commissions, marketing, general & administrative costs and amortization expense in 2024 were in line with 2023 as a percentage of sales.

Research and Development Expense

Research and development expense was $54.4 million in 2024 and $52.6 million in 2023. As a percentage of net sales, research and development expense was 4.2% in both 2024 and 2023. The increase in spending in 2024 compared to 2023 was related to the timing of projects.

Interest Expense

Interest expense decreased to $37.3 million in 2024 compared to $39.8 million in 2023. The weighted average interest rates on our borrowings were 3.15% in 2024 increasing from 3.12% in 2023. The decrease in interest expense in 2024 was driven by lower weighted average borrowings outstanding during 2024.

Provision for Income Taxes

A provision for income taxes was recorded at an effective rate of 18.8% and 20.3% in 2024 and 2023, respectively. As compared to the federal statutory rate of 21.0%, the 2024 effective tax rate was lower primarily due to the change in fair value of contingent consideration that is excluded from income for tax purposes, federal tax benefits from the research credit and US tax on worldwide earnings at different rates. These benefits were offset by state tax expense and foreign tax expense from jurisdictions with higher statutory tax rates. The 2023 effective tax rate was lower primarily due to federal tax benefits from the research credit and US tax on worldwide earnings at different rates. These benefits were offset by state tax expense and foreign tax expense from jurisdictions with higher statutory tax rates. A reconciliation of the United States statutory income tax rate to our effective tax rate is included in Note 9.

Non-GAAP Financial Measures

Net sales on a "constant currency" basis is a non-GAAP measure. The Company analyzes net sales on a constant currency basis to better measure the comparability of results between periods. To measure percentage sales growth in constant currency, the Company removes the impact of changes in foreign currency exchange rates that affect the comparability and trend of net sales.

Because non-GAAP financial measures are not standardized, it may not be possible to compare this financial measure with other companies' non-GAAP financial measures having the same or similar names. This adjusted financial measure should not be considered in isolation or as a substitute for reported net sales growth, the most directly comparable GAAP financial measure. This non-GAAP financial measure is an additional way of viewing net sales that, when viewed with our GAAP results, provides a more complete understanding of our business. The Company strongly encourages investors and shareholders to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

EBITDA is also a non-GAAP measure and is defined as earnings before income tax, interest expense, depreciation and amortization.

Liquidity and Capital Resources

Our liquidity needs arise primarily from capital investments, working capital requirements and payments on indebtedness under the seventh amended and restated senior credit agreement and outstanding convertible notes. We have historically met these liquidity requirements with funds generated from operations, borrowings under our revolving credit facility and issuances of debt in the capital markets. In addition, we have historically used term borrowings, including borrowings under the amended and restated senior credit agreement and borrowings under separate loan facilities, in the case of real property purchases, to finance our acquisitions, including payments of contingent consideration. We also have the ability to raise funds through the sale of stock or we may issue debt through a private placement or public offering.

We had total cash on hand at December 31, 2024 of $24.5 million, of which approximately $20.2 million was held by our foreign subsidiaries outside the United States with unremitted earnings. During 2024, we redeployed $9.0 million of cash from certain non-U.S. subsidiaries primarily for U.S. debt reduction. We may repatriate funds from certain foreign subsidiaries in the future. Refer to Note 9 for further details.

Operating Cash Flows

Our net working capital position was $361.9 million at December 31, 2024. Net cash provided by operating activities was $167.0 million in 2024 and $125.3 million in 2023 generated on net income of $132.4 million in 2024 and $64.5 million in 2023. The change in cash provided by operating activities in 2024 as compared to 2023 was mainly driven by higher net income. In addition, below is a summary of significant changes in assets and liabilities:

- An increase in cash flows from accounts receivable due to timing of sales and cash receipts compared to the same period a year ago;
- A decrease in cash flows from inventory as we increased inventory due to supply chain challenges; and

- A decrease in cash flows from accrued compensation and benefits as a result of higher incentive compensation payments during 2024 compared to 2023.

Investing Cash Flows

Net cash used in investing activities decreased by $6.9 million in the year ended December 31, 2024 mainly due to capital expenditures being lower at $13.1 million in 2024 compared to $19.0 million in the year ended December 31, 2023.

Financing Cash Flows

Financing activities in 2024 used cash of $151.0 million compared to $110.4 million in 2023. Below is a summary of the significant financing activities impacting the change during 2024 compared to 2023:

- During 2024, we repaid the remaining $70.0 million outstanding on the 2.625% Notes.
- During 2024, we paid $56.9 million in contingent consideration related to the In2Bones and Biorez acquisitions compared to $13.9 million in 2023.
- During 2024, we had net payments on our revolving line of credit of $2.0 million, compared to $68.0 million in 2023.
- During 2024, we had net cash proceeds of $5.5 million related to stock issued under employee plans compared to $18.1 million in 2023.
- During 2024, we did not make any payments on our term loan compared to $20.0 million in payments in 2023.

Other Liquidity Matters

Our cash balances and cash flows generated from operations may be used to fund strategic investments, business acquisitions, including contingent consideration payments, working capital needs, research and development, common stock repurchases and payments of dividends to our shareholders. Management believes that cash flow from operations, including cash and cash equivalents on hand and available borrowing capacity under our seventh amended and restated senior credit agreement, will be adequate to meet our anticipated operating working capital requirements, debt service, funding of capital expenditures, dividend payments and common stock repurchases in the foreseeable future. In addition, management believes we could access capital markets, as necessary, to fund future business acquisitions.

We are also being impacted by the macro-economic environment and we are experiencing higher manufacturing and operating costs caused by inflationary pressures and ongoing supply chain challenges. We continue to monitor our spending and expenses in light of these factors. However, we may need to take further steps to reduce our costs, or to refinance our debt. See "Item 1A. Risk Factors - Risks Related to Our Indebtedness."

There were $114.6 million in borrowings outstanding on the term loan facility as of December 31, 2024. There were no borrowings outstanding under the revolving credit facility as of December 31, 2024. Our available borrowings on the revolving credit facility at December 31, 2024 were $583.4 million with approximately $1.6 million of the facility set aside for outstanding letters of credit.

The seventh amended and restated senior credit agreement contains covenants and restrictions which, among other things, require the maintenance of certain financial ratios and restrict dividend payments and the incurrence of certain indebtedness and other activities, including acquisitions and dispositions. We were in full compliance with these covenants and restrictions as of December 31, 2024. We are also required, under certain circumstances, to make mandatory prepayments from net cash proceeds from any issuance of equity and asset sales.

In February 2024, we repaid the $70.0 million then outstanding of the 2.625% Notes through borrowings on our revolving credit facility and issued 0.1 million shares of our common stock.

See Note 8 for further information on our financing agreements and outstanding debt obligations.

Our Board of Directors has authorized a $200.0 million share repurchase program. Through December 31, 2024, we have repurchased a total of 6.1 million shares of common stock aggregating $162.6 million under this authorization and have $37.4 million remaining available for share repurchases. The repurchase program calls for shares to be purchased in the open market or in private transactions from time to time. We may suspend or discontinue the share repurchase program at any time. We have not purchased any shares of common stock under the share repurchase program during 2024. We have financed the repurchases and may finance additional repurchases through operating cash flow and from available borrowings under our revolving credit facility.

The Board of Directors declared a quarterly cash dividend of $0.20 per share in 2023 and 2024. Future decisions as to the payment of dividends will be at the discretion of the Board of Directors. See "Item 1A. Risk Factors - Other Risks Related to our Business - Our Board of Directors may, in the future, limit or discontinue payment of a dividend on common stock."

We expect an increased level of capital spending during the year ending December 31, 2025 compared to 2024. Capital spending will be monitored and controlled as the year progresses. We expect to use operating cash flows to satisfy capital spending requirements.

The following table summarizes our contractual obligations for the next five years and thereafter (amounts in thousands) as of December 31, 2024. Purchase obligations represent purchase orders for goods and services placed in the ordinary course of business. Contingent consideration represents the fair value of the current and non-current portions that while not certain if and/or when the payments will be made, are our best estimate of such payments.

| | | Payments Due by Period | | | |
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$ 914,588	$ —	$ 914,588	$ —	$ —
Contingent consideration payments	72,217	35,397	36,820	—	—
Purchase obligations	156,971	153,634	3,327	10	—
Lease obligations	53,711	8,808	14,852	10,966	19,085
Total contractual obligations	$ 1,197,487	$ 197,839	$ 969,587	$ 10,976	$ 19,085

In addition to the above contractual obligations, we are required to make periodic interest payments on our long-term debt obligations (see additional discussion under Item 7A. "Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk" and Note 8). The above table also does not include unrecognized tax benefits of approximately $1.2 million, the timing and certainty of recognition for which is not known (See Note 9).

Stock-based Compensation

We have reserved shares of common stock for issuance to employees and directors under two shareholder-approved share-based compensation plans (the "Plans"). The Plans provide for grants of stock options, stock appreciation rights ("SARs"), dividend equivalent rights, restricted stock, restricted stock units ("RSUs"), performance share units ("PSUs") and other equity-based and equity-related awards. The exercise price on all outstanding stock options and SARs is equal to the quoted fair market value of the stock at the date of grant. RSUs are valued at the market value of the underlying stock on the date of grant. PSUs are valued using a Monte Carlo valuation model at the date of grant. Stock options, SARs, and RSUs are generally non-transferable other than on death and generally become exercisable over a four to five year period from date of grant. PSUs are generally non-transferable other than on death and cliff vest after three years from date of grant. Stock options and SARs expire ten years from date of grant. SARs are only settled in shares of the Company's stock (See Note 10). Total pre-tax stock-based compensation expense recognized in the consolidated statements of comprehensive income (loss) was $25.6 million, $24.3 million and $21.7 million for the years ended December 31, 2024, 2023 and 2022, respectively.

New Accounting Pronouncements

See Note 2 for a discussion of new accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices such as commodity prices, foreign currency exchange rates and interest rates. In the normal course of business, we are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. We manage our exposure to these and other market risks through regular operating and financing activities and as necessary through the use of derivative financial instruments.

Foreign Currency Risk

Approximately 43% of our total 2024 consolidated net sales were to customers outside the United States. We have sales subsidiaries in a significant number of countries in Europe as well as Australia, Brazil, Canada, China, Japan and

Korea. In those countries in which we have a direct presence, our sales are denominated in the local currency amounting to approximately 32% of our total net sales in 2024. The remaining 11% of sales to customers outside the United States was on an export basis and transacted in United States dollars.

Because a significant portion of our operations consist of sales activities in foreign jurisdictions, our financial results may be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the markets in which we distribute products. During 2024, foreign currency exchange rates, including the effects of the hedging program, caused sales to decrease by approximately $4.0 million.

We hedge forecasted intercompany sales denominated in foreign currencies through the use of forward contracts. We account for these forward contracts as cash flow hedges. To the extent these forward contracts meet hedge accounting criteria, changes in their fair value are not included in current earnings but are included in accumulated other comprehensive loss. These changes in fair value will be recognized into earnings as a component of sales or cost of sales when the forecasted transaction occurs.

We also enter into forward contracts to exchange foreign currencies for United States dollars in order to hedge our currency transaction exposures on intercompany receivables denominated in foreign currencies. These forward contracts settle each month at month-end, at which time we enter into new forward contracts. We have not designated these forward contracts as hedges and have not applied hedge accounting to them.

Refer to Note 16 for further discussion.

Interest Rate Risk

At December 31, 2024, we had approximately $114.6 million of variable rate long-term debt outstanding under our senior credit agreement. Assuming no repayments, if market interest rates for similar borrowings averaged 1.0% more in 2025 than they did in 2024, interest expense would increase, and income before income taxes would decrease by $1.1 million. Comparatively, if market interest rates for similar borrowings average 1.0% less in 2025 than they did in 2024, our interest expense would decrease, and income before income taxes would increase by $1.1 million.

Item 8. Financial Statements and Supplementary Data

Our 2024 Financial Statements are included in this Form 10-K beginning on page 44 and incorporated by reference herein.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosures

There were no changes in or disagreement with accountants on accounting and financial disclosure.

Item 9A. Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out by CONMED Corporation's management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of the end of the period covered by this report. In addition, no change in our internal control over financial reporting (as defined in Rule 13a-15 under the Securities Exchange Act of 1934) occurred during the fourth quarter of the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon are set forth in Part IV, Item 15 of the Annual Report on Form 10-K.

Item 9B. Other Information

During the quarter ended December 31, 2024, none of the members of our Board of Directors or Executive Officers adopted, modified or terminated a trading arrangement intended to satisfy the affirmative defense of Rule 10b5-1(c), under the Securities Exchange Act of 1934.

We have adopted an insider trading policy governing the purchase, sale and other disposition of our securities by members of our Board of Directors, Executive Officers and employees, and by the Company. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to the Company. A copy of our insider trading policy is filed as Exhibit 19 to this Form 10-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated herein by reference to the sections captioned "Proposal One: Election of Directors", "Executive Officers" and "Delinquent Section 16(a) Reports" in CONMED Corporation's definitive Proxy Statement or other informational filing to be filed with the Securities and Exchange Commission on or about April 8, 2025.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference to the sections captioned "Compensation Discussion and Analysis", "Compensation Committee Report on Executive Compensation", "Summary Compensation Table", "Pay Versus Performance", "Grants of Plan-Based Awards", "Outstanding Equity Awards at Fiscal Year-End", "Option Exercises and Stock Vested", "Non-Qualified Deferred Compensation", "Potential Payments on Termination or Change in Control", "Non-Employee Director Compensation," "Pay Ratio" and "Board of Directors and Compensation Committee Interlocks and Insider Participation; Certain Relationships and Related Transactions" in CONMED Corporation's definitive Proxy Statement or other informational filing to be filed with the Securities and Exchange Commission on or about April 8, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated herein by reference to the section captioned "Security Ownership of Certain Beneficial Owners and Management" in CONMED Corporation's definitive Proxy Statement or other informational filing to be filed with the Securities and Exchange Commission on or about April 8, 2025.

Information relating to shareholder approved compensation plans under which equity securities of CONMED Corporation are authorized for issuance is set forth below:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,864,128	$ 93.00	2,170,925
Equity compensation plans not approved by security holders	—	—	—
Total	3,864,128	$ 93.00	2,170,925

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to the section captioned "Directors Nominees", "Executive Officers" and "Board of Directors and Compensation Committee Interlocks and Insider Participation; Certain Relationships and Related Transactions" in CONMED Corporation's definitive Proxy Statement or other informational filing to be filed with the Securities and Exchange Commission on or about April 8, 2025.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated herein by reference to the section captioned "Principal Accounting Fees and Services" in CONMED Corporation's definitive Proxy Statement or other informational filing to be filed with the Securities and Exchange Commission on or about April 8, 2025.

PART IV

Item 15. Exhibits, Financial Statement Schedules

 Index to Financial Statements

(a)(1)	List of Financial Statements	Page in Form 10-K
	Management's Report on Internal Control Over Financial Reporting	44
	Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	45
	Consolidated Balance Sheets at December 31, 2024 and 2023	47
	Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2024, 2023 and 2022	48
	Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2024, 2023 and 2022	49
	Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022	50
	Notes to Consolidated Financial Statements	52
(2)	List of Financial Statement Schedules	
	Valuation and Qualifying Accounts (Schedule II) for the Years Ended December 31, 2024, 2023 and 2022	82
	All other schedules have been omitted because they are not applicable, or the required information is shown in the financial statements or notes thereto.	
(3)	List of Exhibits	
	The exhibits listed on the accompanying Exhibit Index on page 37 below are filed as part of this Form 10-K.	

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONMED CORPORATION

By: /s/ Patrick J. Beyer

Patrick J. Beyer

(President and Chief Executive Officer)

Date:

February 18, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	**Title**	**Date**
/s/ PATRICK J. BEYER Patrick J. Beyer	President and Chief Executive Officer (Principal Executive Officer)	February 18, 2025
/s/ TODD W. GARNER Todd W. Garner	Executive Vice President, Finance and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	February 18, 2025
/s/ MARTHA GOLDBERG ARONSON Martha Goldberg Aronson	Chair of the Board	February 18, 2025
/s/ DAVID BRONSON David Bronson	Director	February 18, 2025
/s/ BRIAN P. CONCANNON Brian P. Concannon	Director	February 18, 2025
/s/ LAVERNE COUNCIL Laverne Council	Director	February 18, 2025
/s/ CHARLES M. FARKAS Charles M. Farkas	Director	February 18, 2025
/s/ BARBARA SCHWARZENTRAUB Barbara Schwarzentraub	Director	February 18, 2025
/s/ JOHN L. WORKMAN John L. Workman	Director	February 18, 2025

Exhibit Index

Exhibit No.		Description
2.1	-	Agreement and Plan of Merger, dated May 21, 2020, by and between CONMED Corporation, a New York corporation, and CONMED Corporation, a Delaware corporation (Incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2020).
3.1	-	By-laws of CONMED Corporation, a Delaware corporation (Incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2020).
3.2	-	Amended and Restated Certificate of Incorporation of CONMED Corporation (Incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 27, 2023).
4.1*	-	Description of the Common Stock of CONMED Corporation, a Delaware corporation.
10.1	-	Guarantee and Collateral Agreement, dated August 28, 2002, made by CONMED Corporation and certain of its subsidiaries in favor of JP Morgan Chase Bank (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
10.2	-	First Amendment to Guarantee and Collateral Agreement, dated June 30, 2003, made by CONMED Corporation and certain of its subsidiaries in favor of JP Morgan Chase Bank and the several banks and other financial institutions or entities from time to time parties thereto (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).
10.3	-	Second Amendment to Guarantee and Collateral Agreement, dated April 13, 2006, made by CONMED Corporation and certain of its subsidiaries in favor of JP Morgan Chase Bank and the several banks and other financial institutions or entities from time to time parties thereto (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2006).
10.4	-	Third Amendment to Guarantee and Collateral Agreement, dated as of January 17, 2013, made by CONMED Corporation and certain of its subsidiaries in favor of JP Morgan Chase Bank (Incorporated by reference to Exhibit 4.6 of the Company's Annual Report on Form 10-K for the year ended December 31, 2012).
10.5	-	Fourth Amendment to Guarantee and Collateral Agreement, dated as of January 4, 2016, made by CONMED Corporation and certain of its subsidiaries in favor of JP Morgan Chase Bank (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2016).
10.6	-	Fifth Amendment to Guarantee and Collateral Agreement, dated as of July 16, 2021, made by CONMED Corporation and certain of its subsidiaries in favor of JPMorgan Chase Bank, N.A., as administrative agent (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2021).
10.7	-	Seventh Amended and Restated Credit Agreement, dated as of July 16, 2021, among CONMED Corporation, the foreign subsidiary borrowers from time to time party thereto, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2021).
10.8	-	First Amendment, dated June 6, 2022, to the Seventh Amended and Restated Credit Agreement, dated as of July 16, 2021, among CONMED Corporation, the foreign subsidiary borrowers from time to time party thereto, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated by reference to Exhibit 10.25 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).

10.9	-	Second Amendment, dated August 1, 2022, to the Seventh Amended and Restated Credit Agreement, dated as of July 16, 2021, among CONMED Corporation, the foreign subsidiary borrowers from time to time party thereto, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2022).
10.10	-	Third Amendment, dated December 20, 2022, to the Seventh Amended and Restated Credit Agreement, dated as of July 16, 2021, among CONMED Corporation, the foreign subsidiary borrowers from time to time party thereto, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 27, 2022).
10.11	-	Fourth Amendment, dated July 19, 2024, to the Seventh Amended and Restated Credit Agreement, dated as of July 16, 2021, among CONMED Corporation, the foreign subsidiary borrowers from time to time party thereto, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024).
10.12	-	Indenture, dated as of January 29, 2019, by and between CONMED Corporation and MUFG Union Bank, N.A., as trustee (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.13	-	Supplemental Indenture, dated as of June 6, 2022, to the Indenture, dated January 29, 2019, by and between CONMED Corporation and U.S. Bank Trust Company, National Association, as successor to MUFG Union Bank, N.A. as trustee (Incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.14	-	Base Notes Hedge Transaction Confirmation, dated as of January 24, 2019, between CONMED Corporation and Barclays Bank PLC (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.15	-	Base Notes Hedge Transaction Confirmation, dated as of January 24, 2019, between CONMED Corporation and Bank of America, N.A (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.16	-	Base Notes Hedge Transaction Confirmation, dated as of January 24, 2019, between CONMED Corporation and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.17	-	Base Notes Hedge Transaction Confirmation, dated as of January 24, 2019, between CONMED Corporation and J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch (Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.18	-	Base Warrant Transaction Confirmation, dated as of January 24, 2019, between CONMED Corporation and Barclays Bank PLC (Incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.19	-	Base Warrant Transaction Confirmation, dated as of January 24, 2019, between CONMED Corporation and Bank of America, N.A (Incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.20	-	Base Warrant Transaction Confirmation, dated as of January 24, 2019, between CONMED Corporation and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.21	-	Base Warrant Transaction Confirmation, dated as of January 24, 2019, between CONMED Corporation and J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch (Incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).

10.22	-	Additional Notes Hedge Transaction Confirmation, dated as of January 25, 2019, between CONMED Corporation and Barclays Bank PLC (Incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.23	-	Additional Notes Hedge Transaction Confirmation, dated as of January 25, 2019, between CONMED Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 10.10 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.24	-	Additional Notes Hedge Transaction Confirmation, dated as of January 25, 2019, between CONMED Corporation and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.25	-	Additional Notes Hedge Transaction Confirmation, dated as of January 25, 2019, between CONMED Corporation and J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch (Incorporated by reference to Exhibit 10.12 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.26	-	Additional Warrant Transaction Confirmation, dated as of January 25, 2019, between CONMED Corporation and Barclays Bank PLC (Incorporated by reference to Exhibit 10.13 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.27	-	Additional Warrant Transaction Confirmation, dated as of January 25, 2019, between CONMED Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 10.14 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.28	-	Additional Warrant Transaction Confirmation, dated as of January 25, 2019, between CONMED Corporation and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.15 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.29	-	Additional Warrant Transaction Confirmation, dated as of January 25, 2019, between CONMED Corporation and J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch (Incorporated by reference to Exhibit 10.16 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.30	-	Indenture, dated as of June 6, 2022, by and between CONMED Corporation and U.S. Bank Trust Company, National Association, as trustee (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.31	-	Base Note Hedge Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Barclays Bank PLC, through its agent Barclays Capital Inc. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.32	-	Base Note Hedge Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.33	-	Base Note Hedge Transaction Confirmation, dated as of June 1, 2022, among CONMED Corporation, Jefferies International Limited and Jefferies LLC, as agent (Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.34	-	Base Note Hedge Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and JPMorgan Chase Bank, National Association (Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).

10.35	-	Base Note Hedge Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Nomura Global Financial Products Inc., through its agent Nomura Securities International, Inc. (Incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.36	-	Base Note Hedge Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.37	-	Base Warrant Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Barclays Bank PLC, through its agent Barclays Capital Inc. (Incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.38	-	Base Warrant Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.39	-	Base Warrant Transaction Confirmation, dated as of June 1, 2022, among CONMED Corporation, Jefferies International Limited and Jefferies LLC, as agent (Incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.40	-	Base Warrant Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and JPMorgan Chase Bank, National Association (Incorporated by reference to Exhibit 10.10 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.41	-	Base Warrant Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Nomura Global Financial Products Inc., through its agent Nomura Securities International, Inc. (Incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.42	-	Base Warrant Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.12 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.43	-	Additional Note Hedge Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Barclays Bank PLC, through its agent Barclays Capital Inc. (Incorporated by reference to Exhibit 10.13 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.44	-	Additional Note Hedge Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 10.14 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.45	-	Additional Note Hedge Transaction Confirmation, dated as of June 2, 2022, among CONMED Corporation, Jefferies International Limited and Jefferies LLC, as agent (Incorporated by reference to Exhibit 10.15 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.46	-	Additional Note Hedge Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and JPMorgan Chase Bank, National Association (Incorporated by reference to Exhibit 10.16 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.47	-	Additional Hedge Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Nomura Global Financial Products Inc., through its agent Nomura Securities International, Inc. (Incorporated by reference to Exhibit 10.17 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).

10.48	-	Additional Note Hedge Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.18 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.49	-	Additional Warrant Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Barclays Bank PLC, through its agent Barclays Capital Inc. (Incorporated by reference to Exhibit 10.19 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.50	-	Additional Warrant Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 10.20 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.51	-	Additional Warrant Transaction Confirmation, dated as of June 2, 2022, among CONMED Corporation, Jefferies International Limited and Jefferies LLC, as agent (Incorporated by reference to Exhibit 10.21 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.52	-	Additional Warrant Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and JPMorgan Chase Bank, National Association (Incorporated by reference to Exhibit 10.22 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.53	-	Additional Warrant Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Nomura Global Financial Products Inc., through its agent Nomura Securities International, Inc. (Incorporated by reference to Exhibit 10.23 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.54	-	Additional Warrant Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.24 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.55	-	Sports Medicine Joint Development and Distribution Agreement by and between Musculoskeletal Transplant Foundation, Inc. and CONMED Corporation dated as of January 3, 2012 (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated January 3, 2012).
10.56	-	Securities Purchase Agreement, dated as of December 13, 2018, by and between CONMED Corporation and Filtration Group FGC LLC (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 13, 2018).
10.57	-	Agreement and Plan of Merger, dated as of May 4, 2022, by and among CONMED Corporation, Odyssey Merger Sub, Inc., In2Bones Global, Inc. and Sheryl Moroschak, solely in her capacity as representative of In2Bones' equity holders (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2022).
10.58	-	Agreement and Plan of Merger, dated as of August 1, 2022, by and among CONMED Corporation, Prometheus Merger Sub, Inc., Biorez, Inc. and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative, agent and attorney-in-fact of Biorez's securityholders (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2022).
10.59	-	2006 Stock Incentive Plan (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 on August 8, 2006).
10.60	-	Amended and Restated 1999 Long Term Incentive Plan (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 on November 3, 2009).
10.61	-	Amended and Restated Long Term Incentive Plan (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 on July 27, 2012).

10.62	-	Amended and Restated 2015 Long-Term Incentive Plan (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 on October 23, 2015).
10.63	-	2018 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.3 of the Registrants Form S-8 filed on November 5, 2018).
10.64	-	2002 Employee Stock Purchase Plan (Incorporated by reference to the Company's Definitive Proxy Statement for the 2002 Annual Meeting filed with the Securities and Exchange Commission on April 17, 2002).
10.65	-	Amendment to CONMED Corporation 2002 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.11 of the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.66	-	CONMED Corporation Amended and Restated 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit E of the Registrant's Proxy Statement on Schedule 14A filed on April 10, 2020).
10.67	-	Amended and Restated 2007 Non-Employee Director Equity Compensation Plan of CONMED Corporation (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 on August 3, 2010).
10.68	-	Amended and Restated 2016 Non-Employee Director Equity Compensation Plan (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 on October 28, 2016).
10.69	-	Amended and Restated 2020 Non-Employee Director Equity Compensation Plan of CONMED Corporation (incorporated by reference to Exhibit D of the Registrant's Proxy Statement on Schedule 14A filed on April 10, 2020).
10.70	-	CONMED Corporation Executive Severance Plan (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 10-Q filed with the Securities and Exchange Commission on July 27, 2015).
10.71	-	CONMED Corporation Executive Bonus Plan (Incorporated by reference to Exhibit A of the Registrant's Proxy Statement on Schedule 14A filed on April 13, 2017).
10.72+	-	Employment Agreement between the Company and Curt R. Hartman, dated November 9, 2014 (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2014).
10.73+	-	Amendment Number 1 to Employment Agreement between CONMED Corporation and Curt R. Hartman dated December 28, 2020 (Incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 10-K for the year ended December 31, 2020).
10.74+	-	Letter Agreement, by and between CONMED and Curt R. Hartman, dated October 30, 2024. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2024).
10.75+	-	Employment Agreement between the Company and Patrick Beyer, dated April 25, 2019 (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019).
10.76+	-	Amendment Number 1 to Service Agreement, by and between CONMED U.K. Limited and Pat Beyer, dated April 24, 2024 (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 24, 2024).
10.77+	-	Amendment Number 2 to Service Agreement, by and between CONMED U.K. Limited and Pat Beyer, dated October 30, 2024 (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2024).

10.78+	-	Offer Letter from CONMED Corporation to Todd W. Garner dated January 2, 2018. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2018).
10.79+	-	Amendment Number 1 to Offer Letter from CONMED Corporation to Todd W. Garner dated December 28, 2020 (Incorporated by reference to Exhibit 10.27 on the Company's Annual Report on Form 10-K for the year ended December 31, 2020).
10.80+	-	Letter Agreement, by and between CONMED and Heather Cohen, dated April 19, 2024 (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 24, 2024).
14	-	Code of Ethics. The CONMED code of ethics may be accessed via the Company's website at https://www.conmed.com/en-us/corporate-footer/policies
19*	-	Insider Trading Policy
21*	-	Subsidiaries of the Registrant.
23*	-	Consent of Independent Registered Public Accounting Firm.
31.1*	-	Certification of Patrick J. Beyer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	-	Certification of Todd W. Garner. pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	-	Certifications of Patrick J. Beyer and Todd W. Garner pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	-	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation (Incorporated by reference to Exhibit 97 of the Company's Annual Report on Form 10-K for the year ended December 31, 2023)
101.INS*	-	XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	-	XBRL Taxonomy Extension Schema Document
101.CAL*	-	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	-	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	-	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	-	XBRL Taxonomy Extension Presentation Linkbase Document
104*	-	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document (included in Exhibit 101)
	*	Filed herewith
	+	Management contract or compensatory plan or arrangement

MANAGEMENT'S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

The management of CONMED Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management assessed the effectiveness of CONMED's internal control over financial reporting as of December 31, 2024. In making its assessment, management utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control-Integrated Framework", released in 2013. Management has concluded that based on its assessment, CONMED's internal control over financial reporting was effective as of December 31, 2024. The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Patrick J. Beyer
Patrick J. Beyer
President and
Chief Executive Officer

/s/ Todd W. Garner
Todd W. Garner
Executive Vice President, Finance and
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CONMED Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of CONMED Corporation and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible instruments in 2022.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Contingent Consideration from the Biorez and In2Bones Acquisitions

As described in Notes 1 and 16 to the consolidated financial statements, as of December 31, 2024, the fair value of the contingent consideration liabilities from the Biorez, Inc. (Biorez) and In2Bones Global, Inc. (In2Bones) acquisitions are $61.0 million and $11.2 million, respectively. The contingent consideration was recorded at fair value at the date of acquisition based on the consideration expected to be transferred, estimated as the probability-weighted future cash flows, discounted back to present value. Contingent consideration is remeasured each reporting period using Level 3 inputs, and the change in fair value, including accretion for the passage of time, is recognized as income or expense within selling and administrative expense in the consolidated statements of comprehensive income (loss). The fair value of contingent consideration is measured using projected payment dates, discount rates, revenue volatilities and projected revenues.

The principal considerations for our determination that performing procedures relating to the valuation of contingent consideration from the Biorez and In2Bones acquisitions is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the contingent consideration liabilities; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to discount rates, revenue volatilities, and projected revenues; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the contingent consideration. These procedures also included, among others (i) reading the purchase agreements and (ii) testing management's process for developing the fair value estimate of the contingent consideration liabilities. Testing management's process included (i) evaluating the appropriateness of the valuation methods used by management; (ii) testing the completeness and accuracy of the underlying data used in the valuation methods; and (iii) evaluating the reasonableness of the significant assumptions related to discount rates, revenue volatilities and projected revenues. Evaluating the reasonableness of the projected revenues involved considering (i) the past performance of the acquired businesses; (ii) the consistency with external market and industry data; and (iii) whether the projected revenues were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of (i) the appropriateness of the valuation methods and (ii) the reasonableness of the assumptions related to discount rates and revenue volatilities.

/s/ PricewaterhouseCoopers LLP
   Fairport, New York
   February 18, 2025

We have served as the Company's auditor since 1982.

CONMED CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2024 and 2023
(In thousands except share and per share amounts)

	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 24,459	$ 24,296
Accounts receivable, less allowance for doubtful accounts of $5,739 in 2024 and $6,034 in 2023	237,733	242,279
Inventories	346,719	318,324
Prepaid expenses and other current assets	31,096	30,750
Total current assets	640,007	615,649
Property, plant and equipment, net	115,793	120,722
Deferred income taxes	11,069	11,211
Goodwill	805,358	806,844
Other intangible assets, net	617,663	649,484
Other assets	116,357	96,111
Total assets	$ 2,306,247	$ 2,300,021
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 715	$ 708
Accounts payable	102,248	88,224
Accrued compensation and benefits	65,368	70,069
Other current liabilities	109,799	151,728
Total current liabilities	278,130	310,729
Long-term debt	905,066	973,140
Deferred income taxes	74,076	60,902
Other long-term liabilities	86,294	121,028
Total liabilities	1,343,566	1,465,799
Commitments and contingencies (Note 14)		
Shareholders' equity:		
Preferred stock, par value $.01 per share; authorized 500,000 shares, none issued or outstanding	—	—
Common stock, par value $.01 per share; 100,000,000 authorized; 31,299,194 issued in 2024 and 2023, respectively	313	313
Paid-in capital	476,575	446,535
Retained earnings	560,277	452,531
Accumulated other comprehensive loss	(58,857)	(50,170)
Less: Treasury stock, at cost; 397,860 and 534,000 shares in 2024 and 2023, respectively	(15,627)	(14,987)
Total shareholders' equity	962,681	834,222
Total liabilities and shareholders' equity	$ 2,306,247	$ 2,300,021

The accompanying notes are an integral part of the consolidated financial statements.

CONMED CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Years Ended December 31, 2024, 2023 and 2022
(In thousands except per share amounts)

		2024		2023		2022
Net sales	$	1,307,015	$	1,244,744	$	1,045,472
Cost of sales		573,983		568,499		474,227
Gross profit		733,032		676,245		571,245
Selling and administrative expense		478,280		503,040		454,039
Research and development expense		54,426		52,602		47,152
Operating expenses		532,706		555,642		501,191
Income from operations		200,326		120,603		70,054
Interest expense		37,297		39,775		28,905
Other expense		—		—		112,011
Income (loss) before income taxes		163,029		80,828		(70,862)
Provision for income taxes		30,606		16,369		9,720
Net income (loss)	$	132,423	$	64,459	$	(80,582)
Per share data:						
Basic	$	4.29	$	2.10	$	(2.68)
Diluted	$	4.25	$	2.04	$	(2.68)
Other comprehensive income (loss), before income tax:						
Cash flow hedging	$	5,517	$	(3,141)	$	(1,530)
Pension liability		2,489		6,576		7,817
Foreign currency translation adjustments		(14,753)		5,085		(8,418)
Other comprehensive income (loss), before income tax	$	(6,747)	$	8,520	$	(2,131)
Provision for income taxes related to items in other comprehensive income (loss)		1,940		832		1,524
Other comprehensive income (loss), net of income tax	$	(8,687)	$	7,688	$	(3,655)
Comprehensive income (loss)	$	123,736	$	72,147	$	(84,237)

The accompanying notes are an integral part of the consolidated financial statements.

CONMED CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2024, 2023 and 2022
(In thousands)

	Common Stock		Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Shareholders' Equity
	Shares	Amount					
Balance at December 31, 2021	31,299 $	313 $	396,771 $	496,605 $	(54,203) $	(54,051) $	785,435
Common stock issued under employee plans			3,385			5,385	8,770
Stock-based compensation			21,729				21,729
Dividends on common stock ($.80 per share)				(24,183)			(24,183)
Shares issued for the settlement of convertible notes			(25,890)			25,890	—
Convertible notes premium on extinguishment			103,125				103,125
Settlement of convertible notes hedge transactions			118,912				118,912
Settlement of warrants			(96,758)				(96,758)
Issuance of convertible notes hedge transactions, net of tax			(142,128)				(142,128)
Issuance of warrants			72,000				72,000
Comprehensive income (loss):							
Cash flow hedging loss, net					(1,159)		
Pension liability, net					5,922		
Foreign currency translation adjustments					(8,418)		
Net income (loss)				(80,582)			
Total comprehensive income (loss)							(84,237)
Cumulative effect of change in accounting principle[1]			(37,911)	20,791			(17,120)
Balance at December 31, 2022	31,299 $	313 $	413,235 $	412,631 $	(57,858) $	(22,776) $	745,545
Common stock issued under employee plans			9,043			7,789	16,832
Stock-based compensation			24,257				24,257
Dividends on common stock ($.80 per share)				(24,559)			(24,559)
Comprehensive income (loss):							
Cash flow hedging loss, net					(2,380)		
Pension liability, net					4,983		
Foreign currency translation adjustments					5,085		
Net income				64,459			
Total comprehensive income							72,147
Balance at December 31, 2023	31,299 $	313 $	446,535 $	452,531 $	(50,170) $	(14,987) $	834,222
Common stock issued under employee plans			(1,329)			5,171	3,842
Stock-based compensation			25,558				25,558
Dividends on common stock ($.80 per share)				(24,677)			(24,677)
Settlement of convertible notes hedge transactions			10,980			(10,980)	—
Settlement of convertible notes			(5,169)			5,169	—
Comprehensive income (loss):							
Cash flow hedging gain, net					4,180		
Pension liability, net					1,886		
Foreign currency translation adjustments					(14,753)		
Net income				132,423			
Total comprehensive income							123,736
Balance at December 31, 2024	31,299 $	313 $	476,575 $	560,277 $	(58,857) $	(15,627) $	962,681

[1] We recorded the cumulative impact of adopting ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity in 2022.

The accompanying notes are an integral part of the consolidated financial statements.

CONMED CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2024, 2023 and 2022
(In thousands)

	2024	2023	2022
Cash flows from operating activities:			
Net income (loss)	$ 132,423	$ 64,459	$ (80,582)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	16,605	16,200	16,055
Amortization of deferred debt issuance costs	5,700	6,058	4,910
Amortization	55,252	55,674	53,464
Stock-based compensation	25,558	24,257	21,729
Deferred income taxes	12,202	700	(6,042)
Non-cash adjustments to fair value of contingent consideration liability	(41,048)	(2,421)	2,518
Loss on early extinguishment of debt	—	—	3,426
Loss on convertible notes conversion premium	—	—	103,125
Loss on convertible notes hedge transactions settlement	—	—	5,460
Increase (decrease) in cash flows from changes in assets and liabilities, net of acquired assets:			
Accounts receivable	(1,619)	(47,068)	(5,203)
Inventories	(31,633)	14,071	(78,564)
Accounts payable	14,713	14,849	13,302
Income taxes	(193)	(3,921)	6,726
Accrued compensation and benefits	(2,834)	14,425	(8,968)
Other assets	(13,910)	(21,845)	(17,735)
Other liabilities	(4,248)	(10,090)	(256)
Net cash provided by operating activities	166,968	125,348	33,365
Cash flows from investing activities:			
Purchases of property, plant and equipment	(13,084)	(19,032)	(21,785)
Payments related to business acquisitions, net of cash acquired	—	—	(227,744)
Other	—	(1,000)	—
Net cash used in investing activities	(13,084)	(20,032)	(249,529)
Cash flows from financing activities:			
Payments on term loan	—	(20,000)	(92,981)
Payments on revolving line of credit	(753,000)	(760,000)	(530,000)
Proceeds from revolving line of credit	751,000	692,000	460,000
Payments to redeem convertible notes	(70,000)	—	(275,000)
Proceeds from convertible notes	—	—	800,000
Payments related to contingent consideration	(56,879)	(13,867)	(798)
Payments related to debt issuance costs	(303)	—	(21,830)
Dividends paid on common stock	(24,651)	(24,502)	(23,960)
Purchases of convertible notes hedges	—	—	(187,600)
Proceeds from issuance of warrants	—	—	72,000
Proceeds from settlement of convertible notes hedge transactions	—	—	86,228
Payment for settlement of warrants	—	—	(69,534)
Other, net	2,833	15,937	8,475
Net cash provided by (used in) financing activities	(151,000)	(110,432)	225,000
Effect of exchange rate changes on cash and cash equivalents	(2,721)	470	(741)
Net increase (decrease) in cash and cash equivalents	163	(4,646)	8,095
Cash and cash equivalents at beginning of year	24,296	28,942	20,847
Cash and cash equivalents at end of year	$ 24,459	$ 24,296	$ 28,942

		2024	2023	2022
Non-cash investing and financing activities:				
Contingent consideration	$	— $	— $	183,914
Dividends payable		6,180	6,153	6,098
Supplemental disclosures of cash flow information:				
Cash paid during the year for:				
Interest	$	32,654 $	33,687 $	26,081
Income taxes		15,221	19,879	9,074

The accompanying notes are an integral part of the consolidated financial statements.

CONMED CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except per share amounts)

Note 1 - Operations and Significant Accounting Policies

Organization and operations

CONMED Corporation ("CONMED", the "Company", "we" or "us") is a medical technology company that provides devices and equipment for surgical procedures. The Company's products are used by surgeons and other healthcare professionals in a variety of specialties including orthopedics, general surgery, gynecology, thoracic surgery and gastroenterology.

Principles of consolidation

The consolidated financial statements include the accounts of CONMED Corporation and its controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments which affect the reported amounts of assets, liabilities, related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. While there has been uncertainty and disruption in the global economy and financial markets, we are not aware of any specific event or circumstance that would require an update to our estimates or judgments or a revision of the carrying value of our assets or liabilities as of February 18, 2025, the date of issuance of this Annual Report on Form 10-K. These estimates may change, as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Cash and cash equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are valued at the lower of cost and net realizable value determined on the FIFO (first-in, first-out) cost method.

We write-off excess and obsolete inventory resulting from the inability to sell our products at prices in excess of current carrying costs. We make estimates regarding the future recoverability of the costs of our products and record a provision for excess and obsolete inventories based on historical experience and expected future trends.

Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over the following estimated useful lives:

Building and improvements	12 to 40 years
Leasehold improvements	Shorter of life of asset or life of lease
Machinery and equipment	2 to 15 years

Leases

The Company leases various manufacturing facilities, office facilities and equipment under operating and finance leases. We determine if an arrangement is a lease at inception. Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. We use the implicit rate when readily determinable. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Certain of our leases include variable lease payments, mainly when a lease is tied to an index rate. These variable lease payments are recorded as expense in the period incurred and are not material.

The Company has lease agreements with lease and non-lease components, which we account for separately. For certain equipment leases, we apply a portfolio approach to efficiently account for the operating lease ROU assets and lease liabilities. We also elected the short-term lease exemption and do not recognize leases with terms less than one year on the balance sheet. The related short-term lease expense is not material.

Our leases have remaining lease terms of one year to 12 years, some of which include options to extend the leases for up to five years, and some of which include options to terminate the leases within one year. We only account for such extensions or early terminations when it is reasonably certain we will exercise such options. Refer to Note 6 for further detail on leases.

The Company places certain of our capital equipment with customers on a loaned basis and at no charge in exchange for commitments to purchase related single-use products over time periods generally ranging from one to three years. Placed equipment is loaned and subject to return if minimum single-use purchases are not met. The Company accounts for these placements as operating leases but applies a practical expedient and does not separate the non-lease and lease components from the combined component. Accordingly, the Company accounts for the combined component as a single performance obligation with revenue recognized upon shipment of the related single-use products. The cost of the equipment is amortized over its estimated useful life which is generally five years.

Goodwill and other intangible assets

We have a history of growth through acquisitions. Assets and liabilities of acquired businesses are recorded at their estimated fair values as of the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Factors that contribute to the recognition of goodwill include synergies expected to increase net sales and profits; acquisition of a talented workforce; cost savings opportunities; the strategic benefit of expanding our presence in core and adjacent markets; and diversifying our product portfolio. Customer and distributor relationships, trademarks, tradenames, developed technology, patents and other intangible assets primarily represent allocations of purchase price to identifiable intangible assets of acquired businesses. Sales representation, marketing and promotional rights represent intangible assets created under our agreement with Musculoskeletal Transplant Foundation ("MTF").

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to at least annual impairment testing. It is our policy to perform our annual impairment testing in the fourth quarter. The identification and measurement of goodwill impairment involves the estimation of the fair value of our business. Estimates of fair value are based on the best information available as of the date of the assessment. We completed our goodwill impairment testing of our single reporting unit during the fourth quarter of 2024. We performed our impairment test utilizing the market capitalization approach to determine whether the fair value of a reporting unit is less than its carrying amount. Based upon our assessment, the fair value of our reporting unit continues to exceed carrying value.

Intangible assets with a finite life are amortized over the estimated useful life of the asset and are evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying amount of an intangible asset subject to amortization is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. An impairment loss is recognized by reducing the carrying amount of the intangible asset to its current fair value.

For all other indefinite-lived intangible assets, we perform a qualitative impairment test. Based upon this assessment, we have determined that our indefinite-lived intangible assets are not impaired.

Other long-lived assets

We review other long-lived assets consisting of property, plant and equipment and field inventory for impairment whenever events or circumstances indicate that such carrying amounts may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized by reducing the recorded value to its current fair value.

The Company maintains field inventory consisting of capital equipment for customer demonstration and evaluation purposes. Field inventory is generally not sold to customers but rather continues to be used over its useful life for demonstration, evaluation and loaner purposes. An annual wear and tear provision has been recorded on field inventory. The net book value of such equipment at December 31, 2024 and 2023 is $42.2 million and $43.4 million, respectively.

Contingent consideration

Certain acquisitions involve potential payments of future consideration that is contingent upon the acquired businesses reaching certain performance milestones. The Company records contingent consideration at fair value at the date of acquisition based on the consideration expected to be transferred, estimated as the probability-weighted future cash flows, discounted back to present value. The fair value of contingent consideration is measured using projected payment dates, discount rates, revenue volatilities and projected revenues. Projected revenues are based on the Company's most recent internal operational budgets and long-range strategic plans. The discount rate used is determined at the time of measurement in accordance with accepted valuation methodologies. Changes in projected revenues, revenue volatilities, discount rates, and projected payment dates may result in adjustments to the fair value measurements. Contingent consideration is remeasured each reporting period using Level 3 inputs, and the change in fair value, including accretion for the passage of time, is recognized as income or expense within selling and administrative expense in the consolidated statements of comprehensive income (loss). Contingent consideration payments made soon after the acquisition date are classified as investing activities in the consolidated statements of cash flows. Contingent consideration payments not made soon after the acquisition date that are related to the acquisition date fair value are reported as financing activities in the consolidated statements of cash flows, and amounts paid in excess of the original acquisition date fair value are reported as operating activities in the consolidated statements of cash flows.

Pension Plan

We sponsor a defined benefit pension plan (the "pension plan") that was frozen in 2009. It covered substantially all our United States based employees at the time it was frozen. In conjunction with the pension plan, we recorded a pension benefit obligation totaling $69.2 million as of December 31, 2024. In accounting for this pension plan, we are required to make a number of assumptions, including the discount rate and mortality. The discount rate represents the interest rate used in estimating the present value of projected cash flows to settle the Company's pension obligations. The discount rate assumption is determined by using a full yield curve approach, which involves applying the specific spot rates along the yield curve used in the determination of the benefit obligation that correlates to the relevant projected cash flows. The mortality assumptions are based on the Pri-2012 Mortality Tables using the MP-2021 mortality improvement scale.

Translation of foreign currency financial statements

Assets and liabilities of foreign subsidiaries have been translated into United States dollars at the applicable rates of exchange in effect at the end of the period reported. Revenues and expenses have been translated at the applicable weighted average rates of exchange in effect during the period reported. Translation adjustments are reflected in accumulated other comprehensive loss. Transaction gains and losses are included in net income (loss).

Foreign exchange and hedging activity

We manage our foreign currency transaction risks through the use of forward contracts to hedge forecasted cash flows associated with foreign currency transaction exposures. We account for these forward contracts as cash flow hedges. To the extent these forward contracts meet hedge accounting criteria, changes in their fair value are not included in current earnings but are included in accumulated other comprehensive loss. These changes in fair value will be reclassified into earnings as a component of sales or cost of sales when the forecasted transaction occurs. These cash flows are recorded in operating activities in the consolidated statements of cash flows.

We also enter into forward contracts to exchange foreign currencies for United States dollars in order to hedge our currency transaction exposures on intercompany receivables denominated in foreign currencies. These forward contracts settle each month at month-end, at which time we enter into new forward contracts. We have not designated these forward contracts as hedges and have not applied hedge accounting to them. We record these forward contracts at fair value with resulting gains and losses included in selling and administrative expense in the consolidated statements of comprehensive income (loss).

Income taxes

Deferred income tax assets and liabilities are based on the difference between the financial statement and tax basis of assets and liabilities and operating loss and tax credit carryforwards as measured by the enacted tax rates that are anticipated to be in effect in the respective jurisdictions when these differences reverse. The deferred income tax provision generally represents the net change in the assets and liabilities for deferred income taxes. A valuation allowance is established when it is necessary to reduce deferred income tax assets to amounts for which realization is likely. In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards following tax law ordering rules. Valuation allowances related to deferred tax assets may be impacted by changes to tax laws, changes to statutory tax rates, reversal of temporary differences and ongoing and future taxable income levels.

Deferred income taxes are not provided on the unremitted earnings of certain subsidiaries outside of the United States earned after December 31, 2017 as it is expected that these earnings are permanently reinvested. Such earnings may become taxable upon a repatriation of assets from a subsidiary or the sale or liquidation of a subsidiary. Deferred income taxes are provided when the Company no longer considers subsidiary earnings to be permanently invested, such as in situations where the Company's subsidiaries plan to make future dividend distributions.

Revenue recognition

The Company recognizes revenue when we have satisfied a performance obligation by transferring a promised good or service (that is an asset) to a customer. An asset is transferred when the customer obtains control of that asset. The following policies apply to our major categories of revenue transactions:

- Revenue is recognized when product is shipped at which point the performance obligation is satisfied and the customer obtains control of the product.

- We place certain of our capital equipment with customers on a loaned basis and at no charge in exchange for commitments to purchase related single-use products over time periods generally ranging from one to three years. In these circumstances, no revenue is recognized upon capital equipment shipment as the equipment is loaned and subject to return if certain minimum single-use purchases are not met. Revenue is recognized upon the sale and shipment of the related single-use products. The cost of the equipment is amortized over its estimated useful life which is generally five years.

- We recognize revenues in accordance with the terms of our agreement with MTF on a net basis as our role is that of an agent earning a commission or fee. MTF is responsible for the sourcing, processing and distribution of allograft tissue for sports medicine procedures while the Company represents, markets and promotes MTF's sports medicine allograft tissues to customers. The Company is paid a fee by MTF which is calculated as a percentage of the net amounts invoiced by MTF to customers for sports medicine allograft tissues. The Company accounts for the services provided to MTF as a series of distinct performance obligations and each service is recognized over time as MTF simultaneously receives and consumes the benefit.

- Product returns are only accepted at the discretion of the Company and in accordance with our "Returned Goods Policy". Historically, the level of product returns has not been significant. We accrue for sales returns, rebates and allowances based upon an analysis of historical customer returns and credits, rebates, discounts and current market conditions.

- Our terms of sale to customers generally do not include any obligations to perform future services. Limited warranties are provided for capital equipment sales and provisions for warranty are provided at the time of product sale based upon an analysis of historical data.

- Amounts billed to customers related to shipping and handling have been included in net sales. Shipping and handling costs included in selling and administrative expense were $27.0 million, $26.3 million and $21.7 million for 2024, 2023 and 2022, respectively.

- We sell to a diversified base of customers around the world and, therefore, believe there is no material concentration of credit risk.

- We assess the risk of loss on accounts receivable and adjust the allowance for doubtful accounts based on this risk assessment. We do so by applying historical loss rates to our accounts receivable aging schedule to estimate expected credit losses. We further adjusted expected credit losses for specifically identified and forecasted credit losses. Historically, losses on accounts receivable have not been material. Management believes that the allowance for doubtful accounts is adequate to provide for probable losses resulting from accounts receivable.

- We sell extended warranties to customers that are typically for a period of one to three years. The related revenue is recorded as a contract liability and recognized over the life of the contract on a straight-line basis, which is reflective of our obligation to stand ready to provide repair services.

Please refer to Note 11 for further detail on revenue.

Earnings (loss) per share

Basic earnings (loss) per share ("basic EPS") is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the reporting period. Diluted earnings (loss) per share ("diluted EPS") gives effect to all dilutive potential shares. As the Company was in a net loss position for the year ended December 31, 2022, there were no dilutive potential shares included in the computation of diluted shares outstanding. The following table sets forth the computation of basic and diluted earnings (loss) per share at December 31, 2024, 2023 and 2022, respectively:

	2024	2023	2022
Net income (loss)	$ 132,423	$ 64,459	$ (80,582)
Basic-weighted average shares outstanding	30,846	30,668	30,040
Stock Compensation	304	727	—
Warrants	—	11	—
Convertible notes	—	142	—
Diluted-weighted average shares outstanding	31,150	31,548	30,040
Net income (loss) (per share)			
Basic	$ 4.29	$ 2.10	$ (2.68)
Diluted	4.25	2.04	(2.68)

The shares used in the calculation of diluted EPS exclude stock options to purchase shares and stock appreciation rights where the exercise price was greater than the average market price of common shares for the year and the effect of the inclusion would be anti-dilutive. Such shares aggregated approximately 3.2 million and 1.7 million at December 31, 2024 and 2023, respectively. As the Company was in a net loss position for the year ended December 31, 2022, there were no anti-dilutive shares. Effective with our adoption of Accounting Standard Update ("ASU") 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity ("ASU 2020-06") on January 1, 2022 (see Note 2), the Company began using the if-converted method to compute diluted EPS. Under the if-converted method, in the calculation of diluted EPS, the numerator is adjusted for interest expense applicable to the convertible notes (net of tax) and the denominator is adjusted to include additional common shares assuming the principal portion of the notes and the conversion premium are settled in common shares, when permitted or required. Under the if-converted method, when convertible notes require the principal to be paid in cash, then only the conversion premium affects the calculation of diluted EPS.

Stock-based compensation

All share-based payments to employees, including grants of employee stock options, restricted stock units, performance share units and stock appreciation rights are recognized in the financial statements at their fair values. Compensation expense is generally recognized using a straight-line method over the vesting period. Compensation expense for performance share units is recognized using the graded vesting method.

We issue shares under our stock based compensation plans out of treasury stock whereby treasury stock is reduced by the weighted average cost of such treasury stock. To the extent there is a difference between the cost of the treasury stock and the exercise price of shares issued under stock based compensation plans, we record gains to paid in capital; losses are recorded to paid in capital to the extent any gain was previously recorded, otherwise the loss is recorded to retained earnings.

Accumulated other comprehensive loss

Accumulated other comprehensive loss consists of the following:

	Cash Flow Hedging Gain (Loss)	Pension Liability	Foreign Currency Translation Adjustments	Accumulated Other Comprehensive Loss
Balance, December 31, 2021	$ 3,656	$ (29,671)	$ (28,188)	$ (54,203)
Other comprehensive income (loss) before reclassifications, net of tax	10,981	3,961	(8,418)	6,524
Amounts reclassified from accumulated other comprehensive income (loss) before tax[a]	(16,024)	2,589	—	(13,435)
Income tax	3,884	(628)	—	3,256
Net current-period other comprehensive income (loss)	(1,159)	5,922	(8,418)	(3,655)
Balance, December 31, 2022	$ 2,497	$ (23,749)	$ (36,606)	$ (57,858)
Other comprehensive income (loss) before reclassifications, net of tax	4,158	3,370	5,085	12,613
Amounts reclassified from accumulated other comprehensive income (loss) before tax[a]	(8,630)	2,129	—	(6,501)
Income tax	2,092	(516)	—	1,576
Net current-period other comprehensive income (loss)	(2,380)	4,983	5,085	7,688
Balance, December 31, 2023	$ 117	$ (18,766)	$ (31,521)	$ (50,170)
Other comprehensive income (loss) before reclassifications, net of tax	8,279	681	(14,753)	(5,793)
Amounts reclassified from accumulated other comprehensive income (loss) before tax[a]	(5,410)	1,591	—	(3,819)
Income tax	1,311	(386)	—	925
Net current-period other comprehensive income (loss)	4,180	1,886	(14,753)	(8,687)
Balance, December 31, 2024	$ 4,297	$ (16,880)	$ (46,274)	$ (58,857)

(a) The cash flow hedging gain (loss) and pension liability accumulated other comprehensive income (loss) components are included in sales or cost of sales and as a component of net periodic pension cost, respectively. Refer to Note 16 and Note 13, respectively, for further details.

Note 2 - New Accounting Pronouncements

Recently Adopted Accounting Standards

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose significant segment expenses and other segment items on an annual and interim basis, and provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. The ASU does not change how a public entity identifies its operating segments, aggregates them or applies the quantitative threshold to determine its reportable segments. The new disclosure requirements are also applicable to entities that account and report as a single operating segment entity. This ASU is effective for our December 31, 2024 Form 10-K and will become effective for interim periods within 2025. This ASU only impacted our disclosures with no impact to the consolidated financial statements. Refer to Note 12 for the disclosures related to our single operating segment.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity ("ASU 2020-06"), which simplifies the accounting for convertible instruments by removing certain separation models requiring separate accounting for embedded conversion features which will result in more convertible debt instruments accounted for as a single liability. The ASU eliminates certain settlement conditions that are required for equity classification to qualify for the derivative scope exception. The ASU addresses how convertible instruments are accounted for in the calculation of diluted earnings per share by using the if-converted method. The Company adopted this standard on January 1, 2022 using the modified retrospective method.

Recently Issued Accounting Standards, Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03 - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40). The standard requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes on an annual and interim basis. Any relevant expense caption presented on the face of the income statement within continuing operations are required to be disaggregated by the following natural expense categories: (1) purchases of inventory, (2) employee compensation, (3), depreciation, and (4) intangible asset amortization. This ASU can be adopted prospectively or retrospectively and is effective for annual periods beginning after December, 15 2026 and interim periods within fiscal years beginning after December 15, 2027. We expect this ASU to only impact our disclosures with no impact to the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09 - Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The standard requires disaggregated information about a reporting entity's effective tax rate reconciliation in specified categories as well as information on income taxes paid. This ASU is effective for annual periods beginning after December 15, 2024 and early adoption is permitted. This ASU should be applied on a prospective basis with retrospective application permitted. We expect this ASU to only impact our disclosures with no impact to the consolidated financial statements.

Note 3 – Business Acquisitions

On June 13, 2022, we acquired In2Bones Global, Inc. ("In2Bones") and all of its stock (the "In2Bones Acquisition") for an aggregate upfront payment of $145.2 million in cash. In addition, there are potential earn-out payments to In2Bones' equity holders in an amount up to $110.0 million based on the achievement of certain revenue targets for In2Bones products during the sixteen (16) successive quarters commencing on July 1, 2022. In2Bones was a global developer, manufacturer and distributor of medical devices for the treatment of disorders and injuries of the lower (foot and ankle) extremities. The In2Bones Acquisition was funded through a combination of cash on hand and long-term borrowings as further described in Note 8. Proforma information for In2Bones is immaterial for disclosure for the years ended December 31, 2023 and 2022. Purchase accounting has been completed for the In2Bones Acquisition.

On August 9, 2022, we acquired Biorez, Inc. ("Biorez") and all of its stock (the "Biorez Acquisition") for an aggregate upfront payment of $85.5 million in cash. We paid $84.5 million as of December 31, 2024, with a $1.0 million holdback, pursuant to the merger agreement for the Biorez Acquisition. In addition, there are potential earn-out payments to Biorez' equity holders in an amount up to $165.0 million based on the achievement of certain revenue targets for Biorez products during the sixteen (16) successive quarters commencing on October 1, 2022. Biorez was a medical device start-up focused on advancing the healing of soft tissue using its proprietary BioBrace® implant technology. The Biorez Acquisition was funded through a combination of cash on hand and long-term borrowings. Proforma information for Biorez is immaterial for disclosure for the years ended December 31, 2023 and 2022. Purchase accounting has been completed for the Biorez Acquisition.

We incurred costs for the amortization of inventory step-up to fair value of $8.6 million and $4.5 million during the years ended December 31, 2023 and 2022, respectively, related to the In2Bones acquisition, which are included in cost of sales. Inventory step-up to fair value for the In2Bones acquisition was fully amortized as of December 31, 2023. During 2023, we recognized $0.8 million in integration costs and professional fees related to the In2Bones and Biorez acquisitions that were included in selling and administrative expense. During 2022, we recognized $10.1 million in consulting fees, legal fees and other integration related costs associated with the acquisitions of In2Bones and Biorez, which were included in selling and administrative expense.

Note 4 - Inventories

Inventories consist of the following at December 31:

	2024	2023
Raw materials	$ 114,728	$ 107,262
Work in process	31,300	29,463
Finished goods	200,691	181,599
	$ 346,719	$ 318,324

Note 5 - Property, Plant and Equipment

Property, plant and equipment consist of the following at December 31:

	2024	2023
Land	$ 4,027	$ 4,027
Building and improvements	100,937	100,299
Machinery and equipment	295,839	283,470
Construction in progress	20,409	25,088
	421,212	412,884
Less: Accumulated depreciation	(305,419)	(292,162)
	$ 115,793	$ 120,722

Internal-use software, included in gross machinery and equipment at December 31, 2024 and 2023 was $50.3 million and $50.0 million, respectively, with related accumulated depreciation of $48.1 million and $47.1 million, respectively. Internal use software depreciation expense was $1.4 million, $1.7 million and $2.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 6 - Leases

Lease costs for the years ended December 31, consist of the following:

	2024	2023	2022
Operating lease cost:			
Straight-line lease cost	$ 8,933	$ 8,118	$ 7,685
Right-of-use asset impairment cost	606	—	—
Total operating lease cost	9,539	8,118	7,685
Finance lease cost:			
Depreciation	380	344	396
Interest on lease liabilities	101	55	17
Total finance lease cost	481	399	413
Total lease cost	$ 10,020	$ 8,517	$ 8,098

Supplemental balance sheet information related to leases as of December 31, is as follows:

	2024		2023	
Operating leases				
Other assets	$	39,839	$	16,606
Other current liabilities	$	8,093	$	7,509
Other long-term liabilities		33,282		9,897
Total operating lease liabilities	$	41,375	$	17,406
Finance leases				
Property, plant and equipment, gross	$	3,015	$	3,901
Accumulated depreciation		(676)		(1,304)
Property, plant and equipment, net	$	2,339	$	2,597
Current portion of long-term debt	$	715	$	708
Long-term debt		1,159		1,657
Total finance lease liabilities	$	1,874	$	2,365
Weighted average remaining lease term (in years)				
Operating leases		7.48 years		4.93 years
Finance leases		2.88 years		3.76 years
Weighted average discount rate				
Operating leases		5.65 %		5.56 %
Finance leases		4.86 %		4.79 %

Supplemental cash flow information related to leases for the years ended December 31, was as follows:

	2024		2023		2022	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	8,532	$	8,178	$	7,383
Financing cash flows from finance leases		725		436		313
Right-of-use assets obtained in exchange for lease obligations:						
Operating leases		32,235		5,864		5,167
Finance leases		128		2,523		—

Maturities of lease liabilities as of December 31, 2024 are as follows:

	Finance Lease		Operating Lease	
2025	$	715	$	8,093
2026		712		7,153
2027		472		6,515
2028		97		5,718
2029		4		5,147
Thereafter		2		19,083
Total lease payments		2,002		51,709
Less imputed interest		(128)		(10,334)
Total lease liabilities	$	1,874	$	41,375

As of December 31, 2024, we had a $10.3 million operating lease that had not yet commenced and we have not entered into any finance leases that have not yet commenced.

Note 7 – Goodwill and Other Intangible Assets

The changes in the net carrying amount of goodwill for the years ended December 31, are as follows:

	2024		2023	
Balance as of January 1,	$	806,844	$	815,429
Foreign currency translation and other adjustments		(1,486)		(8,585)
Balance as of December 31,	$	805,358	$	806,844

The 2023 change in goodwill includes an immaterial correction of $9.0 million to record deferred tax assets associated with the deductibility of contingent consideration related to purchase accounting from 2022.

Total accumulated goodwill impairment losses aggregated $107.0 million at December 31, 2024 and 2023, respectively.

Other intangible assets consist of the following:

	Weighted Average Amortization Period (Years)	December 31, 2024		December 31, 2023	
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets with definite lives:	22				
Customer and distributor relationships	24	$ 369,774	$ (205,013)	$ 369,930	$ (188,486)
Sales representation, marketing and promotional rights	25	149,376	(78,000)	149,376	(72,000)
Patents and other intangible assets	16	85,392	(55,802)	82,594	(54,120)
Developed technology	18	320,204	(54,812)	320,204	(44,558)
Intangible assets with indefinite lives:					
Trademarks and tradenames		86,544	—	86,544	—
		$1,011,290	$ (393,627)	$1,008,648	$ (359,164)

Amortization expense related to intangible assets which are subject to amortization totaled $34.7 million, $35.2 million and $33.7 million for the years ending December 31, 2024, 2023 and 2022, respectively, and is included as a reduction of revenue (for amortization related to our sales representation, marketing and promotional rights) and in selling and administrative expense (for all other intangible assets) in the consolidated statements of comprehensive income (loss).

The estimated amortization expense related to intangible assets at December 31, 2024 for each of the five succeeding years is as follows:

	Amortization included in expense	Amortization recorded as a reduction of revenue	Total
2025	$ 29,492	$ 6,000	$ 35,492
2026	29,636	6,000	35,636
2027	30,693	6,000	36,693
2028	33,822	6,000	39,822
2029	33,037	6,000	39,037

Note 8 - Long-Term Debt

Long-term debt consists of the following at December 31:

	2024	2023
Revolving line of credit	$ —	$ 2,000
Term loan, net of deferred debt issuance costs of $354 and $524 in 2024 and 2023, respectively	114,234	114,064
2.625% convertible notes	—	70,000
2.250% convertible notes, net of deferred debt issuance costs of $10,327 and $14,581 in 2024 and 2023, respectively	789,673	785,419
Finance leases	1,874	2,365
Total debt	905,781	973,848
Less: Current portion	715	708
Total long-term debt	$ 905,066	$ 973,140

Seventh Amended and Restated Senior Credit Agreement

On July 16, 2021, we entered into a seventh amended and restated senior credit agreement consisting of: (a) a $233.5 million term loan facility and (b) a $585.0 million revolving credit facility. The revolving credit facility will terminate and the loans outstanding under the term loan facility will expire on July 16, 2026. The term loan was payable in quarterly installments increasing over the term of the facility. During 2022, we made a $90.0 million prepayment on the term loan facility resulting in the elimination of such quarterly payments with the remaining balance due upon the expiration of the term loan facility. The $90.0 million prepayment was accounted for as an extinguishment and resulted in a write-off to other expense of unamortized debt issuance costs of $0.5 million. Proceeds from the term loan facility and borrowings under the revolving credit facility were used to repay the then existing senior credit agreement. On July 19, 2024, we amended our seventh amended and restated senior credit agreement to exclude from the calculation of consolidated fixed charges the $70.0 million payment we made in February 2024 of our then-outstanding 2.625% Notes. Interest rates are at the Term Secured Overnight Financing Rate plus 0.114% ("Adjusted Term SOFR") (4.489% at December 31, 2024) plus an interest rate margin of 1.125% (5.614% at December 31, 2024). For borrowings where we elect to use the alternate base rate, the initial base rate is the greatest of (i) the Prime Rate, (ii) the Federal Funds Rate plus 0.50% or (iii) the one-month Adjusted Term SOFR plus 1.00%, plus, in each case, an interest rate margin.

There were $114.6 million in borrowings outstanding on the term loan facility as of December 31, 2024. There were no borrowings outstanding under the revolving credit facility as of December 31, 2024. Our available borrowings on the revolving credit facility at December 31, 2024 were $583.4 million with approximately $1.6 million of the facility set aside for outstanding letters of credit. The carrying amounts of the term loan and revolving credit facility approximate fair value.

The seventh amended and restated senior credit agreement is collateralized by substantially all of our personal property and assets. The seventh amended and restated senior credit agreement contains covenants and restrictions which, among other things, require the maintenance of certain financial ratios and restrict dividend payments and the incurrence of certain indebtedness and other activities, including acquisitions and dispositions. We were in full compliance with these covenants and restrictions as of December 31, 2024. We are also required, under certain circumstances, to make mandatory prepayments from net cash proceeds from any issuance of equity and asset sales.

2.625% Convertible Notes

On January 29, 2019, we issued $345.0 million aggregate principal amount of 2.625% convertible notes ("2.625% Notes") that were due in 2024. Interest was payable semi-annually in arrears on February 1 and August 1 of each year, commencing August 1, 2019. The 2.625% Notes were scheduled to mature on February 1, 2024, unless earlier repurchased or converted.

The 2.625% Notes represented subordinated unsecured obligations and were convertible under certain circumstances, as defined in the indenture, into a combination of cash and CONMED common stock. The 2.625% Notes were converted at an initial conversion rate of 11.2608 shares of our common stock per $1,000 principal amount of 2.625% Notes (equivalent to an initial conversion price of approximately $88.80 per share of common stock). Holders of the 2.625% Notes could have converted the 2.625% Notes at their option at any time on or after November 1, 2023 through the second scheduled trading day preceding the maturity date. Holders of the 2.625% Notes also had the right to convert the 2.625% Notes prior to November 1, 2023, but only upon the occurrence of specified events. The conversion rate was subject to anti-dilution adjustments if certain events occurred. A portion of the net proceeds from the offering of the 2.625% Notes was used as part of the financing for the

Buffalo Filter acquisition and $21.0 million was used to pay the cost of certain convertible notes hedge transactions as further described below.

In June 2022, the Company repurchased and extinguished $275.0 million principal amount of the 2.625% Notes for aggregate consideration consisting of $275.0 million in cash and approximately 0.9 million shares of the Company's common stock. During the year ended December 31, 2022, the Company recorded a loss on extinguishment of $103.1 million to other expense based on the fair value of the shares of the Company's common stock issued in connection with the extinguishment. This loss was not deductible for tax purposes. We also recorded a write-off to other expense of unamortized debt issuance costs related to the 2.625% Notes of $2.9 million. Concurrently, the Company entered into a Supplemental Indenture related to the remaining $70.0 million in 2.625% Notes, in which the Company irrevocably elected to settle the principal value of those 2.625% Notes in cash. In February 2024, the Company repaid the remaining $70.0 million then outstanding of the 2.625% Notes through borrowings on our revolving credit facility and issued 0.1 million shares of the Company's common stock.

For the years ended December 31, 2024, 2023 and 2022, we recorded interest expense on the 2.625% Notes of $0.2 million, $1.8 million and $4.8 million, respectively, at the contractual coupon rate of 2.625%.

2.250% Convertible Notes

On June 6, 2022, we issued $800.0 million aggregate principal amount of 2.250% convertible notes (the "2.250% Notes"). Interest is payable semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2022. The 2.250% Notes will mature on June 15, 2027, unless earlier repurchased or converted. The 2.250% Notes represent subordinated unsecured obligations and are convertible under certain circumstances, as defined in the indenture, into a combination of cash and CONMED common stock, with the principal required to be paid in cash. The 2.250% Notes may be converted at an initial conversion rate of 6.8810 shares of our common stock per $1,000 principal amount of the 2.250% Notes (equivalent to an initial conversion price of approximately $145.33 per share of common stock). Holders of the 2.250% Notes may convert the 2.250% Notes at their option at any time on or after March 15, 2027 through the second scheduled trading day preceding the maturity date. Holders of the 2.250% Notes will also have the right to convert the 2.250% Notes prior to March 15, 2027, but only upon the occurrence of specified events. The conversion rate is subject to anti-dilution adjustments if certain events occur. A portion of these proceeds were used to repurchase and extinguish a portion of the 2.625% Notes, pay off our then outstanding balance on our revolving line of credit, pay down $90.0 million of our term loan and partially pay for the In2Bones Acquisition. In addition, approximately $115.6 million of the proceeds were used to pay the cost of certain convertible notes hedge transactions related to the 2.250% Notes.

For the year ended December 31, 2024, 2023, and 2022 we have recorded interest expense on the 2.250% Notes of $18.0 million, $18.0 million and $10.3 million, respectively, at the contractual coupon rate of 2.250%.

The estimated fair value of the 2.250% Notes was approximately $744.1 million as of December 31, 2024 based on a market approach which represents a Level 2 valuation in the fair value hierarchy. The estimated fair value was determined based on the estimated or actual bids and offers of the 2.250% Notes in an over-the-counter market transaction on the last business day of the year.

Convertible Notes Hedge Transactions

In connection with the offerings of the 2.625% and 2.250% Notes, we entered into convertible notes hedge transactions with a number of financial institutions (each, an "option counterparty"). The convertible notes hedge transactions cover, subject to anti-dilution adjustments substantially similar to those applicable to the respective Notes, the number of shares of our common stock underlying the 2.625% and 2.250% Notes. Concurrent with entering into the convertible notes hedge transactions, we also entered into separate warrant transactions with each option counterparty whereby we sold to such option counterparty warrants to purchase, subject to customary anti-dilution adjustments, the same number of shares of our common stock.

In connection with the repurchase and extinguishment of $275.0 million principal amount of the 2.625% Notes, the Company entered into agreements with the option counterparties to terminate a corresponding portion of the hedges on the 2.625% Notes. The transactions had a net fair value due the Company on execution date of $22.2 million which was recorded as an adjustment to Paid-in Capital. The Company recorded a $5.5 million charge to other expense as a result of a subsequent decline in fair value between execution date and settlement date with the Company receiving net cash of $16.7 million. The termination of the convertible notes hedge resulted in the release of the related deferred tax asset. In connection with the issuance of 2.250% Notes, the Company purchased hedges for $187.6 million ($142.1 million net of tax) and received proceeds from the issuance of warrants totaling $72.0 million, recorded to paid-in capital.

Upon maturity in February 2024 of the remaining 2.625% Notes and settlement of the related hedges, the Company received 0.1 million shares from the option counterparties.

The convertible notes hedge transactions are expected generally to reduce the potential dilution upon conversion of the Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted Notes, as the case may be, in the event that the market price per share of our common stock, as measured under the terms of the convertible notes hedge transactions, is greater than the strike price of the convertible notes hedge transactions, which initially corresponds to the conversion price of the Notes and is subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the Notes. If, however, the market price per share of our common stock, as measured under the terms of the warrant transactions, exceeds the strike price ($251.53 for the 2.250% Notes) of the warrants, there would nevertheless be dilution to the extent that such market price exceeds the strike price of the warrants as noted in Note 1, unless we elect to settle the warrants in cash.

The scheduled maturities of long-term debt outstanding at December 31, 2024 are as follows:

2025	$	—
2026		114,588
2027		800,000
2028		—
2029		—

The above amounts exclude deferred debt issuance costs and finance leases.

Note 9 - Income Taxes

The provision for income taxes for the years ended December 31, 2024, 2023 and 2022 consists of the following:

		2024		2023		2022
Current tax expense :						
Federal	$	4,084	$	2,066	$	98
State		2,875		3,826		1,582
Foreign		11,445		9,777		14,082
		18,404		15,669		15,762
Deferred income tax expense (benefit):						
Federal		10,351		2,826		(4,096)
State		681		(893)		(1,636)
Foreign		1,170		(1,233)		(310)
		12,202		700		(6,042)
Provision for income taxes	$	30,606	$	16,369	$	9,720

A reconciliation between income taxes computed at the statutory federal rate and the provision for income taxes for the years ended December 31, 2024, 2023 and 2022 follows:

	2024	2023	2022
Tax provision at statutory rate based on income before income taxes	21.0 %	21.0 %	21.0 %
State income taxes, net of federal tax benefit	1.6	2.9	(1.4)
Foreign income taxes	1.6	2.8	(1.8)
Non-deductible/non-taxable items	0.9	2.0	(2.9)
US tax on worldwide earnings at different rates	(1.8)	(3.1)	(1.8)
Federal research credit	(1.5)	(3.0)	2.4
Contingent consideration	(4.6)	(1.8)	—
Valuation allowance	—	(0.5)	2.5
Stock-based compensation	1.6	—	1.5
Non-deductible premium on extinguishment and change in fair value of convertible notes	—	—	(32.2)
Other, net	—	—	(1.0)
	18.8 %	20.3 %	(13.7)%

The Company has elected to account for Global Intangible Low Tax Income ("GILTI") using the period cost method. The net impact of GILTI including the allowable GILTI deduction is presented in the rate reconciliation as a component of "US tax on worldwide earnings at different rates".

The tax effects of the significant temporary differences which comprise the deferred income tax assets and liabilities at December 31, 2024 and 2023 are as follows:

	2024	2023
Assets:		
Inventory	$ 5,771	$ 4,577
Net operating losses	1,700	2,809
Capitalized research and development	20,615	16,573
Deferred compensation	3,305	3,114
Accounts receivable	3,796	4,002
Compensation and benefits	14,754	18,234
Accrued pension	1,556	1,658
Research and development credit	2,972	13,090
Interest limitation	26,234	18,332
Convertible notes hedge	21,205	28,765
Lease liabilities	7,772	3,033
Other	4,482	6,290
	114,162	120,477
Liabilities:		
Goodwill and intangible assets	155,931	153,692
Depreciation	1,120	2,248
State taxes	10,670	9,732
Unremitted foreign earnings	1,893	1,557
Lease right-of-use assets	7,555	2,939
	177,169	170,168
Net liability	$ (63,007)	$ (49,691)

Income (loss) before income taxes consists of the following U.S. and foreign income (loss):

	2024	2023	2022
U.S. income (loss)	$ 124,401	$ 51,568	$ (96,114)
Foreign income	38,628	29,260	25,252
Total income (loss)	$ 163,029	$ 80,828	$ (70,862)

As of December 31, 2024, the amount of federal net operating loss carryforward was $1.2 million and begins to expire in 2027. As of December 31, 2024, the amount of federal research credit carryforward available was $3.0 million. These credits begin to expire in 2029.

We have accrued tax liabilities related to the amount of unremitted earnings at December 31, 2017 and certain subsequent unremitted earnings as these are not considered permanently reinvested. Deferred taxes have not been accrued on unremitted earnings subsequent to December 31, 2017 that are considered permanently reinvested. The amount of such untaxed foreign earnings for the periods occurring after December 2017 totaled $34.8 million. If we were to repatriate these funds, we would be required to accrue and pay taxes on such amounts. The Company has estimated foreign withholding taxes of $1.2 million would be due if these earnings were repatriated.

The Company is subject to taxation in the United States and various states and foreign jurisdictions. Taxing authority examinations can involve complex issues and may require an extended period of time to resolve. Our federal income tax returns have been examined by the Internal Revenue Service ("IRS") for calendar years ending through 2022.

We recognize tax liabilities in accordance with the provisions for accounting for uncertainty in income taxes. Such guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The following table summarizes the activity related to our unrecognized tax benefits for the years ending December 31,:

	2024	2023	2022
Balance as of January 1,	$ 1,704	$ 200	$ 200
Increases for positions taken in prior periods	—	1,504	—
Decreases in unrecorded tax positions related to settlement with the taxing authorities	(350)	—	—
Decreases in unrecorded tax positions related to lapse of statute of limitations	(200)	—	—
Balance as of December 31,	$ 1,154	$ 1,704	$ 200

If the total unrecognized tax benefits of $1.2 million at December 31, 2024 were recognized, it would reduce our annual effective tax rate. The amount of interest accrued in 2022, 2023 and 2024 related to these unrecognized tax benefits was not material and is included in the provision for income taxes in the consolidated statements of comprehensive income (loss).

Note 10 - Shareholders' Equity

On February 29, 2012, the Board of Directors adopted a cash dividend policy and declared an initial quarterly dividend of $0.15 per share. On October 28, 2013, the Board of Directors increased the quarterly dividend to $0.20 per share. The total dividend per share was $0.80 for each of 2024, 2023 and 2022. The fourth quarter dividend for 2024 was paid on January 3, 2025 to shareholders of record as of December 20, 2024. The total dividend payable was $6.2 million at both December 31, 2024 and 2023, and is included in other current liabilities in the consolidated balance sheet.

Our shareholders have authorized 500,000 shares of preferred stock, par value $.01 per share, which may be issued in one or more series by the Board of Directors without further action by the shareholders. As of December 31, 2024 and 2023, no preferred stock had been issued.

Our Board of Directors has authorized a $200.0 million share repurchase program. Through December 31, 2024, we have repurchased a total of 6.1 million shares of common stock aggregating $162.6 million under this authorization and have $37.4 million remaining available for share repurchases. The repurchase program calls for shares to be purchased in the open market or in private transactions from time to time. We may suspend or discontinue the share repurchase program at any time. During 2024, 2023, and 2022 we did not repurchase any shares.

We have reserved 6.0 million shares of common stock for issuance to employees and directors under two shareholder approved share-based compensation plans (the "Plans") of which approximately 2.2 million shares remain available for grant at December 31, 2024. The exercise price on all outstanding stock options and stock appreciation rights ("SARs") is equal to the quoted fair market value of the stock at the date of grant. Restricted stock units ("RSUs") are valued at the market value of the underlying stock on the date of grant. Performance stock units ("PSUs") are valued using a Monte Carlo valuation model at the date of grant. Stock options, SARs and RSUs are generally non-transferable other than on death and generally become exercisable over a 4 to 5 year period from date of grant. PSUs are generally non-transferable other than on death and cliff vest after 3 years from date of grant. Stock options and SARs expire 10 years from date of grant. SARs are only settled in shares of the Company's stock. The issuance of shares pursuant to the exercise of stock options and SARs and vesting of RSUs and PSUs are from the Company's treasury stock.

Total pre-tax stock-based compensation expense recognized in the consolidated statements of comprehensive income (loss) was $25.6 million, $24.3 million and $21.7 million for the years ended December 31, 2024, 2023 and 2022, respectively. These amounts are included in selling and administrative expense. Tax related benefits of $3.9 million, $4.0 million and $3.8 million were also recognized for the years ended December 31, 2024, 2023 and 2022, respectively. Cash received from the exercise of stock options was $3.4 million, $16.2 million and $8.9 million for the years ended December 31, 2024, 2023 and 2022, respectively, and is reflected in cash flows from financing activities in the consolidated statements of cash flows.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options and SARs at the date of grant. Use of a valuation model requires management to make certain assumptions with respect to select model inputs. Expected volatilities are based upon historical volatility of the Company's stock over a period equal to the expected life of each stock option and SAR grant. The risk-free interest rate is based on the stock option and SAR grant date for a traded U.S. Treasury bond with a maturity date closest to the expected life. The expected annual dividend yield is based on the Company's anticipated cash dividend payouts. The expected life represents the period of time that the stock options and SARs are expected to be outstanding based on a study of historical data of option holder exercise and termination behavior. Forfeitures are recognized as incurred.

The following table illustrates the assumptions used in estimating fair value in the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Grant date fair value of stock options and SARs	$ 33.04	$ 40.18	$ 49.88
Expected stock price volatility	43.01 %	41.84 %	38.45 %
Risk-free interest rate	4.21 %	4.14 %	1.68 %
Expected annual dividend yield	1.00 %	0.82 %	0.56 %
Expected life of options and SARs (years)	5.5	5.4	5.4

The following table illustrates the stock option and SAR activity for the year ended December 31, 2024:

	Number of Shares (in 000's)	Weighted-Average Exercise Price
Outstanding at December 31, 2023	3,764	$ 93.82
Granted	687	$ 79.39
Forfeited	(358)	$ 100.21
Exercised	(223)	$ 52.98
Outstanding at December 31, 2024	3,870	$ 93.00
Exercisable at December 31, 2024	2,280	$ 86.40
Stock options & SARs expected to vest	1,590	$ 102.46

The weighted average remaining contractual term for SARs and stock options outstanding and exercisable at December 31, 2024 was 5.9 years and 4.4 years, respectively. The aggregate intrinsic value of SARs and stock options outstanding and exercisable at December 31, 2024 were both $12.9 million. The aggregate intrinsic value of stock options and SARs exercised during the years ended December 31, 2024, 2023 and 2022 was $5.1 million, $12.9 million and $13.6 million, respectively.

The following table illustrates the RSU and PSU activity for the year ended December 31, 2024:

	Number of Shares (in 000's)		Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2023	67	$	129.32
Granted	91	$	95.80
Vested	(16)	$	114.17
Forfeited	(12)	$	107.81
Outstanding at December 31, 2024	130	$	109.59

The weighted average fair value of RSU and PSU awards granted in the years ended December 31, 2024, 2023 and 2022 was $95.80, $127.59 and $136.35, respectively.

The total fair value of RSUs vested was $1.8 million, $2.4 million and $2.6 million for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, there was $51.6 million of total unrecognized compensation cost related to nonvested stock options, SARs, PSUs and RSUs granted under the Plans which is expected to be recognized over a weighted average period of 2.95 years.

We offer to our employees a shareholder-approved Employee Stock Purchase Plan (the "Employee Plan"), under which we reserved 1.0 million shares of common stock for issuance to our employees. The Employee Plan provides employees with the opportunity to invest from 1% to 10% of their annual salary to purchase shares of CONMED common stock at a purchase price equal to 95% of the fair market value of the common stock on the exercise date. During 2024, we issued approximately 27,124 shares of common stock under the Employee Plan. No stock-based compensation expense has been recognized in the accompanying consolidated financial statements as a result of common stock issuances under the Employee Plan.

Note 11 - Revenues

The following tables present revenue disaggregated by product line and timing of revenue recognition for the years ended December 31, 2024, 2023 and 2022:

	2024			
	Orthopedic Surgery		General Surgery	Total
Timing of Revenue Recognition				
Goods transferred at a point in time	$ 502,336	$	754,070	$ 1,256,406
Services transferred over time	41,652		8,957	50,609
Total sales from contracts with customers	$ 543,988	$	763,027	$ 1,307,015

	2023			
	Orthopedic Surgery		General Surgery	Total
Timing of Revenue Recognition				
Goods transferred at a point in time	$ 494,002	$	704,041	$ 1,198,043
Services transferred over time	39,156		7,545	46,701
Total sales from contracts with customers	$ 533,158	$	711,586	$ 1,244,744

		2022			
Timing of Revenue Recognition	**Orthopedic Surgery**		**General Surgery**		**Total**
Goods transferred at a point in time	$	422,648	$	577,625	$ 1,000,273
Services transferred over time		38,880		6,319	45,199
Total sales from contracts with customers	$	461,528	$	583,944	$ 1,045,472

Revenue disaggregated by primary geographic market where the products are sold is included in Note 12.

Contract liability balances related to the sale of extended warranties to customers are as follows:

	December 31, 2024	December 31, 2023
Contract Liability	$ 18,424	$ 17,962

Revenue recognized during years ended December 31, 2024, 2023 and 2022 from amounts included in contract liabilities at the beginning of the period were $13.9 million, $12.5 million and $11.5 million, respectively. There were no material contract assets as of December 31, 2024 and December 31, 2023.

Note 12 - Business Segment and Geographic Areas

We account and report for our business as a single operating segment entity engaged in the development, manufacturing and sale on a global basis of surgical devices and related equipment. The Company derives revenue globally and manages the business on a consolidated basis due to shared infrastructure and resources. Our chief operating decision maker ("CODM"), the President and Chief Executive Officer, evaluates the various global product portfolios on a net sales basis and evaluates profitability, investment, cash flow metrics and allocates resources on a consolidated worldwide basis.

Our product lines consist of orthopedic surgery and general surgery. Orthopedic surgery consists of sports medicine and lower extremities instrumentation and implants, small bone, large bone and specialty powered surgical instruments as well as imaging systems for use in minimally invasive surgical procedures and fees related to sales representation, promotion and marketing of sports medicine allograft tissue. General surgery consists of a complete line of endo-mechanical instrumentation for minimally invasive laparoscopic and gastrointestinal procedures, smoke evacuation devices, a line of cardiac monitoring products as well as electrosurgical generators and related instruments. These product lines' net sales and primary geographic market where the products are sold, are as follows for the years ended December 31, 2024, 2023 and 2022:

		2024			
Primary Geographic Markets	**Orthopedic Surgery**		**General Surgery**		**Total**
United States	$	210,670	$	537,554	$ 748,224
Europe, Middle East & Africa		132,106		110,958	243,064
Asia Pacific		119,766		74,918	194,684
Americas (excluding the United States)		81,446		39,597	121,043
Total sales from contracts with customers	$	543,988	$	763,027	$ 1,307,015

		2023			
Primary Geographic Markets	**Orthopedic Surgery**		**General Surgery**		**Total**
United States	$	199,568	$	500,592	$ 700,160
Europe, Middle East & Africa		127,637		98,616	226,253
Asia Pacific		123,043		74,358	197,401
Americas (excluding the United States)		82,910		38,020	120,930
Total sales from contracts with customers	$	533,158	$	711,586	$ 1,244,744

	2022		
	Orthopedic Surgery	General Surgery	Total
Primary Geographic Markets			
United States	$ 173,176	$ 405,777	$ 578,953
Europe, Middle East & Africa	113,649	84,288	197,937
Asia Pacific	103,353	59,124	162,477
Americas (excluding the United States)	71,350	34,755	106,105
Total sales from contracts with customers	$ 461,528	$ 583,944	$ 1,045,472

Sales are attributed to countries based on the location of the customer. We held $139.9 million and $127.3 million of long-lived assets in the United States at December 31, 2024 and 2023, respectively. We held $22.9 million and $18.3 million of long-lived assets in Mexico at December 31, 2024 and 2023, respectively. There were no significant investments in long-lived assets in other countries outside the United States at December 31, 2024 and 2023. No single customer represented over 10% of our consolidated net sales for the years ended December 31, 2024, 2023 and 2022.

The accounting policies of our single operating segment are the same as those described in Note 1. The CODM assesses performance for the single operating segment and decides how to allocate resources and make investment decisions based on net income (loss), consistent with what is reported on the consolidated statements of comprehensive income (loss). Net income is used to monitor budget versus actual results. The CODM also uses net income in competitive analysis by benchmarking to CONMED's competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the single segment.

The following table includes significant segment expenses for the years ended December 31, 2024, 2023 and 2022:

	Years Ended December 31,		
	2024	2023	2022
Net sales	$ 1,307,015	$ 1,244,744	$ 1,045,472
Cost of sales	573,983	568,499	474,227
Salesforce and commission expense	225,886	215,799	186,596
Marketing expense	65,338	60,918	56,027
Distribution expense	50,183	53,701	44,874
General and administrative expense	117,463	111,235	96,108
Stock-based compensation expense	25,558	24,257	21,729
Amortization expense	28,629	29,068	27,791
Non-cash adjustments to fair value of contingent consideration liability	(41,048)	(2,421)	2,518
Research and development expense	54,426	52,602	47,152
Interest expense	37,297	39,775	28,905
Loss on convertible notes and related hedge transactions[b]	—	—	112,011
Provision for income taxes	30,606	16,369	9,720
Other segment items[a]	6,271	10,483	18,396
Net income (loss)	$ 132,423	$ 64,459	$ (80,582)

[a]Other segment items consist of restructuring and related costs in 2024, 2023 and 2022; third party services pertaining to review of potential issues with certain royalty payments to surgeons involved in design teams in 2024; income/expense related to the termination of a distributor agreement in 2024 and 2023; lease impairment costs in 2024; acquisition and integration costs in 2023 and 2022; software implementation costs in 2023 and 2022; and a legal settlement in 2022.

(b) Loss on convertible notes and related hedge transactions consists of loss on early extinguishment of debt, loss on convertible notes conversion premium and loss on convertible notes hedge transactions settlement in 2022.

Total assets for the Company's single operating segment are the same as presented on the Company's consolidated balance sheet, which is used to measure segment performance.

Note 13 - Employee Benefit Plans

We sponsor an employee savings plan ("401(k) plan") covering substantially all of our United States based employees. We also sponsor a defined benefit pension plan (the "pension plan") that was frozen in 2009. It covered substantially all our United States based employees at the time it was frozen.

Total employer contributions to the 401(k) plan were $8.0 million, $8.2 million and $9.9 million during the years ended December 31, 2024, 2023 and 2022, respectively.

We use a December 31, measurement date for our pension plan. Cumulative gains and losses in excess of 10% of the greater of the benefit obligation or the market-related value of assets are amortized on a straight-line basis over the lesser of the expected average remaining life expectancy of the plan's participants or 10.85 and 11.13 years at December 31, 2024 and 2023, respectively. The limits of 10.85 and 11.13 years, respectively, are adjusted to reflect the percentage change in the average remaining service period for the plan's active membership.

The following table provides a reconciliation of the projected benefit obligation, plan assets and funded status of the pension plan at December 31:

	2024	2023
Accumulated benefit obligation	$ 69,235	$ 70,588
Change in benefit obligation		
Projected benefit obligation at beginning of year	$ 70,588	$ 71,203
Service cost	721	776
Interest cost	3,452	3,646
Actuarial gain	(1,373)	(806)
Benefits paid	(3,112)	(3,018)
Settlements	(1,041)	(1,213)
Projected benefit obligation at end of year	$ 69,235	$ 70,588
Change in plan assets		
Fair value of plan assets at beginning of year	$ 65,896	$ 62,356
Actual gain (loss) on plan assets	3,930	7,771
Benefits paid	(3,112)	(3,018)
Settlements	(1,041)	(1,213)
Fair value of plan assets at end of year	$ 65,673	$ 65,896
Funded status	$ (3,562)	$ (4,692)

The projected benefit obligation decreased $1.4 million from December 31, 2023 to December 31, 2024 mainly due to interest rate changes.

Amounts recognized in the consolidated balance sheets consist of the following at December 31,:

	2024	2023
Other long-term liabilities	$ (3,562)	$ (4,692)
Accumulated other comprehensive loss	(22,281)	(24,770)

Accumulated other comprehensive loss for the years ended December 31, 2024 and 2023 consists of net actuarial losses not yet recognized in net periodic pension cost (before income taxes).

The following actuarial assumptions were used to determine our accumulated and projected benefit obligations as of December 31,:

	2024	2023
Discount rate	5.65 %	5.15 %

Other changes in plan assets and benefit obligations recognized in other comprehensive income in 2024 and 2023 are as follows:

	2024	2023
Current year actuarial loss	$ 898	$ 4,447
Amortization of actuarial loss	1,591	2,129
Total recognized in other comprehensive income (loss)	$ 2,489	$ 6,576

Net periodic pension cost for the years ended December 31, consists of the following:

	2024	2023	2022
Service cost	$ 721	$ 776	$ 1,077
Interest cost on projected benefit obligation	3,452	3,646	2,148
Expected return on plan assets	(4,405)	(4,130)	(5,295)
Amortization of loss	1,591	2,129	2,589
Net periodic pension cost	$ 1,359	$ 2,421	$ 519

Non-service pension cost/(benefit) was immaterial for the years ended 2024, 2023 and 2022.

The following actuarial assumptions were used to determine our net periodic pension benefit cost for the years ended December 31,:

	2024	2023	2022
Discount rate on benefit obligation	5.15 %	5.41 %	2.81 %
Effective rate for interest on benefit obligation	5.08 %	5.34 %	2.33 %
Expected return on plan assets	7.00 %	7.00 %	7.00 %

The Company's discount rate and mortality assumptions are the significant assumptions in determining the projected benefit obligation of the Company's pension plan.

The discount rate represents the interest rate used in estimating the present value of projected cash flows to settle the Company's pension obligations. The discount rate assumption is determined by management using a full yield curve approach, which involves applying the specific spot rates along the yield curve used in the determination of the benefit obligation that correlates to the relevant projected cash flows.

Mortality assumptions are based on published mortality studies developed primarily based on past experience of the broad population and modified for projected longevity trends. The mortality assumptions used for 2024 and 2023 are based on the Pri-2012 Mortality Tables using the MP-2021 mortality improvement scale.

In determining the expected return on pension plan assets, we consider the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes and economic and other indicators of future performance.

Asset management objectives include maintaining an adequate level of diversification to reduce interest rate and market risk and providing adequate liquidity to meet immediate and future benefit payment requirements.

The allocation of plan assets by category is as follows at December 31,:

	Percentage of Pension Plan Assets		Target Allocation
	2024	**2023**	**2025**
Equity securities	71 %	72 %	75 %
Debt securities	29 %	28 %	25 %
Total	100 %	100 %	100 %

As of December 31, 2024, the pension plan held 27,562 shares of our common stock, which had a fair value of $1.9 million. We believe that our long-term asset allocation on average will approximate the targeted allocation. We regularly review our actual asset allocation and periodically rebalance the pension plan's investments to our targeted allocation when deemed appropriate.

FASB guidance defines fair value and establishes a framework for measuring fair value and related disclosure requirements as described in Note 16. Following is a description of the valuation methodologies used for our pension assets. There have been no changes in the methodologies used at December 31, 2024 and 2023:

Common Stock:	Common stock is valued at the closing price reported on the common stock's respective stock exchange and is classified within level 1 of the valuation hierarchy.
Fixed Income Securities:	Valued at the closing price reported on the active market on which the individual securities are traded and are classified within level 1 of the valuation hierarchy.
Money Market Fund:	These investments are public investment vehicles valued using the Net Asset Value (NAV).
Mutual Funds:	These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the pension plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the value of the pension plan's assets as of December 31, 2024 and December 31, 2023:

		2024		2023
Investments measured at fair value:				
Level 1				
Common Stock	$	7,797	$	7,926
Fixed Income Securities		17,016		16,735
Total Investments measured at fair value		24,813		24,661
Investments measured at NAV:				
Money Market Fund		1,885		1,834
Mutual Funds		38,975		39,401
Total Investments measured at NAV		40,860		41,235
Total Investments	$	65,673	$	65,896

We do not expect to make any contributions to our pension plan for 2025.

The following table summarizes the benefits and settlements expected to be paid by our pension plan in each of the next five years and in aggregate for the following five years. The expected payments are estimated based on the same assumptions used to measure the Company's projected benefit obligation at December 31, 2024.

2025	$6,059
2026	6,076
2027	5,672
2028	5,541
2029	5,367
2030-2034	25,803

Note 14 - Legal Proceedings

From time to time, the Company may receive an information request, subpoena or warrant from a government agency such as the Securities and Exchange Commission, Department of Justice, Equal Employment Opportunity Commission, the Occupational Safety and Health Administration, the United States Food and Drug Administration, the Department of Labor, the Treasury Department or other federal and state agencies or foreign governments or government agencies. These information requests, subpoenas or warrants may or may not be routine inquiries, or may begin as routine inquiries and over time develop into enforcement actions of various types. Likewise, if we receive reports of alleged misconduct from employees or third parties, we investigate as appropriate.

Manufacturers of medical devices have been the subject of various investigations and enforcement actions relating to interactions with health care providers domestically or internationally whereby companies are claimed to have provided health care providers with inappropriate incentives to purchase their products. Similarly, the Foreign Corrupt Practices Act ("FCPA") prohibits U.S. companies and their representatives from offering or making payments to foreign officials for the purpose of securing a business advantage; and in many countries, the healthcare professionals with whom we regularly interact may meet the definition of a foreign government official for purposes of this law. Similar anti-bribery laws are in effect in many of the countries in which we operate. The FCPA also imposes obligations on manufacturers listed on U.S. stock exchanges to maintain accurate books and records, and maintain internal accounting controls sufficient to provide assurance that transactions are accurately recorded, lawful and in accordance with management's authorization. The FCPA can pose unique challenges for manufacturers that operate in foreign cultures where conduct prohibited by the FCPA may not be viewed as illegal in local jurisdictions, and because, in some cases, a United States manufacturer may face risks under the FCPA based on the conduct of third parties (e.g., distributors) over whom the manufacturer may not have complete control. While CONMED has not experienced any material enforcement action to date, there can be no assurance that the Company will not be subject to a material enforcement action in the future, or that the Company will not incur costs including, in the form of fees for lawyers and other consultants, that are material to the Company's results of operations in the course of responding to a future inquiry or investigation.

In addition, as a manufacturer of U.S. FDA-approved devices reimbursable by federal healthcare programs, we are subject to the Physician Payments Sunshine Act, which requires us to annually report certain payments and other transfers of value we make to U.S.-licensed physicians, U.S. teaching hospitals or other U.S. covered recipients. Any failure to comply with these laws and regulations could subject us or our officers and employees to criminal and civil financial penalties.

Manufacturers of medical devices may face exposure to significant product liability claims, as well as patent infringement and other claims incurred in the ordinary course of business. To date, we have not experienced any claims that have been material to our financial statements or financial condition, but any such claims arising in the future could have a material adverse effect on our business, results of operations or cash flows. We currently maintain commercial product liability insurance of $35 million per incident and $35 million in the aggregate annually, which we believe is adequate. This coverage is on a claims-made basis. There can be no assurance that claims will not exceed insurance coverage, that the carriers will be solvent or that such insurance will be available to us in the future at a reasonable cost.

Our operations are subject, and in the past have been subject, to a number of environmental laws and regulations governing, among other things, air emissions; wastewater discharges; the use, handling and disposal of hazardous substances and wastes; soil and groundwater remediation and employee health and safety. Likewise, the operations of our suppliers and sterilizers are subject to similar environmental laws and regulations. In some jurisdictions, environmental requirements may be expected to become more stringent in the future. In the United States, certain environmental laws can impose liability for the entire cost of site restoration upon each of the parties that may have contributed to conditions at the site regardless of fault or the lawfulness of the party's activities. While we do not believe that the present costs of environmental compliance and remediation are material, there can be no assurance that future compliance or remedial obligations would not have a material adverse effect on our financial condition, results of operations or cash flows.

CONMED had been defending two Georgia State Court actions. The first action was filed in May 2020 in Cobb County by various current and former employees, contract workers and others against CONMED and a contract sterilizer (the "Cobb County Action"). Plaintiffs alleged personal injury and related claims purportedly arising from or relating to exposure to Ethylene Oxide, a chemical used to sterilize certain products. All claims against CONMED in the Cobb County Action have now been dismissed, however, CONMED is indemnifying its sterilization provider who remains in the case. The second action was filed in April 2021 in Douglas County against CONMED's current and former landlord and property managers (the "Douglas County Action"). Plaintiffs alleged the same injuries as in the Cobb County Action. In July 2024, CONMED reached an agreement to settle this matter for an amount covered by CONMED's insurance, and this litigation was dismissed in November 2024.

CONMED submitted the foregoing claims for insurance coverage by its insurance carrier Federal Insurance Company ("Chubb"). CONMED litigated two lawsuits against Chubb relative to its coverage of these claims: one involving CONMED's claim for coverage for the indemnification claims arising from the Cobb County Action, and the other concerning CONMED's claim for coverage for the indemnification claims arising from the Douglas County Action. With respect to the Cobb County Action, the Court has ruled in favor of CONMED with respect to coverage for the indemnification of CONMED's sterilization provider. With respect to the Douglas County Action, the parties entered a settlement agreement in which Chubb agreed to pay CONMED's defense fees. As a result of a dispute with respect to the amount of CONMED's defense fees, CONMED commenced a third action against Chubb to enforce the terms of the settlement agreement.

The government of Italy passed a law in late 2015 to tax medical device companies on revenue derived from sales to public hospitals. The tax is calculated and based on provincial spending over and above certain thresholds. The Italy medical device tax represents variable consideration in the form of a retroactive discount potentially owed to the customer, which is ultimately the Italian government. Since the law was enacted through September 2022, the Italian government essentially made no effort to administer or collect the tax. A lack of interpretative guidance and the complexity of the law resulted in uncertainty as to the actual amount of liability. In September 2022, the Italian government passed a further decree which, amongst other provisions, delegated administration and collection to the provincial level for the years 2015 – 2018. The Company challenged the imposition of the medical device tax in Italy, as did many other medical device companies, on the grounds that the law was never implemented properly with regulations. On July 22, 2024, the Italian Constitutional Court determined the tax to be constitutional, however, a 52% discount on amounts due for the years 2015-2018 was granted as part of the ruling. The Company has used its best estimate to record reserves related to the tax. No amounts have been remitted to date.

In December 2023, the Company voluntarily informed the U.S. Department of Justice ("DOJ") of potential issues with certain royalty payments related to surgeons involved in design teams. The Company is fully cooperating with the DOJ and their review of the matter.

From time to time, we are also subject to negligence and other claims arising out of the ordinary conduct of our business, including, for example, automobile or other accidents our employees may experience within the course of their employment or otherwise and which may, on occasion, involve potentially significant personal injuries or other exposures.

We record reserves sufficient to cover probable and estimable losses associated with pending claims. With respect to the matters described above, except as noted related to the medical device tax in Italy, the Company is unable to estimate a range of possible loss at this time, nor does it believe any potential loss is probable, and as a result has not recorded any reserves related to the potential outcomes in connection with these matters. We do not expect that the resolution of any pending claims, investigations or reports of alleged misconduct will have a material adverse effect on our financial condition, results of operations or cash flows. There can be no assurance, however, that future claims, investigations or reports of alleged misconduct, or the costs associated with responding to such claims, investigations or reports of alleged misconduct, especially when not covered by insurance, will not have a material adverse effect on our financial condition, results of operations or cash flows.

Note 15 - Guarantees

We provide warranties on certain of our products at the time of sale and sell extended warranties. The standard warranty period for our capital equipment is generally one year and our extended warranties typically vary from one to three years. Liability under service and warranty policies is based upon a review of historical warranty and service claim experience. Adjustments are made to accruals as claim data and historical experience warrant.

Changes in the carrying amount of standard warranties for the years ended December 31, are as follows:

	2024	2023	2022
Balance as of January 1,	$ 1,802	$ 1,944	$ 2,344
Provision for warranties	506	614	224
Claims made	(863)	(756)	(624)
Balance as of December 31,	$ 1,445	$ 1,802	$ 1,944

Costs associated with extended warranty repairs are recorded as incurred and amounted to $4.9 million, $4.8 million and $5.9 million for the years ended December 31, 2024, 2023 and 2022 respectively.

Note 16 - Fair Value Measurement

We enter into derivative instruments for risk management purposes only. We operate internationally and, in the normal course of business, are exposed to fluctuations in interest rates, foreign exchange rates and commodity prices. These fluctuations can increase the costs of financing, investing and operating the business. We use forward contracts, a type of derivative instrument, to manage certain foreign currency exposures.

By nature, all financial instruments involve market and credit risks. We enter into forward contracts with major investment grade financial institutions and have policies to monitor the credit risk of those counterparties. While there can be no assurance, we do not anticipate any material non-performance by any of these counterparties.

Foreign Currency Forward Contracts. We hedge forecasted intercompany sales denominated in foreign currencies through the use of forward contracts. We account for these forward contracts as cash flow hedges. To the extent these forward contracts meet hedge accounting criteria, changes in their fair value are not included in current earnings but are included in accumulated other comprehensive loss. These changes in fair value will be recognized into earnings as a component of sales or cost of sales when the forecasted transaction occurs.

We also enter into forward contracts to exchange foreign currencies for United States dollars in order to hedge our currency transaction exposures. These forward contracts settle each month at month-end, at which time we enter into new forward contracts. We have not designated these forward contracts as hedges and have not applied hedge accounting to them.

The following table presents the notional contract amounts for forward contracts outstanding:

	FASB ASC Topic 815 Designation	As of	
		December 31, 2024	December 31, 2023
Forward exchange contracts	Cash flow hedge	$ 224,177	$ 223,839
Forward exchange contracts	Non-designated	38,892	55,789

The remaining time to maturity as of December 31, 2024 is within two years for hedge designated foreign exchange contracts and approximately one month for non-hedge designated forward exchange contracts.

Statement of comprehensive income (loss) presentation

Derivatives designated as cash flow hedges

Foreign exchange contracts designated as cash flow hedges had the following effects on accumulated other comprehensive income (loss) ("AOCI") and net earnings on our consolidated statements of comprehensive income (loss) and our consolidated balance sheets:

Derivative Instrument	Amount of Gain Recognized in AOCI Years Ended			Location of amount reclassified	Consolidated Statements of Comprehensive Income (Loss) Total Amount of Line Item Presented			Amount of Gain Reclassified from AOCI Years Ended		
	2024	2023	2022		2024	2023	2022	2024	2023	2022
Foreign exchange contracts	$10,928	$ 5,489	$14,494	Net Sales	$1,307,015	$1,244,744	$1,045,472	$ 4,285	$ 3,790	$15,085
				Cost of Sales	573,983	568,499	474,227	1,125	4,840	939
Pre-tax gain	$10,928	$ 5,489	$14,494					$ 5,410	$ 8,630	$16,024
Tax expense	2,649	1,331	3,513					1,311	2,092	3,884
Net gain	$ 8,279	$ 4,158	$10,981					$ 4,099	$ 6,538	$12,140

At December 31, 2024, $4.1 million of net unrealized gains on forward contracts accounted for as cash flow hedges, and included in accumulated other comprehensive loss, are expected to be recognized in earnings in the next twelve months.

Derivatives not designated as cash flow hedges

Net gain (loss) from derivative instruments not accounted for as hedges and loss on our intercompany receivables on our consolidated statements of comprehensive income (loss) were:

Derivative Instrument	Location on Consolidated Statements of Comprehensive Income (Loss)	Years Ended		
		2024	2023	2022
Net gain (loss) on currency forward contracts	Selling and administrative expense	$ 608	$ (891)	$ (240)
Net loss on currency transaction exposures	Selling and administrative expense	$ (3,043)	$ (1,305)	$ (1,950)

<u>Balance sheet presentation</u>

We record these forward foreign exchange contracts at fair value. The following tables summarize the fair value for forward foreign exchange contracts outstanding at December 31, 2024 and 2023:

December 31, 2024	Location on Consolidated Balance Sheet	Asset Fair Value	Liabilities Fair Value	Net Fair Value
Derivatives designated as hedging instruments:				
Foreign exchange contracts	Prepaid expenses and other current assets	$ 8,702	$ (3,294)	$ 5,408
Foreign exchange contracts	Other assets	388	(124)	264
		$ 9,090	$ (3,418)	$ 5,672
Derivatives not designated as hedging instruments:				
Foreign exchange contracts	Other current liabilities	33	(110)	(77)
Total derivatives		$ 9,123	$ (3,528)	$ 5,595

December 31, 2023	Location on Consolidated Balance Sheet	Asset Fair Value	Liabilities Fair Value	Net Fair Value
Derivatives designated as hedging instruments:				
Foreign exchange contracts	Prepaid expenses and other current assets	$ 3,761	$ (3,197)	$ 564
Foreign exchange contracts	Other long-term liabilities	24	(433)	(409)
		$ 3,785	$ (3,630)	$ 155
Derivatives not designated as hedging instruments:				
Foreign exchange contracts	Other current liabilities	39	(209)	(170)
Total derivatives		$ 3,824	$ (3,839)	$ (15)

Our forward foreign exchange contracts are subject to a master netting agreement and qualify for netting in the consolidated balance sheets.

Fair Value Disclosure. FASB guidance defines fair value and establishes a framework for measuring fair value and related disclosure requirements. This guidance applies when fair value measurements are required or permitted. The guidance indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Fair value is defined based upon an exit price model.

Valuation Hierarchy. A valuation hierarchy was established for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from or corroborated by observable market data through correlation. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. There have been no significant changes in the assumptions.

Valuation Techniques. Assets and liabilities carried at fair value and measured on a recurring basis as of December 31, 2024 consist of forward foreign exchange contracts and contingent consideration. The Company values its forward foreign exchange contracts using quoted prices for similar assets. The most significant assumption is quoted currency rates. The value of the forward foreign exchange contract assets and liabilities were valued using Level 2 inputs and are listed in the table above.

The Company values contingent consideration from the In2Bones and Biorez acquisitions using Level 3 inputs. The contingent consideration was recorded at fair value at the date of acquisition based on the consideration expected to be transferred, estimated as the probability-weighted future cash flows, discounted back to present value. The fair value of contingent consideration is measured using projected payment dates, discount rates, revenue volatilities, and projected revenues. The recurring Level 3 fair value measurements of contingent consideration for which the liabilities are recorded include the following significant unobservable inputs as of December 31, 2024:

Unobservable Input	Assumptions	
	In2Bones	Biorez
Discount rate	7.75%	13.38%
Revenue volatility	19.60%	21.97%
Projected year of payment	2025-2026	2025-2026

Adjustments to the fair value of contingent consideration during 2024 for In2Bones were driven principally by the level of In2Bones revenue and reflect various factors, including a delayed recovery from supply chain constraints, delays in product registrations and integration disruptions. Biorez adjustments to fair value of contingent consideration during 2024 principally relate to the level of Biorez revenue driven by the expected timing of clinical trial results. Changes in the fair value of contingent consideration liabilities for years ended December 31, 2024 and December 31, 2023 are as follows:

	In2Bones	Biorez
Balance at January 1, 2023	$ 70,198	$ 116,234
Payments	(13,867)	—
Changes in fair value of contingent consideration	(14,938)	12,517
Balance at December 31, 2023	$ 41,393	$ 128,751
Payments	(3,029)	(53,850)
Changes in fair value of contingent consideration	(27,168)	(13,880)
Balance at December 31, 2024	$ 11,196	$ 61,021

Contingent consideration of $35.4 million and $36.8 million is included in other current liabilities and other long-term liabilities, respectively, in the consolidated balance sheet at December 31, 2024. Contingent consideration of $77.6 million and $92.5 million is included in other current liabilities and other long-term liabilities, respectively, in the consolidated balance sheet at December 31, 2023.

The carrying amounts reported in our balance sheets for cash and cash equivalents, accounts receivable, accounts payable and variable long-term debt approximate fair value.

SCHEDULE II—Valuation and Qualifying Accounts
(In thousands)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts[(1)]	Deductions	Balance at End of Period
2024					
Allowance for bad debts	$ 6,034	$ 2,557	$ —	$ (2,852)	$ 5,739
Sales returns and allowance	6,646	—	—	(686)	5,960
Deferred tax asset valuation allowance	—	—	—	—	—
2023					
Allowance for bad debts	$ 5,508	$ 1,525	$ —	$ (999)	$ 6,034
Sales returns and allowance	6,388	1,533	—	(1,275)	6,646
Deferred tax asset valuation allowance	543	—	—	(543)	—
2022					
Allowance for bad debts	$ 4,528	$ 1,400	$ 230	$ (650)	$ 5,508
Sales returns and allowance	4,441	2,923	—	(976)	6,388
Deferred tax asset valuation allowance	786	—	1,571	(1,814)	543

(1) During 2022, allowances were assumed as part of the In2Bones acquisition.

Item 16. Form 10-K Summary

Registrants may voluntarily provide a summary of information required by Form 10-K under this Item 16. The Company has elected not to include such summary information.

Exhibit 4.1

Description of Common Stock

The following is a description of the general terms, provisions and rights of the common stock, par value $0.01 ("Common Stock"), of CONMED Corporation, a Delaware corporation (the "Company," "we," "us," and "our"), related provisions of the Company's certificate of incorporation (the "Certificate of Incorporation") and bylaws (the "Bylaws") and applicable Delaware law. This description is qualified in its entirety by, and should be read in conjunction with, the Certificate of Incorporation and Bylaws, which have been publicly filed with the Securities and Exchange Commission, and applicable Delaware law.

Authorized Shares

We have the authority to issue an aggregate of 100,000,000 shares of Common Stock. As of February 12, 2025, there were 31,299,194 shares of our Common Stock issued and 30,908,835 shares of our Common Stock outstanding.

Dividend Rights

Subject to the preferences, limitations and relative rights of holders of our preferred stock, the holders of Common Stock are entitled to share ratably in dividends if, when and as declared by our board of directors out of funds legally available therefor.

Voting Rights

Subject to the preferences, limitations and relative rights of holders of our preferred stock, the holders of Common Stock are entitled to one vote for each share held of record on all matters at all meetings of stockholders.

Liquidation Rights

Subject to the preferences, limitations and relative rights of holders of our preferred stock, the holders of Common Stock are entitled, in the event of our liquidation, dissolution or winding-up, to share ratably in the distribution of assets remaining after payment of debts and expenses.

Absence of Other Rights

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, some of which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the board of directors the power to discourage acquisitions that some stockholders may favor.

Special Meetings of Stockholders

Our Bylaws provide that special meetings of stockholders may be called by the board of directors, the chair of the board of directors, if any, the lead independent director of the board of directors, if any, or the president, or upon the request of stockholders holding at least 25% of the Company's outstanding stock entitled to vote, subject to certain procedural and informational requirements for calling special meetings of stockholders set forth in the Bylaws.

Stockholder Action by Written Consent

Our Certificate of Incorporation provides that stockholders can take action by written consent if stockholders holding not less than the minimum number of votes required to authorize or take such action consent, subject to certain procedural safeguards set forth in the Certificate of Incorporation, including a requirement that the holders of at least 25% of the

Company's outstanding Common Stock (provided that such shares are determined to be Net Long Shares (as defined in the Bylaws) that have been held continuously for at least one year) request that the Board set a record date to determine the stockholders entitled to act by written consent.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws require compliance with advance notice procedures for stockholder proposals and director nominations to be brought before an annual meeting of the stockholders.

Exclusive Forum

Our Bylaws provide that unless the Company consents in writing to the selection of an alternate forum, (a) the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any of our directors, officers, employees, or stockholders to the Company or our stockholders; (iii) any action asserting a claim arising pursuant to the Delaware General Corporation Law (the "DGCL"), our Certificate of Incorporation or our Bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or our Bylaws; or (v) any action asserting a claim against us that is governed by the internal affairs doctrine (or, if the Court of Chancery does not have jurisdiction, then the Superior Court of the State of Delaware, or if no state court in Delaware has jurisdiction, the federal district court for the District of Delaware); and (b) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Amendment to Certificate of Incorporation and Bylaws

Delaware law provides generally that a majority vote of all the outstanding shares entitled to vote thereon at a meeting of stockholders is required to approve amendments to a corporation's certificate of incorporation, unless a corporation's certificate of incorporation requires a greater percentage.

Delaware law provides generally that by-laws may be amended, adopted or repealed by the vote of a majority of the shares cast at a meeting of the Company's stockholders, unless the certificate of incorporation or by-laws provide otherwise. Our Bylaws provide that they may be amended, altered or repealed by a majority vote of the outstanding shares of the Company entitled to vote thereon. Additionally, if permitted under the corporation's certificate of incorporation, under Delaware law the board of directors may also amend, adopt or repeal the Company's by-laws. Our Certificate of Incorporation provides that the Bylaws may be amended, altered, or repealed by our board of directors without stockholder approval; provided, however, that any by-law adopted by the board of directors may be amended or repealed by our stockholders.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL. Accordingly, we may not engage in a business combination, such as a merger, consolidation, recapitalization, asset sale or disposition of stock, with any "interested stockholder" for a period of three years from the date that the interested stockholder first became an interested stockholder unless certain conditions are met.

Indemnification and Limitations on Liability of Officers and Directors

Our Certificate of Incorporation and Bylaws require the indemnification of directors and officers by the Company to the fullest extent permitted by law, but our Bylaws provide that no indemnification is required with respect to any settlement or disposition of a proceeding unless the Company has given its prior consent to such settlement/disposition. Our Bylaws also permit us to indemnify employees and to advance expenses to any person entitled to indemnification upon request.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for (i) any breach of the director's or officer's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director for payments of unlawful dividends or unlawful stock purchases or redemptions, (iv) any transaction from which the director or officer derived an improper personal benefit, or (v) an officer in any action by or in the right of the corporation. Our Certificate of Incorporation contains a provision eliminating the personal liability of directors for monetary damages to the fullest extent permitted by law.

Listing

The Company's Common Stock is listed on the New York Stock Exchange under the trading symbol "CNMD."

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare Investor Services.

EXHIBIT 19

Insider Trading Policy

1. Policy Statement

This Insider Trading Policy (this "Policy") is designed to prevent insider trading or allegations of insider trading, to protect the reputation of CONMED, its subsidiaries, and affiliated entities (collectively, the "Company") for integrity and ethical conduct and to help the Company's personnel avoid the severe consequences associated with violations of insider trading laws. It is the policy of the Company to comply with all applicable securities laws when transacting in its own securities. The Company will not engage in transactions in respect of its securities when it is in possession of material, nonpublic information relating to the Company, other than in compliance with applicable law.

2. Applicability

2.1. Persons Covered

This Policy applies to all directors, officers, and employees of the Company, as well as consultants and independent contractors of the Company who have access to material, nonpublic information relating to the Company or Other Relevant Issuers (as defined in Section 2.2 below).

As a person covered by this Policy, you are responsible for ensuring the following individuals comply with the restrictions set forth in this Policy:

- your family members, including without limitation your spouse, significant others, child, parent, sibling, who reside with you;
- anyone else who lives in your household;
- any family members who do not live in your household but whose securities transactions are directed by you or who are subject to your influence or control (such as parents or children who consult with you before they trade in securities);
- any person to whom you have disclosed material, nonpublic information; and
- any investment fund, trust, retirement plan, partnership, corporation or other entity that you have the ability to influence or for which you may direct investment decisions concerning securities.

Addendum 1 to this Policy is also applicable to (i) all members of the Board (the "Directors"), (ii) the Chief Executive Officer and his or her direct reports (the "Executives"), (iii) those who report directly to the Executives (the "Leadership" or "Leader"), (iv) administrative assistants who work for Executives or Leadership, and (v) other employees designated in writing by the General Counsel (the people falling into (i) – (v), collectively, the "Insiders"). The General Counsel will notify you via email if you are not a Director, Executive or Leadership but are subject to Addendum 1. Addendum 1 generally (1) prohibits covered individuals from trading in the Company's securities during quarterly blackout and other periods and (2) requires covered individuals to pre-clear all transactions in the Company's securities with the General Counsel.

Additional information regarding reporting obligations and other matters related to securities transactions made by Directors, Executives and certain members of Leadership who are subject to Section 16 reporting obligations are described by Addendum 2 to this Policy.

2.2. Securities Covered

The prohibition on insider trading in this Policy is not limited to trading in shares of the Company's common stock. It also includes trading in any other securities issued by the Company (such as preferred stock, debentures, bonds and warrants) as well as derivative securities. Transactions in mutual funds, exchange-traded funds, index funds, or other "broad basket" funds that own or hold the Company's securities as one of many investments are, however, not subject to this Policy.

This Policy also applies to trading in the securities of publicly traded companies with which the Company does business, such as the Company's customers or suppliers, and those of publicly traded companies that are involved in potential transactions or business relationships with the Company, including those with which the Company may be negotiating major transactions, such as an acquisition, investment, or sale of assets (each such publicly traded company referred to in this sentence, an "Other Relevant Issuer," and, collectively, "Other Relevant Issuers").

3. Prohibited Activities

3.1. No Trading on "Material, Nonpublic Information"

Subject only to the specific exceptions in this Policy, you may not trade in Company securities, directly or indirectly, including by having others trade on your behalf, if you are aware of material, nonpublic information relating to the Company. Similarly, you may not trade in the securities of any Other Relevant Issuer if you are aware of material, nonpublic information relating to that Other Relevant Issuer that you obtained in the course of your role with the Company.

3.2. No Tipping

The Company has authorized only certain individuals to release material, nonpublic information relating to the Company. Unless you are one of these individuals, you may not communicate material, nonpublic information to others. If you are an authorized spokesperson, you must make disclosure in compliance with the Company's policies regarding the authorized disclosure of such information, including the Company's Policy on Disclosure and Speaking for the Company (Regulation Fair Disclosure (FD)). In either case, you are prohibited from recommending to anyone the purchase or sale of securities when you are aware of material, nonpublic information relating to those securities that you learned in your role at the Company. This practice, known as "tipping," also may violate the securities laws and can result in civil and criminal penalties.

The existence of a personal, financial emergency does not excuse you from compliance with this Policy.

4.0 Definition of Material, Nonpublic Information

4.1 What is "Material Information"

While the term "material" is not precise, it is generally understood to apply to any information that a reasonable investor would consider in making an investment decision. The information need not be so important that it would alter an investment decision. Rather, it is enough that an investor could "consider" the information in making an investment decision. Both positive and negative information may be material. While it is not possible to identify all information that would be deemed "material," the following items are types of information that should be considered carefully to determine whether they are material:

- projections of future earnings or losses, or other earnings guidance;
- information related to decisions by regulatory authorities regarding the Company's products and/or product candidates;
- results of clinical trials, collaborations, licenses or matters related to the status of clinical trials (e.g., enrollment), including the timing of such announcements;
- earnings or revenue that are inconsistent with the consensus expectations of the investment community; potential restatements of the Company's financial statements, changes in auditors or auditor notification that the Company may no longer rely on an auditor's audit report;
- pending or proposed mergers, acquisitions, tender offers, joint ventures or dispositions of significant assets; changes in management or the Board;
- actual or threatened litigation or governmental investigations or major developments in such matters;
- developments regarding customers, suppliers, orders, contracts or financing sources (e.g., the acquisition or loss of a contract);
- changes in dividend policy, declarations of stock splits, or public or private sales of additional securities;

- potential defaults under any credit agreements or indentures of the Company, or the existence of material liquidity deficiencies; and
- bankruptcies or receiverships.

The Securities and Exchange Commission (the "SEC") has stated that there is no fixed quantitative threshold amount for determining materiality.

4.2 What is "Nonpublic Information"

Information is "nonpublic" if it has not been disseminated in a manner making it available to investors generally. To show that information is public, it is necessary to point to some fact that establishes that the information has become publicly available, such as the filing of a report with the SEC, the distribution of a press release through a widely disseminated news or wire service, or by other means that are reasonably designed to provide broad public access.

Before a person who possesses material, nonpublic information can trade, there also must be adequate time for the market as a whole to absorb the information that has been disclosed. For the purposes of this Policy, information will be considered public after the close of trading on the first full trading day following the Company's public release of the information.

For example, if the Company announces material information of which you are aware before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Wednesday. However, if the Company announces this material information after trading begins on that Tuesday, the first time that you can buy or sell Company securities is the opening of the market on Thursday.

Courts judge whether a particular item is "material" or "nonpublic" with the benefit of hindsight. You should direct questions whether information is "material" or "nonpublic" to the Company's General Counsel.

5.0 Special and Prohibited Transactions

Certain types of transactions raise heightened legal risk and the appearance of improper or inappropriate conduct, even in the absence of any material, nonpublic information. Insiders, consequently, may not engage in any of the following transactions:

5.1 Short Sales

Short Sales (as defined below) of the Company's securities typically evidence an expectation on the part of the seller that the securities will decline in value and, consequently, may signal to the market that the seller lacks confidence in the Company's prospects. In addition, Short Sales may reduce a seller's incentive to seek to improve the Company's performance. A "Short Sale against the box" is generally a short sale involving a security that the seller owns but does not deliver to the purchaser. Short Sales and "Short Sales against the box" of the Company's securities are prohibited by this Policy. A "Short Sale" is a trading strategy where an investor borrows shares of a stock from a broker, sells the borrowed shares, then buys back sufficient shares to replace the borrowed shares. The investor then returns the shares to the lender, keeping the difference, if any, between the sale and buyback price as profit, minus any loan interest.

5.2 Publicly traded options

Given the relatively short-term nature of most publicly traded options, transactions in certain types of options may create the appearance that a director or officer is trading based on material, nonpublic information or is focused on short-term performance at the expense of long-term objectives. Accordingly, transactions in put options, call options, or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy.

5.3   Hedging transactions

Hedging transactions can be accomplished through a variety of mechanisms, including the use of financial instruments such as prepaid variable forward contracts, equity swaps, collars, and exchange funds that are designed to reduce or eliminate the market price risk associated with ownership of the reference security. Such hedging transactions may permit a holder of Company equity securities to continue to own them without the full risks and rewards of ownership. When that occurs, the Insider may no longer have the same objectives as the Company's other stockholders, and, therefore, Insiders are prohibited by this Policy from engaging in any derivative transactions referencing Company equity securities.

5.4   Margin accounts and pledges

Securities held in a margin account or pledged as collateral for a loan may be sold by the broker if an individual fails to meet a margin call or by the lender in foreclosure if an individual defaults on the loan. Because a margin or foreclosure sale that occurs when an individual is aware of material, nonpublic information or otherwise is not permitted to trade would violate this Policy, Insiders are prohibited by this Policy from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

5.5   Standing and Limit Orders

Standing and limit orders (except standing and limit orders under approved 10b5-1 plans, as described in Addendum 1) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a trade when an Insider is in possession of material, nonpublic information. The Company therefore discourages placing standing or limit orders on Company securities. If a person subject to this Policy determines that they must use a standing or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures in this Policy and Addendum 1.

6.0   Transaction Under Company Benefit Plans

This policy does not apply to transactions under our benefit plans, except as noted below:

6.1   Stock Option Exercises

This Policy's trading restrictions generally do not apply to the Exercise (as defined below) of a stock option. The trading restrictions do apply, however, to any sale of the underlying stock or to a "Cashless Exercise" of the option through a broker, as this entails market sale of a portion of the underlying stock to cover the costs of exercise. Therefore, "Cashless Exercises" which include a market sale of securities are subject to the restrictions set forth in this Policy. The "Exercise" of a stock option means buying shares of the Company's stock at a predetermined price (the strike price) once you have the right to do so. For example, if an employee has material nonpublic information, they may exercise options at the strike price, but they must hold and not sell the shares until they no longer have material nonpublic information.

6.2   Vesting of Awards

This Policy's trading restrictions do not apply to the vesting of stock options, restricted stock, or restricted stock units. Any sale of securities in connection with such vesting is, however, subject to the restrictions set forth in this Policy.

6.3   Employee Stock Purchase Plan

This Policy's trading restrictions do not apply to periodic purchases of Company stock under a Company employee stock purchase plan, if such plan exists, so long as the employee's last non-automatic election before the purchase was a valid election. This Policy does apply, however, to an employee's non-automatic elections under the plan (whether an election to participate in the plan or to change the level of the employee's contribution under the plan) and to any sales of Company stock purchased under the plan.

6.4   401(k) Plan

This Policy's trading restrictions do not apply to purchases of Company securities in the Company's 401(k) plan resulting from periodic contributions of money to the plan pursuant to a valid payroll deduction election. This Policy does apply, however, to an employee's non-automatic elections with respect to a Company securities fund under the plan (whether an election to participate in the fund or to change the level of the employee's level of participation in the fund) and transfers in or out of a Company securities fund (including in connection with a plan loan).

7.0   Gifts

A security holder cannot make a gift or other transfer of Company securities during a period when that person/entity is not permitted to trade.

8.0   Post-Termination Transactions

If you are aware of material, nonpublic information when your role with the Company ends, you may not trade in Company securities until that information has become public or is no longer material.

9.0   Unauthorized Disclosure

Maintaining the confidentiality of Company information is essential for competitive, security, and other business reasons, as well as to comply with securities laws. You should treat all information you learn about the Company or its business plans in connection with your role as confidential and proprietary to the Company. If you are involved in a confidential project which uses a project name in order to protect the confidentiality of the underlying work or transaction, you should not disclose to any employee or third party who is not authorized to be aware of the project, the existence of the project or the project name as this could lead others to believe the Company is involved in a matter that involves material nonpublic information. Inadvertent disclosure of confidential or inside information may expose the Company and you to significant risk of investigation and litigation.

The timing and nature of Company disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, the Company, and its management. Accordingly, responses to inquiries about the Company from the press, investment analysts, or others in the financial community must be made on the Company's behalf only through authorized individuals.

10.0   Personal Responsibility

The ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you. You are responsible for confirming compliance with this Policy of any securities transaction executed or directed by you or a person or entity listed above.

11.0   Penalties for Insider Trading and Noncompliance with this Policy

Federal and state laws impose penalties for violation of insider trading or tipping laws that may be very severe and may include both imprisonment and large monetary and/or other civil penalties. In addition to governmental regulation in this area, those who violate insider trading or tipping laws may expose themselves or the Company to private lawsuits. The Company reserves the right to discipline any violation of this Policy, including by termination, whether or not the person violating the policy is found to be liable under U.S. or state law.

12.0   Questions About and Violations of this Policy

Any questions or concerns related to this policy can be directed to the Company's General Counsel at LegalOperations@conmed.com.

If you violate this Policy or any federal or state laws governing insider trading, or know or have concerns about an actual or potential violation of this Policy, you must report the actual or potential violation immediately to the General Counsel or to the CONMED Hotline. However, if the conduct in question involves the General Counsel, you may raise the matter with the Company's Chief Financial Officer, or if it involves the Chief Executive Officer or the Chief Financial Officer you may report the matter to the Chair of the Audit Committee. You may also raise the matter through the CONMED Hotline.

Failure to comply with this Policy may result in a violation of law or regulation and may raise serious compliance and legal concerns for CONMED, and the individual whose action may have caused or contributed to the potential violation. Substantiated violations of this Policy may subject the violator to disciplinary sanctions, ranging from a written warning up to, and including, employment termination.

Addendum 1

We have established additional procedures to assist in the administration of the Policy, to facilitate compliance with laws prohibiting insider trading, and to avoid the appearance of improper trading. These additional procedures are applicable only to those individuals whom we have designated (and family members identified in Section 2.1 of the Policy ("Family Members") and entities they control) and are subject only to the exceptions stated at the end of this Addendum. All capitalized terms used but not defined in this Addendum 1 have the definition ascribed to them in the Policy.

Pre-Clearance Procedures. Insiders, as well as their Family Members and entities that they control, may not engage in any transaction in Company securities (including the gifting of Company securities) without first obtaining pre-clearance of the transaction from the Company's General Counsel.

A request for pre-clearance must be submitted to the General Counsel via email LegalOperations@conmed.com at least two business days in advance of the proposed transaction. The General Counsel must submit any pre-clearance request to the Company's Chief Financial Officer. As part of the submission, the Insider must state that they are not in possession of material, nonpublic information concerning the Company and must respond to any questions regarding the proposed trade requested by the General Counsel or Chief Financial Officer, as applicable.

Prior to any trade, the General Counsel, the Chief Financial Officer or his or her designee, as applicable, must have approved proposed trade via electronic mail. Any pre-cleared trade must be executed within five business days following the approval and at a time when the Insider does not have material, nonpublic information.

While pre-clearing trades will provide added protections for Insiders who pre-clear trades in good faith, pre-approval does not protect Insiders from the consequences of prohibited illegal trading if the Insider is otherwise in possession of material, nonpublic information.

The General Counsel or Chief Financial Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If a person seeks pre-clearance, and permission to engage in the transaction is denied, then the requestor must refrain from initiating any transaction in Company securities and should not inform any other person of the restriction, without first obtaining the General Counsel's written consent to disclose the restriction to another person.

Quarterly Trading Restrictions. Insiders, as well as their Family Members and entities that they control, may not trade Company securities during a "Blackout Period" beginning two weeks prior to the end of each fiscal quarter and ending one full trading day after earnings are publicly announced for that quarter. Accordingly, the Company's trading window for all Insiders, as well as their Family Members and entities that they control, is always closed during the following periods:

- The close of business on March 15 until one full trading day after the 1st quarter earnings announcement;

- The close of business on June 15 until one full trading day after the 2nd quarter earnings announcement;

- The close of business on September 15 until one full trading day after the 3rd quarter earnings announcement; and

- The close of business on December 15 until one full trading day after the 4th quarter earnings announcement.

As a result, if an earnings announcement is made on a Tuesday morning before the stock market opens, the first time you could trade (assuming the trading window is not closed for any other reason, is the opening of the market on Wednesday. If earnings were released after trading began on Tuesday, the trading window would not open until Thursday.

Event-Specific Trading Restriction Periods. From time to time, an event may occur that is material to the Company and is known by only a limited group of Insiders or other employees. So long as the event remains material and nonpublic, Directors, Executives, Leaderships, and the individuals designated by the General Counsel as subject to this restriction, as well as their Family Members and entities they control, may not trade in Company securities. In that situation, the General Counsel may, without disclosing the reason for the restriction, notify these persons that they should not trade in Company securities. The existence of an event-specific trading restriction will not be communicated widely within the Company, and you should not communicate the restriction or extension to any other person. Even if the General Counsel has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material, nonpublic information.

Exceptions. The quarterly trading restrictions and event-driven trading restrictions do not apply to those transactions to which this Policy does not apply, as described in the Policy under the headings "Transactions Under Company Benefit Plans." Further, the requirement for pre-clearance, the quarterly trading restrictions, and event-specific trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 Trading Plans, described below.

Written Rule 10b5-1 Plans.

Under SEC Rule 10b5-1, Insiders may enter into a written plan which may permit trading during a Blackout Period or period during which event-specific trading restrictions have been imposed, provided, among other things, that the plan is entered into when the trading window is open (the "Plan"). The Plan must be entered into at a time when the Insider does not possess material, nonpublic information. SEC rules require a "cooling off" period between entering into the Plan and the transaction contemplated by the Plan, and each Plan must include a compliant cooling off period (90-120 days for Directors or Executives and 30 days for other Insiders). The Plan mechanism may be particularly useful if you have options that may expire during a quiet period, or, if for tax or other appropriate reasons, you do not wish to exercise options or otherwise trade in the Company's stock before the quiet period commences or after it ends.

All Plans must: (i) specify, or include a formula for determining, the "amount" and "price" of the securities to be traded and the "date" of the trade; (ii) not permit the Company or the Insider to exercise subsequent influence over how, when or whether to effect the purchases or sales; and (iii) provide that no other person may exercise influence under the Plan when aware of material, nonpublic information. The trades must then occur in accordance with the Plan. SEC rules prohibit certain overlapping plans, subject to limited exceptions. The written plan must, among other things, be: operated in good faith, not part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and preapproved in writing (which can be via email) by the General Counsel. Insiders should inform the General Counsel when amending or terminating any Plan. SEC rules require that plans adopted, materially amended or terminated by Directors and Executives be publicly disclosed in the Company's SEC filings. The Legal Department can provide you with a sample plan upon request.

Addendum 2

SEC Reporting Obligations and Related Considerations

This Addendum 2 applies only to Director, Executive, or Leadership who the Company has identified as Section 16 Officers. There are two primary forms that must be filed with the SEC when Directors, Executives, or Leadership trade in the Company's securities: a Form 4, and a Form 144. When Directors, Executives, or Leadership trade through Fidelity, the Company's selected broker for equity compensation, Fidelity will file the Form 144, and the Company will be able to make the necessary Form 4 filings. Directors, Executives, or Leaders who trade with other brokers are responsible for ensuring that the required Form 144s are filed with the SEC, and for ensuring that the Legal Department receives the necessary information on a timely basis to allow for Form 4 filings. The specific procedures for these filings are described below.

Form 4. The SEC requires that Directors, Executives, or Leadership file within two business days of a reportable transaction a Form 4: (i) disclosing the nature of the transaction; (ii) the price of the shares transferred; and (iii) the number of shares beneficially owned by the Director, Executive, or Leader following the transaction. The Company will make the necessary Form 4 filing, provided we receive the information necessary to make such filing. You should be aware that we are required to disclose in our annual proxy filing any failure to meet the two-day filing deadline for Form 4s and an explanation as to why such filing was not timely. Gifts are required to be reported on Form 4s. There may also be civil or criminal penalties for violators.

Form 144. Prior to, or simultaneously with, placing any order to sell the Company stock, a Director, Executive, or Leader is required to file a Form 144 with the SEC. Fidelity will handle the filing of the Form 144 if Fidelity is handling the transaction; if a Director, Executive, or Leader is selling the Company stock through a broker other than Fidelity, the Director, Executive, or Leader will have to notify the General Counsel or his or her designee so the Company can assist with filing a Form 144. Otherwise, the Director, Executive or Leader must file the Form 144 on his or her own. The purpose of the Form 144 is to notify the SEC that the person signing the Form does not know any material, nonpublic information in regard to the current and prospective operations of the Company. In filling out the Form, Section 3(f) asks for the approximate date on which you expect to sell the Company stock. Since a "shelf" filing for a Form 144 is prohibited, you should indicate, as the approximate selling date, the actual date you sign the Form 144.

Rule 144 Volume Restrictions. Rule 144(e) places volume restrictions on Directors, Executives or Leadership who plan to sell the Company stock. This means that the number of shares that a Director, Executive or Leader intends to sell must not exceed more than 1% of the outstanding stock of the Company or not more than the average weekly volume of trading in the stock as reported through the four calendar weeks preceding the proposed sale. If more than one Director, Executive, or Leader sells within a three-month period, the volume restriction may apply to the aggregate number of shares sold by all Directors, Executives or Leader in that period. The Company's practice is to monitor the volume of trading by Directors, Executives, and Leaders under this provision to ensure compliance.

"Short Swing" Profit Rule. Section 16 also requires that any purchase or sale (or sale and purchase) of Company securities that occur within six (6) months of each other be "matched" such that the difference between the highest and lowest in price is considered a short-term, or short swing, profit, that must be turned over to the Company, subject to limited exemptions. The liability for short swing profits is one of strict liability; there is no good faith or honest mistake exception, and private attorneys police all reported transactions to ensure that public companies enforce these rules.

Post-Trade Reporting to the General Counsel.

Once any transaction in the Company's securities by a Director, Executive, or Leader (including transactions effected pursuant to a Rule 10b5-1 Plan) is completed, the transaction details must be submitted in writing to the General Counsel within one day of the transaction. The Director, Executive, or Leader should include the date of the transaction, quantity of shares, price and broker-dealer through which the transaction was effected.

This reporting requirement may be satisfied by sending (or having such Director's, Executive's, or Leader's broker send) duplicate confirmations of trades to the General Counsel if such information is received by General Counsel on or before the required date. This requirement is in addition to any required notification that the Company receives from the broker who completes the trade.

EXHIBIT 21

CONMED Corporation
Subsidiaries of the Registrant

Name	State or Country of Incorporation
Aspen Laboratories, Inc.	Colorado
Biorez, Inc.	Delaware
Biorez Pty Ltd	Australia
Buffalo Filter LLC	Delaware
CONMED Andover Medical, Inc.	New York
CONMED Austria GmbH	Austria
CONMED Denmark ApS	Denmark
CONMED Deutschland GmbH	Germany
CONMED Endoscopic Technologies, Inc.	Massachusetts
CONMED Finland Oy	Finland
CONMED France SAS	France
CONMED Iberia SL	Spain
CONMED Italia SrL	Italy
CONMED Japan K. K.	Japan
CONMED Linvatec Australia PTY Ltd	Australia
CONMED Linvatec (Beijing) Medical Appliances Co., Ltd	China
CONMED Switzerland GmbH	Switzerland
CONMED U.K. Ltd.	United Kingdom
Consolidated Medical Equipment Company S. de R.L. de C.V.	Mexico
EndoDynamix, Inc.	Delaware
GWH Limited Partnership	Florida
Conmed do Brasil Comércio Importação e Exportação de Produtos Médicos Hospitalares Ltda.	Brazil
In2Bones Global, Inc.	Delaware
In2Bones SAS	France
Largo Lakes I Limited Partnership	Delaware
Linvatec Corporation	Florida
Linvatec Belgium NV	Belgium
Linvatec Canada ULC	Canada
CONMED Europe BV	Belgium
CONMED Korea Ltd.	Korea
Linvatec Nederland B.V.	Netherlands
Linvatec Polska Sp. z.o.o	Poland
Linvatec Conmed Sweden AB	Sweden
Palmerton Holdings, Inc.	New York
SurgiQuest, Inc.	Delaware
Viking Systems, Inc.	Delaware
Linvatec India Private Limited	India

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-78987, 333-90444, 333-124202, 333-136453, 333-145150, 333-162834, 333-168493, 333-182878, 333-207582, 333-214299, 333-223258 and 333-228171) of CONMED Corporation of our report dated February 18, 2025 relating to the consolidated financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Fairport, New York
February 18, 2025

Exhibit 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Patrick J. Beyer, certify that:

1. I have reviewed this annual report on Form 10-K of CONMED Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 18, 2025

/s/ Patrick J. Beyer
Patrick J. Beyer
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Todd W. Garner, certify that:

1. I have reviewed this annual report on Form 10-K of CONMED Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 18, 2025

/s/ Todd W. Garner

Todd W. Garner
Executive Vice President, Finance and
Chief Financial Officer

Exhibit 32.1

CERTIFICATIONS
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of CONMED Corporation, a Delaware corporation (the "Corporation"), does hereby certify that:

The Annual Report on Form 10-K for the year ended December 31, 2024 (the "Form 10-K") of the Corporation fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: February 18, 2025

/s/ Patrick J. Beyer
Patrick J. Beyer
President and Chief Executive Officer

Date: February 18, 2025

/s/ Todd W. Garner
Todd W. Garner
Executive Vice President, Finance and
Chief Financial Officer